   AS FILED WITH THE SECURITIES AND EXCHANGE COMMISSION ON NOVEMBER 12, 1999

                                                 REGISTRATION NO. 333-
--------------------------------------------------------------------------------
--------------------------------------------------------------------------------

                       SECURITIES AND EXCHANGE COMMISSION
                              Washington, DC 20549
                             ---------------------

                                    FORM S-1
            REGISTRATION STATEMENT UNDER THE SECURITIES ACT OF 1933
                             ---------------------

                              VISION ENERGY, INC.
             (Exact name of Registrant as specified in its charter)

           DELAWARE                          1311                         76-0622581
(State or Other Jurisdiction of  (Primary Standard Industrial          (I.R.S. Employer
Incorporation or Organization)    Classification Code Number)         Identification No.)

                 50 BRIAR HOLLOW LANE, 7TH FLOOR, WEST BUILDING
                              HOUSTON, TEXAS 77027
                                 (713) 881-8900
    (Address, including zip code, and telephone number, including area code, of Registrant's principal executive offices)

                               HORACE A. CALVERT
                 50 BRIAR HOLLOW LANE, 7TH FLOOR, WEST BUILDING
                              HOUSTON, TEXAS 77027
                                 (713) 881-8900
 (Name, address, including zip code, and telephone number, including area code, of agent for service)
                             ---------------------

                                   Copies to:

                W. MARK YOUNG                                 R. JOEL SWANSON
     GARDERE WYNNE SEWELL & RIGGS, L.L.P.                  BAKER & BOTTS, L.L.P.
          1000 LOUISIANA, SUITE 3400                           910 LOUISIANA
          HOUSTON, TEXAS 77002-5007                         HOUSTON, TEXAS 77002
                (713) 276-5864                                 (713) 229-1330

                             ---------------------

     APPROXIMATE DATE OF COMMENCEMENT OF PROPOSED SALE OF THE SECURITIES TO THE
PUBLIC: As soon as practicable after the effective date of this registration statement.

     If any of the securities being registered on this form are to be offered on a delayed or continuous basis pursuant to Rule 415 under the Securities Act of 1933, check the following box: [ ]

     If this form is filed to registered additional securities for an offering pursuant to Rule 462(b) under the Securities Act, check the following box and list the Securities Act registration number of the earlier effective registration statement for the same offering. [ ] __________________

     If this form is a post-effective amendment filed pursuant to Rule 462(c) under the Securities Act, check the following box and list the Securities Act registration statement number of the earlier effective registration statement for the offering. [ ] _____________________

     If this form is a post-effective amendment filed pursuant to Rule 462(d) under the Securities Act, check the following box and list the Securities Act registration statement number of the earlier effective registration statement for the offering. [ ] _____________________

     If the delivery of the prospectus is expected to be made pursuant to Rule 434, please check the following box: [ ]

                             ---------------------

                        CALCULATION OF REGISTRATION FEE

--------------------------------------------------------------------------------------------------------
--------------------------------------------------------------------------------------------------------
                                                          PROPOSED MAXIMUM
                  TITLE OF SHARES                            AGGREGATE                 AMOUNT OF
                  TO BE REGISTERED                         OFFERING PRICE           REGISTRATION FEE
--------------------------------------------------------------------------------------------------------

Common Stock, par value $0.01 per share.............        $207,928,000                $57,805
--------------------------------------------------------------------------------------------------------
--------------------------------------------------------------------------------------------------------

(1) Estimated solely for purposes of calculating the registration fee pursuant to Rule 457(o) under the Securities Act of 1933.

     THE REGISTRANT HEREBY AMENDS THIS REGISTRATION STATEMENT ON SUCH DATE OR DATES AS MAY BE NECESSARY TO DELAY ITS EFFECTIVE DATE UNTIL THE REGISTRANT SHALL FILE A FURTHER AMENDMENT WHICH SPECIFICALLY STATES THAT THIS REGISTRATION STATEMENT SHALL THEREAFTER BECOME EFFECTIVE IN ACCORDANCE WITH SECTION 8(A) OF THE SECURITIES ACT OF 1933 OR UNTIL THE REGISTRATION STATEMENT SHALL BECOME EFFECTIVE ON SUCH DATE AS THE COMMISSION, ACTING PURSUANT TO SAID SECTION 8(A), MAY DETERMINE.

--------------------------------------------------------------------------------
--------------------------------------------------------------------------------

                 SUBJECT TO COMPLETION, DATED NOVEMBER 12, 1999

THE INFORMATION CONTAINED IN THIS PROSPECTUS IS NOT COMPLETE AND MAY BE CHANGED. THESE SECURITIES MAY NOT BE SOLD UNTIL THE REGISTRATION STATEMENT FILED WITH THE SECURITIES AND EXCHANGE COMMISSION IS EFFECTIVE. THIS PROSPECTUS IS NOT AN OFFER TO SELL THESE SECURITIES AND IT IS NOT SOLICITING AN OFFER TO BUY THESE SECURITIES IN ANY STATE WHERE THE OFFER OR SALE IS NOT PERMITTED.

                               12,915,000 SHARES

                                     [LOGO]

                                  COMMON STOCK
                               $       PER SHARE
--------------------------------------------------------------------------------

This is the initial public offering of common stock of Vision Energy, Inc. The selling stockholder identified in this prospectus is offering 12,915,000 shares. This is a firm commitment underwriting.

We expect that the price to the public in the offering will be between $     and
$     per share. The market price of the shares after the offering may be higher or lower than the offering price.

We will apply to include the common stock on the Nasdaq National Market under
the symbol "     ."

INVESTING IN THE COMMON STOCK INVOLVES RISKS. SEE "RISK FACTORS" BEGINNING ON PAGE 12.

                                                        PER SHARE                TOTAL
                                                   --------------------   --------------------
                  Price to the public............      $                      $
                  Underwriting discount..........
                  Proceeds to the selling
                    stockholder..................

We and the selling stockholder have granted an over-allotment option to the underwriters. Under this option, the underwriters may elect to purchase a maximum of 1,937,000 additional shares (1,137,000 from us and 800,000 from the selling stockholder) within 30 days following the date of this prospectus to cover over-allotments.

--------------------------------------------------------------------------------

NEITHER THE SECURITIES AND EXCHANGE COMMISSION NOR ANY STATE SECURITIES COMMISSION HAS APPROVED OR DISAPPROVED OF THESE SECURITIES OR DETERMINED IF THIS PROSPECTUS IS TRUTHFUL OR COMPLETE. ANY REPRESENTATION TO THE CONTRARY IS A CRIMINAL OFFENSE.

CIBC WORLD MARKETS                                     A.G. EDWARDS & SONS, INC.

                The date of this prospectus is           , 2000.

LOGO

   [INSIDE FRONT COVER -- MAP DEPICTING VISION ENERGY'S PRINCIPAL PROPERTIES]

                               TABLE OF CONTENTS

                                                                 PAGE
                                                               ---------
Prospectus Summary..........................................        4
Risk Factors................................................       12
Cautionary Statement About Forward-Looking Statements.......       19
Use of Proceeds.............................................       20
Dividend Policy.............................................       20
Dilution....................................................       20
Capitalization..............................................       21
Selected Financial Data.....................................       22
Pro Forma Financial Statements..............................       24
Management's Discussion and Analysis of Financial Condition
  and Results of Operations.................................       26
Business....................................................       33
Management..................................................       46
Arrangements with Seitel....................................       51
Certain Transactions........................................       53
Principal and Selling Stockholders..........................       55
Description of Capital Stock................................       56
Shares Eligible for Future Sale.............................       60
Underwriting................................................       61
Legal Matters...............................................       63
Experts.....................................................       63
Where You Can Find More Information.........................       64
Glossary of Natural Gas and Oil Terms.......................       65
Index to Financial Statements...............................      F-1
Annex A -- Report of Independent Petroleum Engineers........      A-1

                      ------------------------------------

Our executive offices are located at 50 Briar Hollow Lane, 7th Floor, West Building, Houston, Texas 77027, and our telephone number is (713) 881-8900.

Unless otherwise stated, all information contained in this prospectus assumes no exercise of the over-allotment option granted to the underwriters.

The underwriters are offering the shares of common stock subject to various conditions and may reject all or part of any order.

Unless otherwise stated, the historical financial and business information set forth in this prospectus for Vision Energy includes the historical financial and business information of DDD Energy, Inc., a wholly owned subsidiary of Seitel, Inc. that we will acquire upon consummation of the offering.

                               PROSPECTUS SUMMARY

This summary highlights selected information from this prospectus, but does not contain all information that may be important to you. This prospectus includes specific terms of the offering, information about our business and financial data. We encourage you to read this prospectus, including the "Risk Factors" section beginning on page 12, in its entirety before making an investment decision. We have provided definitions for some of the natural gas and oil industry terms used in this prospectus in the "Glossary of Natural Gas and Oil Terms" on page 65 of this prospectus.

                           OVERVIEW OF VISION ENERGY

Vision Energy, Inc. is an independent energy company engaged in the exploration, development and production of natural gas and oil from properties located primarily in East and South Texas, Louisiana and California. We rely extensively on the evaluation and interpretation of 3D seismic data from our own proprietary 3D seismic database for our natural gas and oil exploration and development activities. From our inception in 1993 through September 30, 1999, we participated in the drilling of 207 exploratory wells on prospects generated or evaluated by our technical staff utilizing our proprietary 3D seismic database. Of these exploratory wells, 123 have been completed as discoveries, which has resulted in an overall success rate of 59% versus an industry average of approximately 33%. During that period, we also participated in 90 development wells with an overall success rate of 88% versus an industry average of approximately 84%. Through our efforts, we have added 147.7 Bcfe to our proved reserves as of June 30, 1999, of which 131.7 Bcfe was through exploration and development activities. Our average finding cost for the three years ended December 31, 1998 was $0.83 per Mcfe, excluding costs for our unevaluated properties and reserve purchases.

From our inception in 1993 through June 30, 1999, we participated in the acquisition of over 2,000 square miles of 3D seismic data at a total net cost to us of approximately $47.3 million. Over 75% of this data was commissioned by us and is proprietary. Our 3D seismic database covers over 95% of the well locations that we intend to drill through the end of 2000. We have a technical staff consisting of five geologists and four geophysicists with an average of 20 years of experience. Our technical staff assists the operators of our working interests during the evaluation and well planning phase by interpreting and applying our 3D seismic data to increase the probability of drilling a successful well.

As of June 30, 1999, our estimated proved reserves totaled 64.6 Bcf of natural gas and 6,048 MBbls of oil and natural gas liquids, for a total of 100.9 Bcfe. Approximately 57% of these reserves, on an Mcfe basis, were proved developed reserves. The PV-10 of our net proved reserves as of June 30, 1999, was $107.4 million, using realized prices of $2.55 per Mcf for natural gas and $16.83 per Bbl for oil and natural gas liquids. The reserve-to-production ratio for our reserves at June 30, 1999, using trailing 12 months' production from that date, was 13 years. As of September 30, 1999, we owned interests in approximately 353,000 gross acres (109,000 net). For the six months ended June 30, 1999, our average daily production was approximately 20.6 MMcfe per day. These figures have been adjusted to exclude amounts related to properties in our North Gillis project that we sold in July 1999.

                                 OUR STRENGTHS

We believe that our historical success and future prospects are directly related to the following combination of strengths:

   -- High Historical Drilling Success Rate. From March 1993 through September 1999, we participated in 297 natural gas and oil wells, 68% of which were completed as discoveries, and elected not to participate in 26 wells that were proposed by partners, 81% of which were dry holes. Our drilling success rate for exploratory wells is approximately 59% and for development wells is approximately 88%, both of which are above industry averages. We believe that our ability to effectively interpret and apply 3D seismic and other geophysical and geological data has contributed significantly to our high drilling success rate.

   -- Substantial Seismic Database, Acreage and Prospect Inventory. Our proprietary 3D seismic database covers over 1,500 square miles of developed and undeveloped properties in our core areas. As of September 30, 1999, we had working interests in 353,000 gross acres, primarily located onshore in the U.S. Gulf Coast region and in central California, most of which were covered by our proprietary 3D seismic database. As of September 30, 1999, our prospect inventory included over 125 exploratory prospects that were being analyzed by our technical staff.

   -- Experienced Technical Staff. Our staff of nine geologists and geophysicists has an average of 20 years of natural gas and oil exploration experience. We pay our technical staff annual bonuses based on our financial performance, and we will further incentivize these key employees with grants of employee stock options.

   -- Conservative Capital Structure. After the offering, we expect to have no long-term debt and to have borrowing availability equal to the full amount of our proposed credit facility. We believe our low level of leverage and available borrowing capacity will enable us to take advantage of market opportunities.

                                  OUR STRATEGY

We intend to expand our reserve base, cash flow and net income and to generate an attractive return on invested capital. We emphasize the following elements in our business strategy to achieve these objectives:

   -- Focus on Exploration. We maintain an exploration program driven by our technical analysis of 3D seismic and other geophysical and geological data. As of September 30, 1999, we had an inventory of over 125 exploratory prospects. From June 30, 1999 to the end of 2000, we expect to invest $42.1 million in exploration and development activities. During this period, we intend to drill 48 wells with our industry partners. We allocate our exploration spending between a small number of higher risk, higher potential prospects that may result in significant increases in proved reserves and a greater number of lower risk, moderate potential prospects. We work closely with the operators of our properties by providing detailed 3D seismic and other geotechnical analysis of the prospects to more accurately determine the economic feasibility of, and optimal exploratory and development programs for, our prospects.

   -- Extensive Use of 3D Seismic Data. We have used 3D seismic data to identify and plan approximately 70% of the wells in which we have participated. We intend to utilize 3D seismic evaluation for all future exploratory wells in which we participate. Although 3D seismic surveys are expensive to perform and interpret, we believe that these surveys, when coupled with our interpretation expertise, are cost-effective by reducing the number of unsuccessful exploratory wells we drill. We believe that our high historical drilling success rate and attractive finding cost per Mcfe validate this strategy.

   -- Maximize Return on Capital. We intend to maximize shareholder value by continuously evaluating our proved reserve and exploration prospect portfolio. We seek to prioritize our exploration prospects by drilling wells that have the highest risk-adjusted present value first and to mitigate drilling and production risks by using 3D seismic analysis. We also seek to maximize the value of our proved reserves by evaluating asset sale opportunities that will result in high rates of return for our projects. For example, in July 1999, we sold our working interest in 11 wells in the North Gillis project for $13.2 million. We had invested a total of $5.8 million in and had received $1.1 million of EBITDA from this project during the 18 month period in which we owned this interest. We retained our interest in three undrilled prospects in this project.

                      SIGNIFICANT EXPLORATION DISCOVERIES

Since our inception, we have concentrated on the exploration for natural gas and oil onshore in the U.S. Gulf Coast region. Our interests in our most significant exploration discoveries as of June 30, 1999 are summarized in the table below. Please also read "Business -- Reserves" for a more detailed discussion of our natural gas and oil reserves. This table includes amounts related to our interests in the 11 wells in the North Gillis project that we sold in July 1999 for $13.2 million.

                                                       CUMULATIVE
                                 WELLS      --------------------------------   REMAINING
                                DRILLED     RESERVES     CAPEX     CASH FLOW     PV-10     FINDING COST
                              (GROSS/NET)   (BCFE)(1)   ($MM)(2)     ($MM)       ($MM)       ($/MCFE)
                              -----------   ---------   --------   ---------   ---------   ------------
North Gillis................     11/2         19.3        $3.6       $1.0          n/a        $0.19
S. Texas Vicksburg..........      9/4         17.9         3.8        0.4        $18.5         0.21
E. Midland..................      3/1         31.2         8.7        3.4         29.7         0.28

---------------------------

(1) Cumulative reserves equals proved reserves as of June 30, 1999 plus historical production.

(2) Capital expenditures are for evaluated properties only.

                RELATIONSHIP WITH SEITEL; STRUCTURE OF OFFERING

Seitel, Inc., a leading seismic data library company, formed a subsidiary, DDD Energy, Inc., in 1993 to capitalize on its seismic expertise through direct investments in natural gas and oil properties. At the closing of the offering, we will acquire all of the stock of DDD Energy from Seitel and will continue to operate the business of DDD Energy.

We believe our separation from Seitel is a vital step in the evolution of our business. Once separated, we will be able to better plan and execute our exploration and development activities than we would have been able to as a subsidiary of Seitel because, as a separate public business, we will not compete with Seitel's other business units for available capital. In addition, we intend to generate our own natural gas and oil exploration projects, which we have not previously done because Seitel did not want us to compete directly with its seismic data customers.

After the offering, Seitel will retain approximately 10% of our outstanding common stock, or approximately 4% of our outstanding common stock if the underwriters exercise their over-allotment option in full. We will not issue any shares of our stock in the offering unless the underwriters exercise the over-allotment option. If the underwriters exercise this option, we will sell up to 1,137,000 shares of our stock and receive net proceeds of up to $ million. In addition, Seitel will make a capital contribution to DDD Energy of $15.0 million immediately prior to our acquisition of DDD Energy at the closing of the offering.

We and Seitel are structuring the offering so that we can elect to treat this transaction as an asset sale for tax purposes. We describe this structure in "Arrangements with Seitel" beginning on page 51 of this prospectus. This tax election will result in a tax liability to be paid by Seitel based on the gain on the sale. We, in turn, should have a tax basis in these assets equal to the value of the consideration we have given for these assets. This should allow us to take greater tax deductions in the future for depreciation and depletion of these assets than if the transaction were treated as a sale of stock. We expect to receive a tax opinion from Arthur Andersen LLP to the effect that under the Internal Revenue Code of 1986 and the regulations and rulings published under that code, we should have a tax basis in our assets equal to the purchase price we pay for them. You should also read "Risk Factors -- Our separation from Seitel may not have the intended tax consequences" on page 18 of this prospectus for a description of the risks associated with the intended tax structure of the offering.

                                  THE OFFERING

Common stock offered by the selling
stockholder...........................     12,915,000 shares (1)

Common stock to be outstanding after
the offering..........................     14,350,000 shares (2)

Use of proceeds.......................     The selling stockholder will receive
                                           all of the proceeds of the offering,
                                           unless the underwriters exercise the
                                           over-allotment option. Seitel will
                                           make a cash capital contribution to
                                           DDD Energy of $15.0 million
                                           immediately prior to our acquisition
                                           of DDD Energy at the closing of the
                                           offering. If the underwriters
                                           exercise the over-allotment option,
                                           we will sell up to 1,137,000 shares
                                           of our common stock and receive net
                                           proceeds of up to $     million,
                                           while the selling stockholder will
                                           sell up to 800,000 shares of our
                                           common stock and receive net proceeds
                                           of up to $     million. We will use
                                           any net proceeds we receive from the
                                           exercise of the over-allotment option
                                           and the capital contribution to DDD
                                           Energy to fund our exploration and
                                           development program and for working
                                           capital.

Proposed Nasdaq National Market
symbol................................

---------------------------

(1) Excludes up to 800,000 shares of our common stock that may be sold by Seitel if the underwriters exercise the over-allotment option.

(2) Excludes 1,005,000 shares of common stock issuable on exercise of options to be granted to our officers, directors and employees upon completion of the offering, 400,000 shares of our common stock issuable upon exercise of warrants to be granted to three of our executive officers under their employment agreements, approximately 450 shares of our common stock to be issued after consummation of the offering pursuant to restricted stock grants to our non-employee directors and up to 1,137,000 shares of our common stock that we may issue if the underwriters exercise the over-allotment option.

             SUMMARY HISTORICAL AND PRO FORMA FINANCIAL INFORMATION

The following table presents a summary of DDD Energy's historical financial information and our pro forma financial information giving effect to the transactions that will occur at the closing of the offering as if they had occurred at the beginning of the periods presented or as of the dates presented. For a description of these pro forma adjustments, please read "Pro Forma Financial Statements." You should read the following data in conjunction with "Management's Discussion and Analysis of Financial Condition and Results of Operations" and the financial statements included elsewhere in this prospectus.

                                                                                     PRO FORMA AS ADJUSTED
                                                                                    -----------------------
                                                                                                     SIX
                                                                SIX MONTHS ENDED                    MONTHS
                                   YEAR ENDED DECEMBER 31,          JUNE 30,         YEAR ENDED     ENDED
                                 ----------------------------   -----------------   DECEMBER 31,   JUNE 30,
                                  1996       1997      1998      1998      1999         1998         1999
                                 -------   --------   -------   -------   -------   ------------   --------
                                                  (IN THOUSANDS, EXCEPT PER SHARE AMOUNTS)
STATEMENT OF OPERATIONS DATA:
  Revenue......................  $17,473   $ 25,680   $18,994   $ 9,810   $ 8,547     $18,994       $8,547
  Expenses:
     Production expenses.......    3,134      5,168     4,683     2,367     2,348       4,683        2,348
     General and administrative
       expenses................    1,803      2,408     3,105     1,379     1,534       3,103        1,607
     Depreciation, depletion
       and amortization........    7,333     12,852    12,110     6,490     4,275      12,110        4,275
     Impairment of oil and gas
       properties..............       --     11,588        --        --        --          --           --
                                 -------   --------   -------   -------   -------     -------       ------
          Total expenses.......   12,270     32,016    19,898    10,236     8,157      19,896        8,230
                                 -------   --------   -------   -------   -------     -------       ------
  Income (loss) from
     operations................    5,203     (6,336)     (904)     (426)      390        (902)         317
  Interest expense(1)..........   (1,990)    (3,162)   (4,724)   (2,341)   (2,912)         --           --
  Interest income..............      135         14        11         4        --          11           --
  Loss on extinguishment of
     volumetric production
     payment(2)................       --     (4,228)       --        --        --          --           --
                                 -------   --------   -------   -------   -------     -------       ------
  Income (loss) before income
     taxes.....................    3,348    (13,712)   (5,617)   (2,763)   (2,522)       (891)         317
  Provision (benefit) for
     income taxes..............    1,180     (4,909)   (1,970)     (969)     (879)         --          115
                                 -------   --------   -------   -------   -------     -------       ------
  Net income (loss)............  $ 2,168   $ (8,803)  $(3,647)  $(1,794)  $(1,643)       (891)         202
                                 =======   ========   =======   =======   =======
  Preferred stock dividends....                                                            75           38
                                                                                      -------       ------
  Income (loss) attributable to
     common stock..............                                                       $  (966)      $  164
                                                                                      =======       ======
  Pro forma net income (loss)
     per common share:(3)
     Basic.....................                                                       $ (0.07)      $ 0.01
                                                                                      =======       ======
     Diluted...................                                                       $ (0.07)      $ 0.01
                                                                                      =======       ======
  Pro forma weighted average
     number of common shares
     outstanding(3)............                                                        14,350       14,350
                                                                                      =======       ======
  OTHER FINANCIAL DATA:
  EBITDA(4)....................  $12,536   $ 13,876   $11,206   $ 6,064   $ 4,665
  Net cash provided by
     operating activities......   29,784     16,600    17,500     8,878     7,426
  Net cash used in investing
     activities................  (50,480)   (54,708)  (42,033)  (24,887)  (20,686)
  Net cash provided by
     financing activities......   20,696     38,108    24,533    16,009    13,260
  Capital expenditures.........   51,428     64,418    48,197    21,615    14,123

                                                                 AS OF JUNE 30, 1999
                                                              -------------------------
                                                                           PRO FORMA
                                                               ACTUAL    AS ADJUSTED(5)
                                                              --------   --------------
                                                                   (IN THOUSANDS)
BALANCE SHEET DATA:
  Working capital...........................................  $   (828)     $ 14,172
  Total assets..............................................   165,007       180,007
  Long-term debt(1).........................................   134,716            --
  Stockholders' equity......................................    (8,027)      172,731

---------------------------

(1) Seitel has historically funded DDD Energy's capital requirements with intercompany loans rather than with equity contributions. All of these intercompany loans will be converted to an equity contribution prior to the offering. Therefore, DDD Energy's historical indebtedness and interest expense may not be indicative of our future levels of indebtedness and interest expense.

(2) In June 1996, DDD Energy sold a volumetric production payment for $19 million to certain unaffiliated limited partnerships. Under the terms of the production payment agreements, it conveyed a mineral property interest of approximately 7.6 Bcf of natural gas and approximately 363 MBbls of other hydrocarbons to the purchasers. Effective on July 1, 1997, DDD Energy entered into an agreement to extinguish the remaining portion of this volumetric production payment. The cost to acquire the production payment liability exceeded its book value. As a result of this transaction, DDD Energy recorded a pre-tax loss of $4.2 million for the year ended December 31, 1997.

(3) Pro forma net income (loss) per common share and pro forma weighted average number of common shares outstanding are based on the number of common shares that are expected to be outstanding after the transactions occurring at the time of the offering in which we will acquire all of the outstanding stock of DDD Energy in exchange for our issuance of common stock and preferred stock.

(4) EBITDA represents earnings before interest, income taxes, depreciation, depletion and amortization, and impairment of oil and gas properties. We have reported EBITDA because we believe EBITDA is a measure commonly reported and widely used by investors as an indicator of a company's operating performance and ability to incur and service debt. We believe EBITDA assists investors in comparing a company's performance on a consistent basis without regard to depreciation, depletion and amortization and impairment of oil and gas properties, which can vary significantly depending upon accounting methods or nonoperating factors such as historical cost. EBITDA is not a calculation based on U.S. generally accepted accounting principles and should not be considered an alternative to net income (loss) in measuring our performance or used as an exclusive measure of cash flow because it does not consider the impact of working capital growth, capital expenditures, debt principal reductions and other sources and uses of cash which are disclosed in our statements of cash flows. Investors should carefully consider the specific items included in our computation of EBITDA. While EBITDA has been disclosed herein to permit a more complete comparative analysis of our operating performance and debt servicing ability relative to other companies, investors should be cautioned that EBITDA as reported by us may not be comparable in all instances to EBITDA as reported by other companies. EBITDA amounts may not be fully available for management's discretionary use, due to certain requirements to conserve funds for capital expenditures, debt service and other commitments.

(5) Adjusted to give effect to our acquisition of the stock of DDD Energy from Seitel and related transactions in connection with the offering and sale of common stock in the offering.

                   SUMMARY RESERVE AND OPERATING INFORMATION

The tables below present our summary reserve information and our summary operating data for our natural gas and oil properties. Estimates of proved reserves as of December 31, 1996, 1997 and 1998 are based on reserve reports prepared by our independent petroleum engineering consultants. Forrest A. Garb & Associates, Inc. prepared the report for our reserves as of December 31, 1998 and for a portion of our reserves as of December 31, 1997, and Miller & Lents, Ltd. prepared the report for our reserves as of December 31, 1996 and for a portion of our reserves as of December 31, 1997. We have based our estimated proved reserves as of June 30, 1999 on our internal estimates of changes to our proved reserves resulting from production and drilling activity since December 31, 1998. Appendix A to this prospectus contains a letter prepared by Forrest A. Garb & Associates, Inc. summarizing the reserve report as of December 31, 1998. For additional information, please read "Business -- Reserves," "-- Volume, Prices and Production Costs" and the supplemental oil and gas information following the notes to our financial statements.

                                                                    AS OF DECEMBER 31,          AS OF
                                                              ------------------------------   JUNE 30,
                                                                1996       1997       1998     1999(1)
                                                              --------   --------   --------   --------
ESTIMATED PROVED NATURAL GAS AND OIL RESERVES:
  Natural gas reserves (MMcf):
    Proved developed........................................    11,563     18,483     37,844     32,550
    Proved undeveloped......................................    12,198     28,511     36,215     32,030
                                                              --------   --------   --------   --------
         Total..............................................    23,761     46,994     74,059     64,580
                                                              ========   ========   ========   ========
  Oil and natural gas liquids reserves (MBbls):
    Proved developed........................................       902      1,744      5,265      4,086
    Proved undeveloped......................................     1,392        894      2,073      1,962
                                                              --------   --------   --------   --------
         Total..............................................     2,294      2,638      7,338      6,048
                                                              ========   ========   ========   ========
         Total proved natural gas and oil reserves
           (MMcfe)..........................................    37,525     62,822    118,087    100,868
                                                              ========   ========   ========   ========
  PV-10 (IN THOUSANDS):
  Proved developed..........................................  $ 44,690   $ 41,802   $ 66,889   $ 62,334
  Proved undeveloped........................................    28,072     41,480     40,760     45,054
                                                              --------   --------   --------   --------
         Total PV-10(2).....................................  $ 72,762   $ 83,282   $107,649   $107,388
                                                              ========   ========   ========   ========
  STANDARDIZED MEASURE OF DISCOUNTED ESTIMATED FUTURE NET
    CASH FLOWS AFTER INCOME TAXES (IN THOUSANDS)(2).........  $ 52,090   $ 64,597   $ 81,543
                                                              ========   ========   ========
  PRICES USED IN CALCULATING PROVED RESERVES AND PV-10:
  Natural gas (per Mcf).....................................  $   3.55   $   2.66   $   2.32   $   2.55
  Oil and natural gas liquids (per Bbl).....................     22.22      16.23      10.47      16.83
  OTHER RESERVE DATA:
  Reserve replacement ratio(3)..............................       267%       345%       748%       146%
  Natural gas as a % of total proved reserves...............        63%        75%        63%        64%

                                                                                       SIX MONTHS ENDED
                                                            YEAR ENDED DECEMBER 31,        JUNE 30,
                                                            ------------------------   -----------------
                                                             1996     1997     1998     1998       1999
                                                            ------   ------   ------   ------     ------
NET PRODUCTION:
  Natural gas (MMcf)(4)...................................   4,902    6,926    6,216    2,921      3,076
  Oil and natural gas liquids (MBbls)(4)..................     363      420      386      198        181
  Total production (MMcfe)................................   7,080    9,446    8,532    4,109      4,162
  AVERAGE REALIZED SALES PRICES (INCLUDING EFFECTS OF
    HEDGING):
  Natural gas (per Mcf)(4)................................  $ 2.14   $ 2.63   $ 2.27   $ 2.43     $ 2.00
  Oil and natural gas liquids (per Bbl)(4)................   18.29    16.83    11.78    12.87      12.44
  SELECTED DATA PER MCFE:
  Production expenses.....................................  $ 0.44   $ 0.55   $ 0.55   $ 0.58     $ 0.56
  General and administrative expense......................    0.25     0.25     0.36     0.34       0.37
  Depreciation, depletion and amortization of oil and gas
    properties............................................    1.02     1.34     1.39     1.55       0.99
  Three year trailing average finding cost(5).............    0.96     1.65     0.83

---------------------------

(1) Reserve information has been adjusted to exclude amounts related to our sale of interests in 11 wells in the North Gillis project in July 1999.

(2) Excludes PV-10 related to sulfur reserves of $2.4 million as of December 31, 1996 and 1997 and $4.3 million as of December 31, 1998.

(3) Reserve replacement ratio is the sum of net additions to proved reserves as a result of discoveries, revisions, purchases and sales for a period, divided by the production for such period.

(4) Includes amounts delivered under the terms of a volumetric production payment agreement of 2,094 MMcf and 84 MBbls in 1996 at an average price of $1.83 per Mcf and $14.02 per Bbl and 1,795 MMcf and 56 MBbls in 1997 at an average price of $1.84 per Mcf and $14.04 per Bbl.

(5) Finding costs are equal to the sum of all costs incurred relating to natural gas and oil exploration and development activities for all evaluated properties, excluding property acquisitions, divided by the sum of all additions and revisions to estimated proved reserves, excluding reserve purchases. Our three-year average finding cost for exploration and development activities excluding property acquisitions, as typically calculated by many of our competitors, was $1.70 per Mcfe, $2.25 per Mcfe and $1.13 per Mcfe for the years ended December 31, 1996, 1997 and 1998.

                                  RISK FACTORS

Investing in our common stock will provide you with an equity ownership in Vision Energy. As one of our stockholders, you will be subject to risks inherent in our business. The trading price of your shares will be affected by the performance of our business relative to, among other things, competition, market conditions and general economic and industry conditions. The value of your investment may decrease, resulting in a loss. You should carefully consider the following factors as well as other information contained in this prospectus before deciding to invest in shares of our common stock.

NATURAL GAS AND OIL PRICES ARE VOLATILE, AND LOW PRICES HAVE IN THE PAST AND COULD IN THE FUTURE HAVE A MATERIAL ADVERSE IMPACT ON OUR BUSINESS.

Our revenues, profitability and future growth and the carrying value of our properties depend substantially on prevailing natural gas and oil prices. Prices also affect the amount of cash flow available for capital expenditures and our ability to borrow and raise additional capital. The amount we will be able to borrow under our proposed credit facility will likely be subject to periodic re-determination based in part on changing expectations of future prices. Lower prices may also reduce the amount of natural gas and oil that we can economically produce.

Historically, the markets for natural gas and oil have been volatile, and they are likely to continue to be volatile in the future. For example, natural gas and oil prices declined significantly in 1998 and, for an extended period of time, remained substantially below prices obtained in previous years. These declines had a significant negative impact on our financial results for 1998 and the first half of 1999, contributing to our losses for both periods. Among the factors that can cause volatility are:

   --  the level of consumer product demand;

   --  weather conditions;

   --  domestic and foreign governmental regulations;

   --  the price and availability of alternative fuels;

   --  political conditions in natural gas and oil producing regions;

   --  the domestic and foreign supply of natural gas and oil;

   --  the price of foreign imports; and

   --  overall economic conditions.

WE DO NOT OPERATE ANY OF OUR PROPERTIES AND CANNOT CONTROL THE ACTIVITIES ON OUR PROPERTIES.

We do not operate any of our natural gas and oil properties. In some circumstances, our ability to exercise influence over operations for our properties or their associated costs may be limited. Our dependence on the operator and other working interest owners for these projects and our limited ability to influence operations and associated costs could materially adversely affect the realization of our targeted returns on capital in drilling activities. The success and timing of our drilling and development activities therefore depends upon a number of factors outside of our control, including:

   --  timing and amount of capital expenditures;

   --  the operator's expertise and financial resources;

   --  approval of other participants in drilling wells; and

   --  selection of technology.

BECAUSE WE HAVE INCURRED LOSSES FROM OPERATIONS SINCE OUR FORMATION, OUR FUTURE OPERATING RESULTS ARE DIFFICULT TO FORECAST. OUR FAILURE TO ACHIEVE OR SUSTAIN PROFITABILITY IN THE FUTURE COULD ADVERSELY AFFECT THE MARKET PRICE OF OUR COMMON STOCK.

We have incurred losses from operations every year but one since our formation in 1993, and the unpredictable results of our exploration and development operations make it difficult to forecast our operating results. Our failure to achieve or sustain profitability in the future could adversely affect the market price of our common stock.

We incurred net losses of $8.8 million in 1997, $3.6 million in 1998 and $1.6 million in the first six months of 1999. We expect to incur a loss for the third quarter of 1999. Although these losses were due, in part, to interest payable to Seitel under intercompany advances that will be converted into equity prior to the offering, we may continue to incur losses after elimination of this interest expense. Our development of and participation in an increasingly larger number of prospects has required, and will continue to require, substantial capital expenditures. We cannot assure you that we will achieve or sustain profitability or positive cash flows from operating activities in the future.

OUR DRILLING ACTIVITIES MAY NOT BE SUCCESSFUL. THE 3D SEISMIC DATA AND OTHER ADVANCED TECHNOLOGIES WE USE CANNOT ELIMINATE DRY HOLE RISK AND REQUIRE EXPERIENCED TECHNICAL PERSONNEL WHOM WE MAY BE UNABLE TO ATTRACT OR RETAIN.

Our future success will depend on the success of our drilling program. Drilling activities involve numerous risks, including the risk that no commercially productive natural gas or oil reservoirs will be discovered. The cost of drilling, completing and operating wells is often uncertain, and drilling operations may be curtailed, delayed or canceled as a result of a variety of factors, including:

   --  unexpected drilling conditions;

   --  pressure or irregularities in formations;

   --  equipment failures or accidents;

   --  adverse weather conditions;

   --  compliance with governmental requirements; and

   -- shortages or delays in the availability of drilling rigs and the delivery of equipment.

Even when properly interpreted, 3D seismic data and visualization techniques only assist geoscientists in identifying subsurface structures and hydrocarbon indicators. They do not allow the interpreter to know conclusively if hydrocarbons are present or economically producible. We could incur losses as a result of these drilling expenditures. Poor results from our drilling activities could affect our future cash flows and results of operations materially and adversely.

Our drilling success will depend, in part, on our ability to attract and retain experienced explorationists and other professional personnel. Competition for explorationists and engineers is extremely intense. If we cannot retain our current personnel or attract additional experienced personnel, our ability to compete could be adversely affected.

WE HAVE RECORDED WRITE-DOWNS BECAUSE OF FULL COST ACCOUNTING RULES AND MAY BE REQUIRED TO DO SO AGAIN IN THE FUTURE.

Under the full cost accounting rules of the SEC, we review the carrying value of our natural gas and oil properties each quarter. Under these rules, capitalized costs of natural gas and oil properties (net of accumulated depreciation, depletion and amortization, and deferred income taxes) may not exceed the present value of estimated future net cash flows from proved natural gas and oil reserves, discounted at 10 percent, plus the lower of cost or fair value of unproved properties, net of related tax effects.

These rules require pricing future natural gas and oil production at the unescalated natural gas and oil prices in effect at the end of each fiscal quarter. They also require a write-down if the "ceiling" is exceeded, even if prices declined for only a short period of time. We recorded an $11.6 million pre-tax -- $7.5 million after-tax -- non-cash write-down of the carrying value of our proved natural gas and oil properties as of December 31, 1997, due to these ceiling test limitations.

If natural gas and oil prices fall significantly, it is possible that additional write-downs will occur again. Write-downs required by these rules do not impact cash flow from operating activities.

RESERVE ESTIMATES DEPEND ON MANY ASSUMPTIONS THAT MAY TURN OUT TO BE INACCURATE. ANY MATERIAL INACCURACIES IN THESE RESERVE ESTIMATES OR UNDERLYING ASSUMPTIONS WILL MATERIALLY AFFECT THE QUANTITIES AND PRESENT VALUE OF OUR RESERVES.

This prospectus contains estimates of our natural gas and oil reserves and the future net cash flows from those reserves which we and our independent petroleum consultants have prepared. Reserve engineering is a subjective process of estimating our recovery from underground accumulations of natural gas and oil that cannot be measured in an exact manner. The accuracy of our reserve estimates is a function of the quality of available data and of engineering and geological interpretation and judgment. Estimates of our economically recoverable natural gas and oil reserves and of future net cash flows necessarily depend upon a number of variable factors and assumptions, such as:

   -- historical production from the area compared with production from other producing areas;

   --  the assumed effects of regulations by governmental agencies; and

   -- assumptions concerning future natural gas and oil prices, future operating costs, severance and excise taxes, development costs and costs to restore or increase production on a producing well.

Because reserve estimates are to some degree speculative, our estimates of:

   --  the quantities of natural gas and oil that we ultimately recover;

   --  our production and operation costs;

   --  the amount and timing of our future development expenditures; and

   --  our future natural gas and oil sales prices

most likely will vary from those assumed in our estimates, and these variances could be material. Any significant variance in these assumptions could materially affect the estimated quantity and value of our reserves reported in this prospectus. In addition, different reserve engineers may make different estimates of reserve quantities and cash flows based upon the same available data.

You should not assume that the present value of future net cash flows from our proved reserves referred to in this prospectus is the current market value of our estimated natural gas and oil reserves. In accordance with SEC requirements, we base the estimated discounted future net cash flows from our proved reserves on prices and costs on the date of the estimate. Actual future prices and costs may differ materially from those used in the present value estimate.

THE FAILURE TO REPLACE OUR RESERVES WOULD ADVERSELY AFFECT OUR PRODUCTION AND CASH FLOWS.

Our future natural gas and oil production depends on our success in finding additional reserves. If we fail to replace reserves, our level of production and cash flows would be adversely impacted. In general, production from natural gas and oil properties declines as reserves are depleted, with the rate of decline depending on reservoir characteristics. Our total proved reserves decline as reserves are produced unless we conduct other successful exploration and development activities. We must undertake these activities even during periods of low natural gas and oil prices, when cash flow from operations may be reduced and when it may be difficult to obtain external capital. We may not be successful in exploring for and developing additional reserves. If we are not successful, our future production and revenues will be adversely affected.

THE NATURAL GAS AND OIL BUSINESS INVOLVES MANY OPERATING RISKS THAT CAN CAUSE SUBSTANTIAL LOSSES.

The natural gas and oil business involves a variety of operating risks, including:

   --  fires;

   --  explosions;

   --  blow-outs and surface cratering;

   --  uncontrollable flows of underground natural gas, oil and formation water;

   --  natural disasters;

   --  pipe or cement failures;

   --  casing collapses;

   --  embedded oil field drilling and service tools;

   --  abnormally pressured formations; and

   -- environmental hazards such as natural gas leaks, oil spills, pipeline ruptures and discharges of toxic gases.

If any of these events occur, we could incur substantial losses as a result of:

   --  injury or loss of life;

   -- severe damage to and destruction of property, natural resources and equipment;

   --  pollution and other environmental damage;

   --  clean-up responsibilities;

   --  regulatory investigation and penalties;

   --  suspension of our operations; and

   --  repairs to resume operations.

If we experience any of these problems, it could adversely affect our ability to conduct operations.

We do not carry business interruption insurance. For some risks, we may not obtain insurance if we believe the cost of available insurance is excessive relative to the risks presented. In addition, pollution and environmental risks generally are not fully insurable. If a significant accident or other event occurs and is not fully covered by insurance, it could adversely affect our operations.

SIGNIFICANT CAPITAL NEEDS MAY REQUIRE US TO OBTAIN ADDITIONAL FINANCING WHICH MAY NOT BE AVAILABLE ON ATTRACTIVE TERMS.

Due to our plans for active exploration and development programs, we expect to experience substantial capital needs. As a result, additional financing may be required in the future to fund our growth and our developmental and exploratory drilling. We cannot assure you as to whether any additional financing will be available on attractive terms or whether financing will continue to be available under existing or proposed new credit facilities. In the event sufficient capital resources are not available to us, we may be forced to curtail our drilling and other activities.

COMPETITION IN OUR INDUSTRY IS INTENSE, AND WE ARE SMALLER AND HAVE A MORE LIMITED OPERATING HISTORY THAN MANY OF OUR COMPETITORS.

We compete with major integrated oil and gas companies and independent oil and gas companies in all areas of operation. In particular, we compete for property acquisitions and for the equipment and labor required to operate and develop these properties. Most of our competitors have substantially greater financial and other resources than we have. In addition, larger competitors may be able to absorb the burden of any changes in federal, state and local laws and regulations more easily than we can, which would adversely affect our competitive position. These competitors may be able to pay more for exploratory prospects and may be able to define, evaluate, bid for and purchase a greater number of properties and prospects than we can. Our ability to explore for natural gas and oil prospects and to acquire additional properties in the future will depend on our ability to conduct operations, to evaluate and select suitable properties and to consummate transactions in this highly competitive environment. In addition, most of our competitors have operated for a much longer time than we have and have demonstrated the ability to operate through industry cycles.

WE HAVE NO OPERATING HISTORY AS AN INDEPENDENT COMPANY.

We were formed to spin off DDD Energy from Seitel. Prior to the offering, DDD Energy has been a wholly owned subsidiary of Seitel. Seitel has provided DDD Energy with financial, management, administrative and other resources, and has exercised substantial control over DDD Energy's operations. Accordingly, the business we will own and operate after the offering has no history of operating as an independent entity. After the offering, Seitel will neither provide these services nor exercise significant control over us, and we may not be as successful in accomplishing our business goals as DDD Energy has been under Seitel's control.

OUR COMPETITORS MAY USE SUPERIOR TECHNOLOGY WHICH WE MAY BE UNABLE TO AFFORD OR WHICH WOULD REQUIRE COSTLY INVESTMENT BY US IN ORDER TO COMPETE.

Our industry is subject to rapid and significant advancements in technology, including the introduction of new products and services using new technologies. As our competitors use or develop new technologies, we may be placed at a competitive disadvantage, and competitive pressures may force us to implement new technologies at a substantial cost. In addition, our competitors may have greater financial, technical and personnel resources that allow them to enjoy technological advantages and may in the future allow them to implement new technologies before we can. We cannot be certain that we will be able to implement technologies on a timely basis or at a cost that is acceptable to us. One or more of the technologies that we currently use or that we may implement in the future may become obsolete, and we may be adversely affected. For example, seismic acquisition technology has been characterized by rapid technological advancements in recent years and further significant technological developments could substantially impair our 3D seismic data's value.

WE ARE SUBJECT TO COMPLEX LAWS AND REGULATIONS, INCLUDING ENVIRONMENTAL REGULATIONS, THAT CAN ADVERSELY AFFECT THE COST, MANNER OR FEASIBILITY OF DOING BUSINESS.

Our operations are subject to numerous laws and regulations governing the operation and maintenance of our facilities and the discharge of materials into the environment or otherwise relating to environmental protection. These laws and regulations may:

   --  require that we acquire permits before commencing drilling;

   -- restrict the substances that can be released into the environment in connection with drilling and production activities;

   -- limit or prohibit drilling activities on protected areas such as wetlands or wilderness areas; or

   -- require remedial measures to mitigate pollution from former operations, such as plugging abandoned wells.

Under these laws and regulations, we could be liable for personal injury and clean-up costs and other environmental and property damages, as well as administrative, civil and criminal penalties. We maintain limited insurance coverage for sudden and accidental environmental damages. We do not believe that insurance coverage for environmental damages that occur over time is available at a reasonable cost. Moreover, we do not believe that insurance coverage for the full potential liability that could be caused by sudden and accidental environmental damages is available at a reasonable cost. Accordingly, we may be subject to liability or we may be required to cease production from properties in the event of environmental damages.

These laws and regulations have been changed frequently in the past. In general, these changes have imposed more stringent requirements that increase operating costs or require capital expenditures in order to remain in compliance. It is also possible that unanticipated factual developments could cause us to make environmental expenditures that are significantly different from those we currently expect. Existing laws and regulations could be changed and any such changes could have an adverse effect on our business.

HEDGING OUR PRODUCTION MAY RESULT IN LOSSES.

From time to time, we hedge a portion of our natural gas production to reduce our exposure to the volatility of natural gas prices. Hedging arrangements expose us to risk of financial loss to the extent the other party to the hedging contract defaults on its obligations.

In addition, these hedging arrangements may limit the benefit we would receive from increases in the prices for natural gas. Alternatively, if we choose not to engage in hedging arrangements in the future, we may be more adversely affected by changes in natural gas prices than our competitors who engage in hedging arrangements.

OUR CERTIFICATE OF INCORPORATION AND BYLAWS CONTAIN PROVISIONS THAT COULD DISCOURAGE AN ACQUISITION OR CHANGE OF CONTROL OF VISION ENERGY.

Our certificate of incorporation authorizes our board of directors to issue preferred stock without stockholder approval. If our board of directors elects to issue preferred stock, it could be more difficult for a third party to acquire control of us, even if that change of control might be beneficial to stockholders. In addition, provisions of the certificate of incorporation and bylaws, such as those providing for a classified board of directors with staggered terms, no stockholder action by written consent and limitations on stockholder proposals at meetings of stockholders, could also make it more difficult for a third party to acquire control of us. Please read "Description of Capital Stock" for additional details concerning the provisions of our certificate of incorporation and bylaws.

OUR COMPUTER SYSTEMS AND THE COMPUTER SYSTEMS OF OUR BUSINESS PARTNERS MAY NOT BE YEAR 2000 COMPLIANT, WHICH MAY CAUSE SYSTEM FAILURES AND DISRUPTIONS ADVERSELY AFFECTING OUR OPERATIONS.

The "Year 2000" issue is a general term used to refer to the business implications of the arrival of the new millennium. In simple terms, on January 1, 2000, all computer hardware and software systems that use the two-digit year convention could fail completely or create erroneous data as a result of the system failing to recognize the two-digit internal date "00" as representing the Year 2000. Our computer systems and the computer systems of our business partners may not be Year 2000 compliant, which may cause system failures and disruptions adversely affecting our operations. Please read "Management's Discussion and Analysis of Financial Condition and Results of Operations -- Year 2000 Compliance."

We cannot assure you that our internal operations do not have any material issues with respect to Year 2000 compliance. In addition, we may not properly identify all potential problems or all potentially affected systems or remedy all problems in our systems. Furthermore, the Year 2000 issue also affects our customers, the suppliers of our 3D seismic data, and other third parties with whom we do business. The failure of any of these entities to become Year 2000 compliant could adversely affect our operations. The most reasonably likely "worst case" impacts would be impairment of:

   -- our ability to deliver our production to, or receive payment from, third parties gathering and/or purchasing our production from affected facilities;

   -- the ability of third-party suppliers or service companies to provide needed materials or services to our planned or ongoing operations, necessitating deferral or shut-in of exploration, development or production operations;

   -- our ability to receive and process 3D seismic data, which would hinder our ability to generate and drill exploratory prospects; and

   -- our ability to execute financial transactions with our banks or other third parties whose systems fail or malfunction.

OUR SEPARATION FROM SEITEL MAY NOT HAVE THE INTENDED TAX CONSEQUENCES.

We have structured the transactions relating to our separation from Seitel and the offering so that we can elect to treat these transactions as an asset sale for tax purposes. We believe that this tax structure will benefit us by giving us a higher tax basis in our assets. This will allow us to minimize our tax liability by increasing the tax deductions we can take for depreciation and depletion of our assets. While we believe that the structure of these transactions will result in this tax treatment, there is a risk that the Internal Revenue Service could challenge all or any part of these transactions. A successful challenge by the Internal Revenue Service may result in our having a lower tax basis in our assets, which would result in reduced depreciation and depletion rates. A lower tax basis would also result in higher tax gains upon any sale of those assets in the future. Thus, the effect of a successful challenge of our intended tax structure would be to increase our future tax liability.

THERE HAS BEEN NO PRIOR PUBLIC MARKET FOR OUR COMMON STOCK, AND WE EXPECT THAT ITS PRICE WILL BE VOLATILE.

Prior to the offering, there has been no public market for our common stock, and an active public market for our common stock may not develop or be sustained after the offering. The initial public offering price of our common stock will be determined by negotiation among us and the underwriters based upon a number of factors and may not be indicative of the market price of our common stock following the offering. The price at which the common stock will trade in the public market after the offering may be less than the initial public offering price you paid. In addition, we expect the market price of the common stock to be volatile.

SUBSTANTIAL SALES OF SHARES MAY ADVERSELY IMPACT THE MARKET PRICE OF OUR COMMON STOCK.

Sales of a substantial number of shares of common stock after the offering could cause the market price of our common stock to fall. Such sales could make it more difficult for us to raise capital through the sale of additional equity securities. After completion of the offering, we will have approximately 15,755,000 shares of common stock outstanding or subject to options and warrants. Seitel will hold 1,435,000 of these shares. Seitel and the holders of these options and warrants will be limited by lock-up agreements that will provide that they may not sell or otherwise dispose of our common stock for a period of 180 days after the date of this prospectus. After that period, Seitel and those holders may be eligible to sell their shares of our common stock under Rule 144. In addition, we will be obligated under a registration rights agreement to file a registration statement one year after the date of this prospectus that will register for resale all 1,435,000 shares of our common stock held by Seitel. Seitel has agreed in the registration rights agreement not to sell more than 50% of the common stock it will hold after the offering under that registration statement until two years after the date of this prospectus.

WE DO NOT INTEND TO PAY DIVIDENDS.

We have never declared or paid any cash dividends on our common stock. We currently intend to retain any future earnings for funding growth and, therefore, do not expect to pay any dividends in the foreseeable future.

             CAUTIONARY STATEMENT ABOUT FORWARD-LOOKING STATEMENTS

This prospectus contains forward-looking statements. Forward-looking statements use forward-looking terms such as "believe," "expect," "may," "intend," "will," "project," "budget," "should" or "anticipate" or other similar words. These statements discuss forward-looking information such as:

   --  anticipated capital expenditures and budgets;

   --  future cash flows and borrowings;

   --  pursuit of potential future acquisition or drilling opportunities; and

   --  sources of funding for exploration and development.

These forward-looking statements are based on assumptions that we believe are reasonable, but they are open to a wide range of uncertainties and business risks, including the following:

   --  fluctuations of the prices received or demand for natural gas and oil;

   -- uncertainty of drilling results, reserve estimates and reserve replacement;

   --  operating hazards;

   --  acquisition risks;

   --  unexpected substantial variances in capital requirements;

   --  environmental matters;

   --  our Year 2000 compliance program; and

   --  general economic conditions.

When considering these forward-looking statements, you should keep in mind the risk factors and other cautionary statements in this prospectus. Our forward-looking statements speak only as of the date made.

                                USE OF PROCEEDS

The net proceeds to the selling stockholder from the sale of the shares of
common stock are estimated to be $     million, after deducting underwriters'
discounts and commissions and estimated offering expenses. Seitel will make a cash capital contribution to DDD Energy of $15.0 million immediately prior to our acquisition of DDD Energy at the closing of the offering. If the underwriters exercise the over-allotment option, we will sell up to 1,137,000 shares of our common stock and receive net proceeds of up to $ million, while the selling stockholder will sell up to 800,000 additional shares of our common
stock and receive additional net proceeds of up to $     million, each after
deducting underwriters' discounts, commissions and estimated offering expenses. We will use any net proceeds we receive from the exercise of the over-allotment option and this capital contribution to DDD Energy to fund our exploration and development program and for working capital.

                                DIVIDEND POLICY

We have never declared or paid any cash dividends on our common stock and do not expect to do so in the foreseeable future. We anticipate that we will retain any future earnings to develop and expand our business. Any future determination with respect to the payment of dividends will be at the discretion of our board of directors and will depend on, among other things, our operating results, financial condition and capital requirements, the terms of then-existing indebtedness, general business conditions and other factors our board of directors deems relevant. Please read "Management's Discussion and Analysis of Financial Condition and Results of Operations--Liquidity, Capital Expenditures and Capital Resources" for a discussion of our liquidity and anticipated future operating expenses.

                                    DILUTION

Our net tangible book value as of June 30, 1999, after giving pro forma effect to the transactions that we will enter into immediately prior to or at the time of the offering, was $172.7 million, or $12.04 per common share. "Net tangible book value" is total assets minus total liabilities. "Net tangible book value per share" is net tangible book value divided by the total number of shares outstanding on a pro forma basis before the offering.

Our net tangible book value will not change as a result of the offering because we are not issuing any new shares of our stock in the offering and are not receiving any of the proceeds of the offering. Based on an assumed initial
public offering price of $     per share, which is the midpoint of the estimated
range of the initial public offering price, new investors will experience
immediate dilution of $     per share, which is equal to the difference between
the assumed initial public offering price and our net tangible book value per share of common stock.

                                 CAPITALIZATION

The following table shows:

   --  the capitalization of DDD Energy on June 30, 1999; and

   -- the pro forma as adjusted capitalization of Vision Energy on June 30, 1999, assuming (1) the conversion of Seitel's intercompany loans to DDD Energy into an equity investment in DDD Energy, (2) the elimination of deferred income taxes as a result of the tax consequences of the transactions that will occur at the consummation of the offering and (3) Seitel's additional cash capital contribution of $15.0 million in DDD Energy prior to our acquisition of DDD Energy, as if each of these transactions had occurred on June 30, 1999.

                                                                  AS OF JUNE 30, 1999
                                                              ---------------------------
                                                                              PRO FORMA
                                                                ACTUAL       AS ADJUSTED
                                                              -----------   -------------
                                                              (IN THOUSANDS, EXCEPT SHARE
                                                                         DATA)
Cash and equivalents........................................   $      --       $ 15,000
                                                               =========       ========
Long-term debt, net of current maturities...................   $ 134,716       $     --
                                                               ---------       --------
Redeemable preferred stock, $0.01 par value per share;
  10,000 shares authorized; 10,000 shares issued and
  outstanding, pro forma as adjusted........................          --          1,000
                                                               ---------       --------
Stockholders' equity:
  DDD Energy common stock, $1.00 par value per share; 10,000 shares authorized; 1,000 shares issued and outstanding,
     actual.................................................           1             --
  Vision Energy common stock, $0.01 par value per share;
     80,000,000 shares authorized; 14,350,000 shares issued
     and outstanding, pro forma as adjusted.................          --            144
  Additional paid-in capital................................       4,768        185,383
  Accumulated deficit.......................................     (12,796)       (12,796)
                                                               ---------       --------
     Total stockholders' equity.............................      (8,027)       172,731
                                                               ---------       --------
          Total capitalization..............................   $ 126,689       $173,731
                                                               =========       ========

                            SELECTED FINANCIAL DATA

The following table sets forth some of DDD Energy's historical financial data. You should read the following data in conjunction with "Management's Discussion and Analysis of Financial Condition and Results of Operations" and the financial statements included elsewhere in this prospectus.

The statement of operations data for DDD Energy for the years ended December 31, 1996, 1997 and 1998 and balance sheet data as of December 31, 1997 and 1998 were derived from the audited financial statements in this prospectus. The financial data as of and for the years ended December 31, 1994 and 1995 and the balance sheet data as of December 31, 1996 were derived from unaudited financial statements not included in this prospectus. The financial data as of and for the six months ended June 30, 1998 and 1999 was derived from the unaudited financial statements included in this prospectus. Vision Energy believes that the unaudited historical statements contain all adjustments needed to fairly present the information included in those statements and that the adjustments made consist only of normal recurring adjustments. The historical results are not necessarily indicative of results to be expected for any future period. See "Management's Discussion and Analysis of Financial Condition and Results of Operations" for a more complete discussion and analysis of the selected financial data presented below.

                                                                                                    SIX MONTHS ENDED
                                                          YEAR ENDED DECEMBER 31,                       JUNE 30,
                                            ----------------------------------------------------   -------------------
                                              1994       1995       1996       1997       1998       1998       1999
                                            --------   --------   --------   --------   --------   --------   --------
                                                                          (IN THOUSANDS)
STATEMENT OF OPERATIONS DATA:
Revenue...................................  $  1,205   $  4,806   $ 17,473   $ 25,680   $ 18,994   $  9,810   $  8,547
Expenses:
  Production expenses.....................       341      1,571      3,134      5,168      4,683      2,367      2,348
  General and administrative expenses.....       315        698      1,803      2,408      3,105      1,379      1,534
  Depreciation, depletion and
    amortization..........................       320      1,698      7,333     12,852     12,110      6,490      4,275
  Impairment of oil and gas properties....        --         --         --     11,588         --         --         --
                                            --------   --------   --------   --------   --------   --------   --------
        Total expenses....................       976      3,967     12,270     32,016     19,898     10,236      8,157
                                            --------   --------   --------   --------   --------   --------   --------
Income (loss) from operations.............       229        839      5,203     (6,336)      (904)      (426)       390
Interest expense(1).......................      (718)    (1,773)    (1,990)    (3,162)    (4,724)    (2,341)    (2,912)
Interest income...........................        --         33        135         14         11          4         --
Loss on extinguishment of volumetric
  production payment(2)...................        --         --         --     (4,228)        --         --         --
                                            --------   --------   --------   --------   --------   --------   --------
Income (loss) before income taxes.........      (489)      (901)     3,348    (13,712)    (5,617)    (2,763)    (2,522)
Provision (benefit) for income taxes......      (182)      (304)     1,180     (4,909)    (1,970)      (969)      (879)
                                            --------   --------   --------   --------   --------   --------   --------
Net income (loss).........................  $   (307)  $   (597)  $  2,168   $ (8,803)  $ (3,647)  $ (1,794)  $ (1,643)
                                            ========   ========   ========   ========   ========   ========   ========
OTHER FINANCIAL DATA:
EBITDA(3).................................  $    549   $  2,537   $ 12,536   $ 13,876   $ 11,206   $  6,064   $  4,665
Net cash provided by operating
  activities..............................     2,742      3,617     29,784     16,600     17,500      8,878      7,426
Net cash used in investing activities.....   (16,038)   (24,659)   (50,480)   (54,708)   (42,033)   (24,887)   (20,686)
Net cash provided by financing
  activities..............................    13,296     21,042     20,696     38,108     24,533     16,009     13,260
Capital expenditures......................    16,978     23,075     51,428     64,418     48,197     21,615     14,123
BALANCE SHEET DATA (END OF PERIOD):
Working capital...........................  $   (465)  $  1,698   $  2,660   $ (2,153)  $ (5,701)  $    823   $   (828)
Total assets..............................    22,168     46,220     93,571    123,275    156,825    137,538    165,007
Long-term debt(1).........................    17,968     38,906     59,592     97,673    122,259    113,739    134,716
Stockholder's equity......................      (273)      (870)     1,298     (7,505)    (7,208)    (9,299)    (8,027)

---------------------------

(1) Seitel has historically funded DDD Energy's capital requirements with intercompany loans rather than with equity contributions. All of these intercompany loans will be converted to an equity contribution prior to the offering. Therefore, DDD Energy's historical indebtedness and interest expense may not be indicative of our future levels of indebtedness and interest expense.

(2) In June 1996, DDD Energy sold a volumetric production payment for $19 million to certain unaffiliated limited partnerships. Under the terms of the production payment agreements, it conveyed a mineral property interest of approximately 7.6 Bcf of natural gas and approximately 363 MBbls of other hydrocarbons to the purchasers. Effective on July 1, 1997, DDD Energy entered into an agreement to extinguish the remaining portion of this volumetric production payment. The cost to acquire the production payment liability exceeded its book value. As a result of this transaction, DDD Energy recorded a pre-tax loss of $4.2 million for the year ended December 31, 1997.

(3) EBITDA represents earnings before interest, income taxes, depreciation, depletion and amortization, and impairment of oil and gas properties. We have reported EBITDA because we believe EBITDA is a measure commonly reported and widely used by investors as an indicator of a company's operating performance and ability to incur and service debt. We believe EBITDA assists investors in comparing a company's performance on a consistent basis without regard to depreciation, depletion and amortization and impairment of oil and gas properties, which can vary significantly depending upon accounting methods or nonoperating factors such as historical cost. EBITDA is not a calculation based on U.S. generally accepted accounting principles and should not be considered an alternative to net income (loss) in measuring our performance or used as an exclusive measure of cash flow because it does not consider the impact of working capital growth, capital expenditures, debt principal reductions and other sources and uses of cash which are disclosed in our statements of cash flows. Investors should carefully consider the specific items included in our computation of EBITDA. While EBITDA has been disclosed herein to permit a more complete comparative analysis of our operating performance and debt servicing ability relative to other companies, investors should be cautioned that EBITDA as reported by us may not be comparable in all instances to EBITDA as reported by other companies. EBITDA amounts may not be fully available for management's discretionary use, due to certain requirements to conserve funds for capital expenditures, debt service and other commitments.

                         PRO FORMA FINANCIAL STATEMENTS

The unaudited pro forma income statements of DDD Energy, our predecessor, for the year ended December 31, 1998 and the six months ended June 30, 1999 and the unaudited pro forma condensed balance sheet of DDD Energy as of June 30, 1999 presented below reflect the effects of adjustments to the historical financial statements of DDD Energy necessary to give pro forma effect to the transactions that will occur at the closing of the offering as if they had occurred at the beginning of the periods presented or as of the date presented. The unaudited pro forma financial statements and accompanying notes should be read in conjunction with the historical financial statements of DDD Energy included elsewhere in this prospectus.

The unaudited pro forma financial statements are based on certain assumptions believed by management of DDD Energy to be reasonable. The unaudited pro forma financial statements are not necessarily indicative of the financial position or results of operations of DDD Energy had the transactions and events described above been consummated on the dates assumed or for any future period or date.

                          PRO FORMA INCOME STATEMENTS

                                  YEAR ENDED DECEMBER 31, 1998          SIX MONTHS ENDED JUNE 30, 1999
                               -----------------------------------    -----------------------------------
                                             PRO FORMA       AS                     PRO FORMA       AS
                               HISTORICAL   ADJUSTMENTS   ADJUSTED    HISTORICAL   ADJUSTMENTS   ADJUSTED
                               ----------   -----------   --------    ----------   -----------   --------
                                                (IN THOUSANDS, EXCEPT PER SHARE AMOUNTS)
Revenue......................   $18,994       $   --      $18,994      $ 8,547       $    --     $ 8,547
Expenses:
  Production expenses........     4,683           --        4,683        2,348            --       2,348
  General and administrative
     expenses................     3,105         (664)(1)    3,103        1,534          (286)(1)   1,607
                                                 662(2)                                  359(2)
  Depreciation, depletion and
     amortization............    12,110           --       12,110        4,275            --       4,275
                                -------       ------      -------      -------       -------     -------
  Total expenses.............    19,898           (2)      19,896        8,157            73       8,230
                                -------       ------      -------      -------       -------     -------
Income (loss) from
  operations.................      (904)           2         (902)         390           (73)        317
Interest expense.............    (4,724)       4,724(3)        --       (2,912)        2,912(3)       --
Interest income..............        11           --           11           --            --          --
                                -------       ------      -------      -------       -------     -------
Income (loss) before income
  taxes......................    (5,617)       4,726         (891)      (2,522)        2,839         317
Provision (benefit) for
  income taxes...............    (1,970)       1,970(4)        --         (879)          994(4)      115
                                -------       ------      -------      -------       -------     -------
Net income (loss)............    (3,647)       2,756         (891)      (1,643)        1,845         202
Preferred stock dividends....        --           75(5)        75           --            38(5)       38
                                -------       ------      -------      -------       -------     -------
Income (loss) attributable to
  common stock...............   $(3,647)      $2,681      $  (966)     $(1,643)      $ 1,807     $   164
                                =======       ======      =======      =======       =======     =======
Net income (loss) per common
  share:
  Basic......................   $ (0.25)                  $ (0.07)(6)  $ (0.11)                  $  0.01(6)
  Diluted....................   $ (0.25)                  $ (0.07)(6)  $ (0.11)                  $  0.01(6)
Weighted average number of
  common shares
  outstanding................    14,350                    14,350       14,350                    14,350

                       PRO FORMA CONDENSED BALANCE SHEET

                                                                       AS OF JUNE 30, 1999
                                                             ---------------------------------------
                                                                           PRO FORMA
                                                             HISTORICAL   ADJUSTMENTS    AS ADJUSTED
                                                             ----------   -----------    -----------
                                                                         (IN THOUSANDS)
                          ASSETS

Total current assets.......................................   $  5,448     $  15,000(7)   $ 20,448
Net property and equipment.................................    159,559            --       159,559
                                                              --------     ---------      --------
       Total assets........................................   $165,007     $  15,000      $180,007
                                                              ========     =========      ========

           LIABILITIES AND STOCKHOLDERS' EQUITY

Total current liabilities..................................   $  6,276     $      --      $  6,276
Advances from Seitel.......................................    134,716      (134,716)(8)        --
Deferred income taxes......................................     32,042       (32,042)(9)        --
                                                              --------     ---------      --------
       Total liabilities...................................    173,034      (166,758)        6,276
                                                              --------     ---------      --------
Redeemable preferred stock.................................         --         1,000(10)     1,000
                                                              --------     ---------      --------
Total stockholders' equity.................................     (8,027)       15,000(7)    172,731
                                                                             134,716(8)
                                                                              32,042(9)
                                                                              (1,000)(10)
                                                              --------     ---------      --------
       Total liabilities and stockholders' equity..........   $165,007     $  15,000      $180,007
                                                              ========     =========      ========

                    NOTES TO PRO FORMA FINANCIAL STATEMENTS

 (1) Reflects elimination of indirect general and administrative costs allocated to DDD Energy by Seitel.

 (2) Represents general and administrative expenses for incremental executive compensation, accounting, legal, tax, insurance and other administrative expenses that we estimate will be incurred when operating as a separate public company.

 (3) Reflects elimination of interest expense as a result of Seitel's intercompany loans to DDD Energy being contributed to capital.

 (4) Represents the income tax effects of the adjustments described in footnotes
     (1), (2), and (3) above, assuming that a valuation allowance would be provided for any net tax benefit generated on a stand-alone basis for the year ended December 31, 1998.

 (5) Reflects dividends on redeemable preferred stock issued in connection with the transactions that will occur at the closing of the offering.

 (6) Pro forma net income (loss) per common share for the year ended December 31, 1998 and for the six months ended June 30, 1999 has been computed based on an assumption of 14,350,000 shares of common stock outstanding.

 (7) Reflects Seitel's $15.0 million cash contribution to DDD Energy prior to our acquisition of DDD Energy.

 (8) Reflects the contribution of intercompany loans to capital by Seitel prior to our acquisition of DDD Energy.

 (9) Reflects the elimination of DDD Energy's deferred income tax liability as a result of the tax consequences of the transactions that will occur upon consummation of the offering.

(10) Reflects the issuance of Vision Energy common and preferred stock to Seitel in exchange for the common stock of DDD Energy.

                    MANAGEMENT'S DISCUSSION AND ANALYSIS OF
                 FINANCIAL CONDITION AND RESULTS OF OPERATIONS

OVERVIEW

You should read the following discussion and analysis in conjunction with our audited consolidated financial statements included in this prospectus. The following information contains forward-looking statements. See "Cautionary Statement About Forward-Looking Statements."

Vision Energy, Inc. is an independent energy company engaged in the exploration, development and production of natural gas and oil from properties located primarily in East and South Texas, Louisiana and California.

Our revenue, profitability and future growth rate substantially depend on factors beyond our control, such as economic, political and regulatory developments and competition from other sources of energy. The energy markets historically have been very volatile, and natural gas and oil prices may fluctuate widely in the future. Sustained periods of low prices for natural gas and oil could materially and adversely affect our financial position, our results of operations, the quantities of natural gas and oil reserves that we can economically produce and our access to capital.

We regularly enter into hedging transactions for our natural gas production and intend to continue doing so. These transactions may limit our potential gains if natural gas prices were to rise substantially over the price established by the hedges.

We use the full cost method of accounting for our investments in natural gas and oil properties. Under this methodology, all costs of exploration, development and acquisition of natural gas and oil reserves are capitalized into a "full cost pool" as incurred. Properties in the pool are depleted and charged to operations using the unit-of-production method based on a ratio of current production to total estimated proved natural gas and oil reserves. To the extent that capitalized costs (net of accumulated depreciation, depletion and amortization) less applicable deferred income taxes exceed the present value, using a 10% discount rate, of future net cash flows from estimated proved natural gas and oil reserves plus the lower of cost or fair value of unproved properties, adjusted for the effects of related income taxes, the excess costs are charged to operations. If a write-down were required, it would result in a charge to earnings but would not have an impact on cash flows.

We conduct substantially all of our exploration and development activities jointly with others and, accordingly, recorded amounts for our natural gas and oil properties reflect only our proportionate interest in such activities.

Our results of operations may vary significantly from year to year based on the factors discussed above and on other factors such as exploratory and development drilling success and curtailments of production due to workover and recompletion activities. Therefore, the results of any one year may not be indicative of future results.

At the consummation of the offering, we will acquire all of the stock of Seitel's subsidiary, DDD Energy, and we will continue to conduct the business of DDD Energy after the offering. Because of this, DDD Energy will be considered our predecessor, and our historical financial statements will be based on DDD Energy's historical financial statements. The following discussion of results of operations and historical liquidity, capital expenditures and capital resources is based on the operations of DDD Energy.

RESULTS OF OPERATIONS

The following table shows selected information related to our natural gas and oil production, average sales price received and expenses per unit of production during the periods indicated, and should be read in conjunction with the discussion of results of operations below:

                                                                               SIX MONTHS ENDED
                                                    YEAR ENDED DECEMBER 31,        JUNE 30,
                                                    ------------------------   -----------------
                                                     1996     1997     1998     1998      1999
                                                    ------   ------   ------   -------   -------
NET PRODUCTION:
  Natural gas (MMcf) (1)..........................   4,902    6,926    6,216    2,921     3,076
  Oil and natural gas liquids (MBbls) (1).........     363      420      386      198       181
  Total production (MMcfe)........................   7,080    9,446    8,532    4,109     4,162
  Average daily production (MMcfe)................    19.3     25.9     23.4     22.7      23.0
  AVERAGE REALIZED SALES PRICES
     (INCLUDING EFFECTS OF HEDGING):
  Natural gas (per Mcf) (1).......................  $ 2.14   $ 2.63   $ 2.27   $ 2.43    $ 2.00
  Oil and natural gas liquids (per Bbl) (1).......   18.29    16.83    11.78    12.87     12.44
  EXPENSES (PER MCFE):
  Production expenses.............................  $ 0.44   $ 0.55   $ 0.55   $ 0.58    $ 0.56
  General and administrative expense..............    0.25     0.25     0.36     0.34      0.37
  Depreciation, depletion and amortization of oil
     and gas properties...........................    1.02     1.34     1.39     1.55      0.99

---------------------------

(1) Includes amounts delivered under the terms of a volumetric production payment agreement of 2,094 MMcf and 84 MBbls in 1996 at an average price of $1.83 per Mcf and $14.02 per Bbl and 1,795 MMcf and 56 MBbls in 1997 at an average price of $1.84 per Mcf and $14.04 per Bbl.

  Six Months Ended June 30, 1999 Compared to Six Months Ended June 30, 1998

Our average daily combined natural gas and oil production increased 1% to 23.0 MMcfe for the first six months of 1999 from 22.7 MMcfe for the corresponding period in 1998. Natural gas comprised 74% of our production for the first six months of 1999 and 71% for the corresponding period in 1998. For the first six months of 1999, our natural gas production increased 5% to 3,076 MMcf compared to 2,921 MMcf for the corresponding period in 1998. For the first six months of 1999, our oil and natural gas liquids production decreased 9% to 181 MBbls compared to 198 MBbls for the corresponding period in 1998. Natural gas prices averaged $2.00 per Mcf for the first six months of 1999 compared to $2.43 per Mcf for the corresponding period in 1998. Oil and natural gas liquids prices averaged $12.44 per Bbl for the first six months of 1999 compared to $12.87 per Bbl for the corresponding period in 1998.

Revenue was $8.5 million in the first six months of 1999 compared to $9.8 million in the first six months of 1998. The decrease in revenue was primarily caused by lower natural gas prices during the first six months of 1999.

Production costs amounted to $2.3 million, or $0.56 per Mcfe of production, in the first six months of 1999, compared to $2.4 million, or $0.58 per Mcfe of production, in the first six months of 1998. The decrease in this rate is primarily due to lower workover costs in the second quarter of 1999 as compared to 1998.

General and administrative expenses were $1.5 million for the first six months of 1999 compared to $1.4 million for the first six months of 1998. This increase was primarily a result of increased payroll costs due to addition of personnel.

Depreciation, depletion and amortization, or DD&A, of natural gas and oil properties was $4.1 million for the six months ended June 30, 1999 and $6.4 million for the six months ended June 30, 1998. This amounted to DD&A per Mcfe of production of $0.99 in the first six months of 1999 and $1.55 in the first six months of 1998. The decrease in the DD&A rate was due to the significant increase in our proved reserves as of January 1, 1999 as determined by our independent reserve engineers resulting from both new discoveries in 1998 and positive revisions to previous reserve estimates.

Interest expense, net of amounts capitalized to natural gas and oil properties, was $2.9 million for the first six months of 1999 compared to $2.3 million for the first six months of 1998. This increase was due to the increase in the amounts we owed Seitel under the intercompany loans Seitel made to us to fund our capital expenditures.

In July 1999, we sold our interest in 11 natural gas and oil wells, five of which were producing, for $13.2 million. We had incurred costs of $5.8 million on this project. In accordance with the full cost method of accounting, we will not recognize any gain on this sale because it did not represent a significant portion of our proved natural gas and oil reserves. The excess of proceeds received over costs incurred will be accounted for as a reduction of capitalized costs. We anticipate that the majority of loss in production from these wells will be offset by production from new wells anticipated to come on-line in the last half of 1999.

  Year Ended December 31, 1998 Compared to Year Ended December 31, 1997

Our average daily combined natural gas and oil production decreased 10% to 23.4 MMcfe in 1998 from 25.9 MMcfe in 1997. Natural gas comprised 73% of our production in both 1998 and 1997. In 1998, our natural gas production decreased 10% to 6,216 MMcf compared to 6,926 MMcf in 1997. In 1998, our oil and natural gas liquids production decreased 8% to 386 MBbls compared to 420 MBbls in 1997. Natural gas prices averaged $2.27 per Mcf in 1998 compared to $2.63 per Mcf in 1997. Oil and natural gas liquids prices averaged $11.78 per Bbl in 1998 compared to $16.83 per Bbl in 1997.

Revenue was $19.0 million in 1998 and $25.7 million in 1997. The decrease in revenue from 1997 to 1998 was primarily due to lower realized commodity prices along with lower natural gas production. The production decline from certain of our shallow short-lived producing properties had not yet been offset by production from new wells. Certain wells with high initial flow rates experienced production declines earlier and greater than was expected. Additionally, some development wells were not drilled in the time frame we anticipated as a result of some of our partners' delaying plans to drill such wells due to lower commodity prices, reallocation of budget funds and consolidations within the industry.

Production costs amounted to $4.7 million, or $0.55 per Mcfe of production, in 1998, compared to $5.2 million, or $0.55 per Mcfe of production, in 1997.

General and administrative expenses were $3.1 million in 1998 and $2.4 million in 1997. The increase was primarily due to an increase in compensation and related expenses as a result of the addition of personnel resulting from our growth.

DD&A of natural gas and oil properties, excluding the impairment in 1997 discussed below, was $11.9 million for the year ended December 31, 1998 and $12.7 million for the year ended December 31, 1997. This amounted to DD&A per Mcfe of production of $1.39 in 1998 and $1.34 in 1997. The increase in the DD&A rate between 1997 and the first three quarters of 1998 reflects the amount of exploration and development costs incurred increasing at a higher rate than the proven reserve base. The DD&A rate in the fourth quarter of 1998 decreased to $0.95 per Mcfe of production from $1.55 per Mcfe for the first three quarters of 1998. This decrease in the DD&A rate was due to the significant increase in our proved reserves as determined by our independent petroleum engineers resulting from both new discoveries in 1998 and positive revisions to previous reserve estimates.

At December 31, 1997, we recorded a non-cash impairment of natural gas and oil properties totaling $11.6 million ($7.5 million, net of taxes) based on our December 31, 1997, estimated proved reserves valued at March 18, 1998 market prices. The impairment was primarily due to substantially lower commodity prices.

Interest expense, net of amounts capitalized to natural gas and oil properties, was $4.7 million in 1998 and $3.2 million in 1997. The increase was due to the increase in the amounts we owed Seitel under the intercompany loans Seitel made to us to fund our capital expenditures.

  Year Ended December 31, 1997 Compared to Year Ended December 31, 1996

Our average daily combined natural gas and oil production increased 34% to 25.9 MMcfe in 1997 from 19.3 MMcfe in 1996. Natural gas comprised 73% of our production in 1997 compared to 69% in 1996. In 1997 our natural gas production increased 41% to 6,926 MMcf compared to 4,902 MMcf in 1996. In 1997, our oil and natural gas liquids production increased 16% to 420 MBbls compared to 363 MBbls in 1996. Natural gas prices averaged $2.63 per Mcf in 1997 compared to $2.14 per Mcf in 1996. Oil and natural gas liquids prices averaged $16.83 per Bbl in 1997 compared to $18.29 per Bbl in 1996.

Revenue was $25.7 million in 1997 and $17.5 million in 1996. The increase in revenue from 1996 to 1997 was primarily due to higher production resulting from more wells being on line in 1997 along with higher realized natural gas prices.

Production costs amounted to $5.2 million, or $0.55 per Mcfe of production, in 1997, compared to $3.1 million, or $0.44 per Mcfe of production, in 1996. The increase in the rate from 1996 to 1997 was primarily attributable to the number of oil wells we have in relation to our total wells as oil wells typically have higher associated production costs than natural gas wells. Additionally, in 1997, ad valorem taxes increased as a result of the increase in the value of reserves.

General and administrative expenses were $2.4 million in 1997 and $1.8 million in 1996. The increase was primarily due to an increase in compensation and related expenses as a result of the addition of personnel resulting from our growth.

DD&A of natural gas and oil properties, excluding the impairment in 1997, was $12.7 million in 1997 and $7.2 million in 1996. This amounted to DD&A per Mcfe of production of $1.34 in 1997 and $1.02 in 1996. The increase in the DD&A rate between 1996 and 1997 reflects the amount of exploration and development costs incurred increasing at a higher rate than the proven reserve base.

Interest expense, net of amounts capitalized to natural gas and oil properties, was $3.2 million in 1997 and $2.0 million in 1996. The increase was due to the increase in the amounts we owed Seitel under the intercompany loans Seitel made to us to fund our capital expenditures.

LIQUIDITY, CAPITAL EXPENDITURES AND CAPITAL RESOURCES

Prior to the offering, DDD Energy has been a wholly owned subsidiary of Seitel. DDD Energy historically did not maintain any cash balances because it used Seitel's centralized cash management system and remitted all of its cash to Seitel on a daily basis. Through intercompany loans, Seitel has provided all of DDD Energy's liquidity and capital resources in excess of the cash provided by its operations. Because Seitel will not provide us with any capital resources after the offering, DDD Energy's historical liquidity and capital resources may not be indicative of our future liquidity and capital resources.

From inception through June 30, 1999, Seitel made aggregate contributions to DDD Energy of approximately $134.7 million in the form of intercompany loans. From inception through June 30, 1999, DDD Energy incurred capital expenditures totaling approximately $223.4 million. Of these expenditures, $47.3 million were for the acquisition of 3D seismic data, $79.2 million were for exploratory and developmental drilling, $95.2 million were for leasehold costs and property acquisitions and $1.7 million for other capital expenditures.

We have experienced and expect to continue to experience substantial working capital requirements. At June 30, 1999, we had a working capital deficit of approximately $800,000, primarily due to our active exploration and development programs. While we believe that Seitel's $15.0 million cash capital contribution prior to the offering, our cash flow from operations and borrowings under our proposed credit facility should allow us to implement our present business strategy during 1999 and 2000, we may need additional financing in the future to fund our growth and exploration and development programs. If we cannot obtain any necessary additional financing, we may have to curtail our exploration and other activities or sell some of our assets.

During the first six months of 1999, we incurred capital expenditures of $14.1 million. Of these expenditures, we incurred $5.6 million for the acquisition of 3D seismic data, $4.1 million for exploratory and developmental drilling, $4.1 million for leasehold costs and $300,000 for other capital expenditures. We have budgeted to spend approximately $42.1 million in the last six months of 1999 and in 2000 for the acquisition of 3D seismic data, exploration and development drilling, leasehold costs and other capital expenditures.

Our budget includes development costs that are contingent on the success of future exploratory drilling. We do not anticipate that our budgeted leasehold costs will include the acquisition of producing properties. We do not anticipate any significant abandonment or dismantlement costs through 2000. Actual levels of capital expenditures may vary significantly due to many factors, including drilling results, natural gas and oil prices, industry conditions, decisions of operators and other industry owners and the prices of oil field goods and services. We anticipate that these capital expenditures will be funded through Seitel's cash capital contribution prior to the offering, our cash flow from operations and borrowings under our proposed credit facility.

We intend to use cash flows from operations to fund a portion of our future exploration and development activities. Net cash provided by operating activities was $7.4 million for the six months ended June 30, 1999, $17.5 million for the year ended 1998, $16.6 million for the year ended 1997 and $29.8 million for the year ended 1996. The decrease in cash flows from operations from 1996 to 1997 primarily resulted from receipt of a nonrecurring volumetric production payment of $19 million in 1996. The increase from 1997 to 1998 was primarily due to an increase in cash collected from the sale of natural gas and oil production partially offset by an increase in interest expense paid and a decrease in the amount of current tax benefit received during 1998. For the six month period ended June 30, 1999, we produced approximately 23.0 MMcfe per day as compared to average production of 23.4 MMcfe per day in 1998, 25.9 MMcfe per day in 1997, and 19.3 MMcfe per day in 1996. Our cash flow from operations will depend on the prices of natural gas and oil and on our ability to increase production through our exploration and development drilling program.

We are currently seeking a revolving credit facility to be secured by our natural gas and oil reserves. The amount of the facility we are seeking would be in the range of $20.0 million to $40.0 million. The amount we expect to be able to borrow under the revolving credit facility will be limited to a borrowing base determined by the lender based on its evaluation of our natural gas and oil reserves. We expect to finalize a revolving credit facility before consummation of the offering.

YEAR 2000 COMPLIANCE

Many currently installed computer systems and software products are coded to accept only two-digit entries in the date code field. Beginning in the year 2000, these date code fields will need to accept four-digit entries to distinguish 21st century dates from 20th century dates. As a result, computer systems and software used by many companies may need to be upgraded to comply with such "Year 2000" requirements. Significant uncertainty exists concerning the potential effects associated with such compliance, but systems that do not properly recognize such information could generate erroneous data or cause a system to fail.

Our computer systems and software products are maintained by Seitel's information systems manager and, as such, our Year 2000 readiness has been addressed as part of Seitel's overall assessment.

  Compliance Program

In order to address the Year 2000 issue, Seitel appointed its Chief Operating Officer to assure that key automated systems and related processors would remain functional through 2000. The COO and Seitel's information systems manager addressed the project by reviewing the information technology and non-information technology systems to determine whether they were Year 2000 compliant. Also, they prepared a formal questionnaire for all significant suppliers, customers, and service providers to determine the extent to which Seitel was vulnerable to those third parties' failure to remediate the Year 2000 problem.

  State of Readiness

A review and assessment of the information technology and non-information technology systems was completed as of January 31, 1999 and did not identify any material systems which are not Year 2000 compliant. Seitel prepared and sent a formal questionnaire to all significant suppliers, customers and service providers to determine the extent to which Seitel was vulnerable to those third parties' failure to remediate the Year 2000 problem. Seitel requested that these companies respond no later than June 30, 1999. As of November 8, 1999, Seitel has received written assurances of Year 2000 compliance from approximately 57% of its suppliers, customers and service providers. Companies who have not responded have been sent second requests to respond to the questionnaire. We have received oral assurances of Year 2000 compliance from many of the third parties with whom we have relationships. We believe that our operations will not be significantly disrupted even if third parties with whom we have relationships are not Year 2000 compliant.

  Costs to Address Year 2000 Compliance Issues

We estimate our total costs already expended and to be expended to address our Year 2000 issues will be less than $100,000. To date, costs incurred to address Year 2000 compliance have been internal in nature and have been charged to income as incurred. Such costs have been funded from cash provided by operating activities. However, uncertainty exists concerning the potential costs and effects associated with any Year 2000 compliance, and we intend to continue to make efforts to ensure that third parties with whom we have relationships are Year 2000 compliant. We are not aware of any information technology projects that have been delayed due to the Year 2000 compliance program.

  Risk of Non-Compliance and Contingency Plan

The goal of the Year 2000 project has been to ensure that all of the critical systems and processes, which are under our direct control, remain functional. However, because certain systems and processes may be interrelated with systems outside of our control, there can be no assurance that all implementations will be successful.

Our most likely "worst case" scenarios are impairment of:

   -- our ability to deliver our production to, or receive payment from, third parties gathering and/or purchasing our production from affected facilities;

   -- the ability of third-party suppliers or service companies to provide needed materials or services to our planned or ongoing operations, necessitating deferral or shut-in of exploration, development or production operations;

   -- our ability to receive and process 3D seismic data, which would hinder our ability to generate and drill exploratory prospects; and

   -- our ability to execute financial transactions with our banks or other third parties whose systems fail or malfunction.

As part of the Year 2000 project, we will develop contingency plans to respond to any potential failures as they may be identified. We cannot assure you that unexpected Year 2000 compliance problems for us or our vendors, customers and service providers would not materially and adversely affect our business, financial condition or operating results. We will continue throughout 1999 to consider the likelihood of a material business interruption due to the Year 2000 issue.

QUANTITATIVE AND QUALITATIVE DISCLOSURES ABOUT MARKET RISK -- COMMODITY PRICE
RISK

We produce and sell natural gas, crude oil, condensate and natural gas liquids. We currently sell most of our natural gas and oil production under price sensitive or market price contracts. As a result, our financial results can be significantly affected as natural gas and oil prices fluctuate. We use derivative financial instruments, principally natural gas swaps, to reduce the price risks associated with fluctuations in natural gas prices. However, these contracts also limit the benefits we would realize if prices increase.

We designate these derivative financial instruments as hedges and account for them on the accrual basis, recognizing gains and losses in natural gas and oil production revenues when the associated production occurs. Such contracts usually are placed with major derivative dealers that we believe are minimal credit risks. We defer and recognize in income the net gains and losses on natural gas swaps designated as hedges of anticipated transactions, including accrued gains or losses upon maturity or termination of the contract, when we produce the associated hedged gas.

During 1998, we recognized net hedging gains of $653,000. As of December 31, 1998, we did not have any open commodity price hedges. During 1999, we have entered into natural gas swaps in order to hedge a portion of anticipated natural gas production. For the six months ended June 30, 1999, we recognized net hedging losses of $102,000. As of November 1, 1999, we had open commodity price hedges totaling 2,595,000 MMBtu at an average price of $2.52 per MMBtu, or approximately $2.77 per Mcf. We continually review and may alter our hedged positions. Our strategy is to seek arrangements with guaranteed minimum prices and flexibility to participate in improving commodity prices. In general, we do not intend to hedge more than 50% of our natural gas production under long-term hedging arrangements.

The following table shows the hedges we have in place as of November 1, 1999.

                                                              VOLUME PER
                                                                MONTH      HEDGE PRICE
MONTH                                                          (MMBTU)      ($/MMBTU)
-----                                                         ----------   -----------
December 1999...............................................    310,000       $2.51
January 2000................................................    310,000        2.51
February 2000...............................................    290,000        2.51
March 2000..................................................    310,000        2.51
April 2000..................................................    300,000        2.51
May 2000....................................................    310,000        2.51
June 2000...................................................    300,000        2.51
July 2000...................................................    310,000        2.51
August 2000.................................................    155,000        2.57
                                                              ---------
          Total volume hedged...............................  2,595,000
                                                              =========

                                    BUSINESS

Vision Energy, Inc. is an independent energy company engaged in the exploration, development and production of natural gas and oil from properties located primarily in East and South Texas, Louisiana and California. We rely extensively on the evaluation and interpretation of 3D seismic data from our own proprietary 3D seismic database for our natural gas and oil exploration and development activities. From our inception in 1993 through September 30, 1999, we participated in the drilling of 207 exploratory wells on prospects generated or evaluated by our technical staff utilizing our proprietary 3D seismic database. Of these exploratory wells, 123 have been completed as discoveries, which has resulted in an overall success rate of 59% versus an industry average of approximately 33%. During that period, we also participated in 90 development wells with an overall success rate of 88% versus an industry average of approximately 84%. Through our efforts, we have added 147.7 Bcfe to our proved reserves as of June 30, 1999, of which 131.7 Bcfe was through exploration and development activities. Our average finding cost for the three years ended December 31, 1998 was $0.83 per Mcfe, excluding costs for our unevaluated properties and reserve purchases.

From our inception in 1993 through June 30, 1999, we participated in the acquisition of over 2,000 square miles of 3D seismic data at a total net cost to us of approximately $47.3 million. Over 75% of this data was commissioned by us and is proprietary. Our 3D seismic database covers over 95% of the well locations that we intend to drill through the end of 2000. We have a technical staff consisting of five geologists and four geophysicists with an average of 20 years of experience. Our technical staff assists the operators of our working interests during the evaluation and well planning phase by interpreting and applying our 3D seismic data to increase the probability of drilling a successful well.

As of June 30, 1999, our estimated proved reserves totaled 64.6 Bcf of natural gas and 6,048 MBbls of oil and natural gas liquids, for a total of 100.9 Bcfe. Approximately 57% of these reserves, on an Mcfe basis, were proved developed reserves. The PV-10 of our net proved reserves as of June 30, 1999, was $107.4 million, using realized prices of $2.55 per Mcf for natural gas and $16.83 per Bbl for oil and natural gas liquids. The reserve-to-production ratio for our reserves at June 30, 1999, using trailing 12 months' production from that date, was 13 years. As of September 30, 1999, we owned interests in approximately 353,000 gross acres (109,000 net). For the six months ended June 30, 1999, our average daily production was approximately 20.6 MMcfe per day. These figures have been adjusted to exclude amounts related to properties in our North Gillis project that we sold in July 1999.

OUR STRENGTHS

We believe that our historical success and future prospects are directly related to the following combination of strengths:

   -- High Historical Drilling Success Rate. From March 1993 through September 1999, we participated in 297 natural gas and oil wells, 68% of which were completed as discoveries, and elected not to participate in 26 wells that were proposed by partners, 81% of which were dry holes. Our drilling success rate for exploratory wells is approximately 59% and for development wells is approximately 88%, both of which are above industry averages. We believe that our ability to effectively interpret and apply 3D seismic and other geophysical and geological data has contributed significantly to our high drilling success rate.

   -- Substantial Seismic Database, Acreage and Prospect Inventory. Our proprietary 3D seismic database covers over 1,500 square miles of developed and undeveloped properties in our core areas. As of September 30, 1999, we had working interests in 353,000 gross acres, primarily located onshore in the U.S. Gulf Coast region and in central California, most of which were covered by our proprietary 3D seismic database. As of September 30, 1999, our prospect inventory included over 125 exploratory prospects that were being analyzed by our technical staff.

   -- Experienced Technical Staff. Our staff of nine geologists and geophysicists has an average of 20 years of natural gas and oil exploration experience. We pay our technical staff annual bonuses based on our financial performance, and we will further incentivize these key employees with grants of employee stock options.

   -- Conservative Capital Structure. After the offering, we expect to have no long-term debt and to have borrowing availability equal to the full amount of our proposed credit facility. We believe our low level of leverage and available borrowing capacity will enable us to take advantage of market opportunities.

OUR STRATEGY

We intend to expand our reserve base, cash flow and net income and to generate an attractive return on invested capital. We emphasize the following elements in our business strategy to achieve these objectives:

   -- Focus on Exploration. We maintain an exploration program driven by our technical analysis of 3D seismic and other geophysical and geological data. As of September 30, 1999, we had an inventory of over 125 exploratory prospects. From June 30, 1999 to the end of 2000, we expect to invest $42.1 million in exploratory and development activities. During this period, we intend to drill 48 wells with our industry partners. We allocate our exploration spending between a small number of higher risk, higher potential prospects that may result in significant increases in proved reserves and a greater number of lower risk, moderate potential prospects. We work closely with the operators of our properties by providing detailed 3D seismic and other geotechnical analysis of the prospects to more accurately determine the economic feasibility of, and optimal exploratory and development programs for, our prospects.

   -- Extensive Use of 3D Seismic Data. We have used 3D seismic data to identify and plan approximately 70% of the wells in which we have participated. We intend to utilize 3D seismic evaluation for all future exploratory wells in which we participate. Although 3D seismic surveys are expensive to perform and interpret, we believe that these surveys, when coupled with our interpretation expertise, are cost-effective by reducing the number of unsuccessful exploratory wells we drill. We believe that our high historical drilling success rate and attractive finding cost per Mcfe validate this strategy.

   -- Maximize Return on Capital. We intend to maximize shareholder value by continuously evaluating our proved reserve and exploration prospect portfolio. We seek to prioritize our exploration prospects by drilling wells that have the highest risk-adjusted present value first and to mitigate drilling and production risks by using 3D seismic analysis. We also seek to maximize the value of our proved reserves by evaluating asset sale opportunities that will result in high rates of return for our projects. For example, in July 1999, we sold our working interest in 11 wells in the North Gillis project for $13.2 million. We had invested a total of $5.8 million in and had received $1.1 million of EBITDA from this project during the 18 month period in which we owned this interest. We retained our interest in three undrilled prospects in this project.

EXPLORATION TECHNOLOGY

We rely extensively on the evaluation and interpretation of 3D seismic data for our natural gas and oil exploration and development activities. Three-dimensional seismic data provides a graphic geophysical depiction of the earth's subsurface from two horizontal dimensions and one vertical dimension. Traditional two-dimensional, or 2D, seismic data provides this geophysical depiction from one horizontal and one vertical dimension, and therefore does not provide as much geophysical information as 3D seismic data. However, 2D seismic data is still used extensively in the oil and gas exploration industry for broad-scale exploration evaluation and to determine the location for and to help design 3D surveys.

We generally decide whether to purchase a working interest in a potential project on the basis of our evaluation of existing 2D seismic data and other geological and geophysical data. When we evaluate projects, we focus on the types of potential natural gas and oil traps that we have identified through our exploration experiences as being most effectively exploited using 3D seismic data. After we become a working interest owner in a project, we actively participate in the design of a 3D seismic survey over the project area and supervise the acquisition of proprietary seismic data. We then analyze and interpret the 3D seismic data in conjunction with other geophysical and geological data, such as well logs and production data from wells drilled on prospects showing similar 3D seismic characteristics, using sophisticated computer workstations and software. This interpretation of the combination of 3D seismic with all other geological and geophysical data is essential to adequately evaluate prospects to minimize dry hole risks.

We use computer software and modeling techniques to project the likely geologic setting of a potential drilling location and potential locations of undiscovered natural gas and oil reserves. This process relies on a comparison of actual data for the potential drilling location and historical data for the density and velocity characteristics of different types of rock formations, hydrocarbons and other subsurface minerals, resulting in a projected three-dimensional image of the subsurface. This modeling is performed through the use of advanced interactive computer workstations and various combinations of available computer software developed solely for this application. Our explorationists can access a diverse software tool kit including modeling, mapping, well path description, time slice analysis, pre- and post-stack seismic processing and seismic attribute analyses.

SIGNIFICANT EXPLORATION DISCOVERIES

Since our inception, we have concentrated on the exploration for natural gas and oil onshore in the U.S. Gulf Coast region. Our interests in our most significant exploration discoveries as of June 30, 1999 are summarized in the table below. Please also read "-- Reserves" for a more detailed discussion of our natural gas and oil reserves. This table includes amounts related to our interests in the 11 wells in the North Gillis project that we sold in July 1999 for $13.2 million.

                                                      CUMULATIVE
                                WELLS      --------------------------------   REMAINING
                               DRILLED     RESERVES     CAPEX     CASH FLOW     PV-10     FINDING COST
PROJECT                      (GROSS/NET)   (BCFE)(1)   ($MM)(2)     ($MM)       ($MM)       ($/MCFE)
-------                      -----------   ---------   --------   ---------   ---------   ------------
North Gillis...............     11/2         19.3        $3.6       $1.0          n/a        $0.19
S. Texas Vicksburg.........      9/4         17.9         3.8        0.4        $18.5         0.21
E. Midland.................      3/1         31.2         8.7        3.4         29.7         0.28

---------------------------

(1) Cumulative reserves equals proved reserves as of June 30, 1999 plus historical production.

(2) Capital expenditures are for evaluated properties only.

DESCRIPTION OF OUR PRINCIPAL NATURAL GAS AND OIL PROPERTIES AND PROJECTS

Our principal natural gas and oil properties are located in the onshore U.S. Gulf Coast area, east Texas and the north central area of the state of California. As of September 30, 1999, we had an inventory of over 125 prospects. We plan to drill approximately 48 of these wells between June 30, 1999 and the end of 2000, most of which are located in the projects listed in the table below.

The following table describes our principal natural gas and oil properties and projects as of June 30, 1999, and our budgeted capital expenditures and wells for the year 2000.

                                                                                NO. OF BUDGETED NEW
                                   PROVED                            BUDGETED      WELLS (GROSS)
                                  RESERVES                             2000     --------------------
            PROJECT                (BCFE)    % GAS   % PUD   PV-10    CAPEX     EXPLOR.     DEVELOP.
            -------               --------   -----   -----   -----   --------   -------     --------
S. Texas Vicksburg..............    15.3       88%    63%    $18.5     $8.2        5           --
E. Midland......................    28.9       79     98      29.7      2.7       --            2
Sacramento Basin................     0.4      100     --       0.4      1.7       15           --
E. Texas Smackover..............    32.5       33     18      26.4      0.1       --            1
Jennings........................      --       80     --        --      3.2        2           --
Howard Creek....................      --       20     --        --      0.8        3           --
Macedonia.......................      --       80     --        --      0.9        3           --

South Texas Vicksburg. This project is located in Nueces, Hidalgo and Kleburg Counties. We have three active project areas within this region:
Tartan-Riverside, N.E. Jeffress and Ricardo. The evaluation of each area is based on 3D seismic data that is used to delineate the complex structural traps associated with a thick sand/shale sequence that makes up the Vicksburg formation. As of June 30, 1999, net proved reserves were 15.3 Bcfe.

We own a 25% working interest in the Tartan-Riverside project. In 1998, we coordinated the acquisition of a 104 square mile 3D survey in this area. Targeted reservoir size in this area is 2.0 Bcf to over 5.0 Bcf. We had a 100% success rate drilling six wells on four different prospects. These wells have encountered multiple productive horizons in the Vicksburg formation at depths ranging from 8,700 to 11,400 feet. In addition, as of September 30, 1999, we had identified 14 development locations on these prospects and were evaluating six exploratory prospects for drilling within the next two years. Capital expenditures for 2000 are anticipated to be $4.4 million in this area.

The N.E. Jeffress project is located adjacent to prolific Vicksburg formation production established by other major operators. We own a 100% working interest in this field. We acquired third-party 3D group data to evaluate this complex structural area. Targeted reservoir size in these areas is 3.0 Bcf to over 5.0 Bcf per well. We anticipate drilling two wells in 2000 with capital expenditures in the amount of $3.1 million.

We own a 25% working interest in the Ricardo project. We coordinated the acquisition of a 34 square mile 3D survey that is currently being evaluated for initial drilling locations. The Vicksburg Sand section is the primary target interval in Ricardo. The traps are expected to be highly complex, faulted structures with stratigraphic complexity as well. Pre-drill prospect reserve estimates indicate traps ranging in size from 10.0 to 25.0 Bcfe. We plan the initial exploratory test well to be drilled by the middle of 2000 with capital expenditures of $700,000 for that year.

East Midland. We own an approximate 33% working interest in this project located in Acadia Parish, Louisiana. Targeted reservoir size in this project is 3.0 Bcf to over 8.0 Bcf. In 1996, we coordinated the acquisition of a 24 square mile 3D survey. We and our partner group utilized 3D seismic technology to identify and subsequently exploit deeper hydrocarbon reserves within the field and within adjacent areas. In 1997, we drilled two wells to exploit the Nonion Struma sand, which is a gas and condensate reservoir producing below 14,000 feet in a highly faulted complex structural setting. These wells produced at average daily rates of 10 MMcf of natural gas and 150 Bbl of condensate and natural gas liquids per well. Detailed mapping indicates the presence of over 1,200 acres of productive area associated with this horizon covering five separate fault blocks. We expect additional reserves to be exploited in the Nonion Struma exploratory area as well as shallower prospective fault closures. As of June 30,1999, net proved reserves were 28.9 Bcfe. We expect to drill two additional wells and spend $2.7 million on capital expenditures in 2000.

Sacramento Basin. We have a significant exploration position in two separate areas within the Sacramento Basin gas play, which is located in the Stockton and Davis area of north central California. The two areas are the Conestrama area of San Joaquin County and the Bali and Tonga area of Solano and Yolo Counties. We believe the key to exploration in both areas is the effective use of 3D seismic data to identify amplitude anomalies that appear to be associated with gas traps in this complex structural and stratigraphic basin. We believe the combination of low drilling costs and high probability-of-success drilling plays in this premium gas marketing area makes the Sacramento Basin a significant area for us.

In the Conestrama area, we coordinated the acquisition and processing of over 225 square miles of 3D seismic data. We own a 33% working interest and expect to drill two initial wells before the end of 1999 and nine wells in 2000. We expect to encounter prospects ranging from 1.0 Bcf to over 5.0 Bcf per well in multiple Cretaceous and Tertiary horizons that range in depth from 6,000 to 11,000 feet. Planned capital expenditures for 2000 are anticipated to be $1.1 million.

Our project areas in Solano and Yolo Counties include 15% and 33% working interests in the Bali and Tonga areas, respectively. Targeted reservoir size in these areas is 1.0 Bcf to over 1.8 Bcf per well. We successfully drilled two out of three gas wells in the Bali area. We anticipate drilling the initial test well in the Tonga area before the end of 1999 with the expectation of drilling at least six more wells before the end of 2000. Planned capital expenditures for 2000 are anticipated to be $600,000.

East Texas Smackover. This project encompasses several counties in the northeast triangle area between Dallas, Houston and Tyler. We own working interests, ranging from 10% to 83%, in six separate fields within the salt-cored Smackover with 15 wells producing as of September 30, 1999. We purchased these interests in 1994 and 1995 from Edge Petroleum and Unocal. The Jurassic Smackover in this area is productive from salt-cored anticlines that create structural traps in the overlying Smackover carbonate section. These traps are located at depths ranging from 10,000 to 13,000 feet with targeted reservoir size ranging from 2.0 Bcf to over 5.0 Bcf. As of June 30, 1999, net proved reserves were 32.5 Bcfe. There are three proved undeveloped locations that we anticipate drilling over the next three years. Capital expenditures are anticipated to be $100,000 in 2000.

Jennings. This project is located in Jefferson Davis Parish, Louisiana. In 1995, we coordinated the acquisition of an approximate 18 square mile 3D survey. After extensive review of the data, we identified several large Bol Mex and Nonion Struma sand prospects. Targeted reservoir size in this project is 7.0 Bcf to over 10.0 Bcf. We plan to drill the initial well along with one additional well in 2000. Our budgeted capital expenditures for this area are $3.2 million in 2000.

Howard Creek. This project is located in Beauregard and Allen Parishes in southwest Louisiana. Our primary target for this project is associated with 3D-based evaluation and exploitation of shallow Yegua channel sand reservoirs, which range in depth from 6,000 to 9,000 feet. These traps, estimated to range from 3.0 Bcfe to over 6.0 Bcfe, are expected to exhibit a hydrocarbon amplitude anomaly leading to a high probability of drilling success. Historical production from analog fields in the immediate vicinity indicates that the target sands have excellent hydrocarbon recovery characteristics. We are currently coordinating the acquisition of a more than 100 square mile 3D survey that should be completed during mid-year 2000. We expect to drill three initial wells in the later half of 2000. Planned capital expenditures are $800,000 in 2000.

Macedonia. This project is located in Wilkinson County, which is in the southwest corner of Mississippi. The primary target is a combination structural-stratigraphic trap in the Tuscaloosa sand interval, which ranges in depth from 11,000 to 12,000 feet. Historically, wells along the trend have produced in excess of 6.0 Bcf from reservoirs that are similar to those that we expect to test in the area. In addition to our primary target, there are secondary plays in the Wilcox and Frio sand sections. The Wilcox and Frio depths range from 6,000 to 7,000 feet and 3,500 to 4,000 feet, respectively. We have a 40% working interest and are currently coordinating the acquisition and processing of a 57 square mile survey to be completed before the end of 1999. We plan to drill the initial Tuscaloosa test well by the middle of 2000. Capital expenditures for 2000 are anticipated to be $900,000.

OPERATIONS

We do not act as operator for any of our natural gas and oil projects. As a non-operator, we can focus on our demonstrated strengths of prospect evaluation and exploration and development program planning without the distraction of day-to-day operational issues. Also, because we do not act as operator, we do not have the overhead that acting as operator requires, such as a full oil and gas production accounting staff, oil and gas marketing personnel, production engineering staff and production operational personnel. We seek to invest in working interests with operators who we believe are efficient and responsive to our needs. More than 30 oil and gas companies act as operators on the properties in which we own working interests.

RESERVES

The following table shows information related to our estimated proved reserves. Estimated reserve volumes and values were determined under the method prescribed by the SEC that requires the application of period-end prices for each period, held constant throughout the projected reserve life. You should not assume that the present value of estimated future net cash flows referred to in this prospectus is the current market value of our estimated natural gas and oil reserves.

Estimates of proved reserves as of December 31, 1996, 1997 and 1998 are based on reserve reports prepared by our independent petroleum engineering consultants. Forrest A. Garb & Associates, Inc. prepared the report for our reserves as of December 31, 1998 and for a portion of our reserves as of December 31, 1997, and Miller & Lents, Ltd. prepared the report for our reserves as of December 31, 1996 and for a portion of our reserves as of December 31, 1997. We have based our estimated proved reserves as of June 30, 1999 on our internal estimates of changes to our proved reserves resulting from production and drilling activity since December 31, 1998. Appendix A to this prospectus contains a letter prepared by Forrest A. Garb & Associates, Inc. summarizing the reserve report as of December 31, 1998.

                                                            AS OF DECEMBER 31,         AS OF
                                                       ----------------------------   JUNE 30,
                                                        1996      1997       1998     1999(1)
                                                       -------   -------   --------   --------
ESTIMATED PROVED NATURAL GAS AND OIL RESERVES:
  Natural gas reserves (MMcf):
     Proved developed................................   11,563    18,483     37,844     32,550
     Proved undeveloped..............................   12,198    28,511     36,215     32,030
                                                       -------   -------   --------   --------
          Total......................................   23,761    46,994     74,059     64,580
                                                       =======   =======   ========   ========
  Oil and natural gas liquids reserves (MBbls):
     Proved developed................................      902     1,744      5,265      4,086
     Proved undeveloped..............................    1,392       894      2,073      1,962
                                                       -------   -------   --------   --------
          Total......................................    2,294     2,638      7,338      6,048
                                                       =======   =======   ========   ========
  Total proved natural gas and oil reserves
     (MMcfe).........................................   37,525    62,822    118,087    100,868
                                                       =======   =======   ========   ========
  PV-10 (IN THOUSANDS):
  Proved developed...................................  $44,690   $41,802   $ 66,889   $ 62,334
  Proved undeveloped.................................   28,072    41,480     40,760     45,054
                                                       -------   -------   --------   --------
          Total PV-10(2).............................  $72,762   $83,282   $107,649   $107,388
                                                       =======   =======   ========   ========
  STANDARDIZED MEASURE OF DISCOUNTED ESTIMATED FUTURE
     NET CASH FLOWS AFTER INCOME TAXES (IN
     THOUSANDS)(2)...................................  $52,090   $64,597   $ 81,543
                                                       =======   =======   ========
  PRICES USED IN CALCULATING PROVED RESERVES AND
     PV-10:
  Natural gas (per Mcf)..............................  $  3.55   $  2.66   $   2.32   $   2.55
  Oil and natural gas liquids (per Bbl)..............    22.22     16.23      10.47      16.83

---------------------------

(1) Reserve information has been adjusted to exclude amounts related to our sale of interests in 11 wells in the North Gillis project in July 1999.

(2) Excludes PV-10 related to sulfur reserves of $2.4 million as of December 31, 1996 and 1997 and $4.3 million as of December 31, 1998.

Producing natural gas and oil reservoirs generally are characterized by declining production rates that vary depending upon reservoir characteristics and other factors. Therefore, without reserve additions in excess of production through successful exploration and development activities, our reserves and production will decline. Although we estimate our reserves and the estimated costs of developing them according to industry standards, the estimated costs may be inaccurate, development may not occur as scheduled and actual results will likely differ from estimates.

The process of estimating natural gas and oil reserves is complex. It requires many assumptions, including assumptions relating to natural gas and oil prices, drilling and operating expenses, capital expenditures, taxes and availability of funds. Actual future production, natural gas and oil prices, operating expenses and quantities of natural gas and oil reserves most likely will vary from our estimates and these variances may be material. Please read the supplemental oil and gas information following the notes to our financial statements and "Risk Factors -- Reserve estimates depend on many assumptions that may turn out to be inaccurate. Any material inaccuracies in these reserve estimates or underlying assumptions will materially affect the quantities and present value of our reserves" for a discussion of the risks inherent in natural gas and oil estimates and for additional information concerning our proved reserves.

Our estimates of proved reserves in the table above do not differ from those we have filed with other federal agencies.

VOLUMES, PRICES AND PRODUCTION COSTS

The following table describes for each of the last three fiscal years and for the six month periods ended June 30, 1998 and 1999 our natural gas and crude oil (including condensate and natural gas liquids) production, average production costs and average sales prices. Almost all such production comes from the U.S. Gulf Coast region.

                                                                               SIX MONTHS ENDED
                                                    YEAR ENDED DECEMBER 31,        JUNE 30,
                                                    ------------------------   -----------------
                                                     1996     1997     1998     1998      1999
                                                    ------   ------   ------   -------   -------
NET PRODUCTION:
  Natural gas (MMcf)(1)...........................   4,902    6,926    6,216    2,921     3,076
  Oil and natural gas liquids (MBbls)(1)..........     363      420      386      198       181
  Total production (MMcfe)........................   7,080    9,446    8,532    4,109     4,162
  AVERAGE REALIZED SALES PRICES (INCLUDING EFFECTS
     OF HEDGING):
  Natural gas (per Mcf)(1)........................  $ 2.14   $ 2.63   $ 2.27   $ 2.43    $ 2.00
  Oil and natural gas liquids (per Bbl)(1)........   18.29    16.83    11.78    12.87     12.44
  Total (per Mcfe)................................    2.42     2.68     2.19     2.35      2.02
  AVERAGE PRODUCTION COST PER MCFE................  $ 0.44   $ 0.55   $ 0.55   $ 0.58    $ 0.56

---------------------------

(1) Includes amounts delivered under the terms of a volumetric production payment agreement of 2,094 MMcf and 84 MBbls in 1996 at an average price of $1.83 per Mcf and $14.02 per Bbl and 1,795 MMcf and 56 MBbls in 1997 at an average price of $1.84 per Mcf and $14.04 per Bbl.

PRODUCTIVE WELLS

The following table sets forth the number of productive natural gas and oil wells (including producing wells and wells capable of production) in which we owned an interest as of September 30, 1999. Gross natural gas and oil wells include 10 with multiple completions. All of the wells are operated by our natural gas and oil company partners.

                                                          GROSS WELLS   NET WELLS
                                                          -----------   ---------
Oil.....................................................       54         12.74
Gas.....................................................      122         33.78
                                                              ---         -----
          Total.........................................      176         46.52
                                                              ===         =====

DRILLING ACTIVITY

The following table sets forth the number of net wells that we have participated in that were drilled in the first nine months of this fiscal year and in the last three fiscal years.

                                                      EXPLORATORY                 DEVELOPMENT
                                               -------------------------   -------------------------
                                               PRODUCTIVE   DRY    TOTAL   PRODUCTIVE   DRY    TOTAL
                                               ----------   ----   -----   ----------   ----   -----
THROUGH SEPTEMBER 30, 1999
Texas........................................     1.73      0.28    2.01      0.39        --   0.39
Louisiana....................................     0.19      0.33    0.52        --        --     --
California...................................     0.15        --    0.15        --        --     --
                                                 -----      ----   -----      ----      ----   ----
          Total..............................     2.07      0.61    2.68      0.39        --   0.39
                                                 =====      ====   =====      ====      ====   ====
1998
Texas........................................     0.57      1.68    2.25      1.10        --   1.10
Mississippi..................................     1.00      1.00    2.00        --        --     --
Louisiana....................................     1.50      1.75    3.25      0.66      0.33   0.99
California...................................     0.15      0.15    0.30        --        --     --
Arkansas.....................................       --      0.13    0.13        --        --     --
Michigan.....................................       --      0.25    0.25        --        --     --
                                                 -----      ----   -----      ----      ----   ----
          Total..............................     3.22      4.96    8.18      1.76      0.33   2.09
                                                 =====      ====   =====      ====      ====   ====
1997
Texas........................................     5.29      4.05    9.34      1.88      0.52   2.40
Mississippi..................................     2.64      2.00    4.64      1.24        --   1.24
Louisiana....................................     2.35      1.05    3.40      1.05        --   1.05
                                                 -----      ----   -----      ----      ----   ----
          Total..............................    10.28      7.10   17.38      4.17      0.52   4.69
                                                 =====      ====   =====      ====      ====   ====
1996
Texas........................................     2.85      0.90    3.75      2.91        --   2.91
Mississippi..................................     0.69      2.48    3.17        --      0.15   0.15
Louisiana....................................     0.25      0.26    0.51        --        --     --
                                                 -----      ----   -----      ----      ----   ----
          Total..............................     3.79      3.64    7.43      2.91      0.15   3.06
                                                 =====      ====   =====      ====      ====   ====

As of September 30, 1999, we were participating in the drilling of one gross and
0.25 net wells.

ACREAGE

The following table sets forth certain information regarding our developed and undeveloped lease acreage as of September 30, 1999. The table does not include additional acreage that we have options to acquire.

                                                            DEVELOPED ACRES   UNDEVELOPED ACRES
                                                            ---------------   ------------------
                                                            GROSS     NET      GROSS       NET
                                                            ------   ------   --------   -------
Texas.....................................................  23,186   10,405    86,730    23,597
Mississippi...............................................   4,100    1,321    28,376    11,350
Louisiana.................................................   6,864    1,446    67,300    20,411
California................................................     240       36   130,650    39,353
Alabama...................................................     160        5     1,516       270
Michigan..................................................     260      130     3,300     1,100
                                                            ------   ------   -------    ------
          Total...........................................  34,810   13,343   317,872    96,081
                                                            ======   ======   =======    ======

TITLE TO PROPERTIES

Our properties are subject to customary royalty interests, liens incident to operating agreements, liens for current taxes and other burdens, including other mineral encumbrances and restrictions. We do not believe that any of these burdens materially interferes with the use of or affects the value of our properties in the operation of our business.

We believe that we have satisfactory title to or rights in all of our producing properties. As is customary in the natural gas and oil industry, minimal investigation of title is made at the time of acquisition of undeveloped properties. We investigate title and obtain title opinions from local counsel, if any, only before commencement of drilling operations.

MARKETING

We do not operate any of our producing properties. Our natural gas and oil production is sold by our operators under price sensitive or market price contracts. Our revenues, profitability and future growth depend substantially on prevailing prices for natural gas and oil. The price received by us for our natural gas and oil production fluctuates widely. For example, natural gas and oil prices declined significantly in 1998 and, for an extended period of time, remained substantially below prices obtained in previous years.

Decreases in the prices of natural gas and oil could adversely affect the carrying value of our proved reserves and our revenues, profitability and cash flow. Although we currently are not experiencing any significant involuntary curtailment of our natural gas or oil production, market, economic and regulatory factors may in the future materially affect our ability to sell our natural gas or oil production.

COMPETITION

We compete with major integrated oil and gas companies and independent oil and gas companies in all areas of operation. In particular, we compete for property acquisitions and for the equipment and labor required to operate and develop these properties. Most of our competitors have substantially greater financial and other resources. In addition, larger competitors may be able to absorb the burden of any changes in federal, state and local laws and regulations more easily than we can, which would adversely affect our competitive position. These competitors may be able to pay more for exploratory prospects and may be able to define, evaluate, bid for and purchase a greater number of properties and prospects than we can. Our ability to explore for oil and natural gas prospects and to acquire additional properties in the future will depend upon our ability to conduct operations, to evaluate and select suitable properties and to consummate transactions in this highly competitive environment. In addition, most of our competitors have operated for a much longer time than we have and have demonstrated the ability to operate through industry cycles.

SEASONALITY AND TIMING FACTORS

Our results of operations can fluctuate from quarter to quarter. The fluctuations are caused by a number of factors. Bringing a small number of high-production wells on line in a given quarter can materially impact the results of such quarter since many of the wells in which we participate experience high initial flow rates for the first 60 to 90 days of production and then taper off to a lower, more steady rate for the remainder of their lives. If several of these wells are brought on line in a quarter, the results for that quarter will appear unusually strong, and then later, when production decreases to its long-term, steady rate, our results may not be able to sustain the trend of increased performance indicated by the strong results of the previous quarter. Our operations also can be impacted by weather, mechanical and equipment problems or shortages and other factors, which may delay the hookup of successfully completed wells and delay the resultant production revenue. Also, due to the high percentage of natural gas reserves in our portfolio and the seasonal variations in natural gas prices, the results from our operations also are subject to significant fluctuations due to variations in natural gas prices. In addition, some producing wells may be required to go off line periodically for pipeline and other maintenance. We do not believe that these fluctuations in quarterly results are indicative of our long-term prospects and financial performance.

REGULATION

Our operations are subject to extensive and continually changing regulation, as legislation affecting the oil and natural gas industry is under constant review for amendment and expansion. Many departments and agencies, both federal and state, are authorized by statute to issue and have issued rules and regulations binding on the oil and natural gas industry and its individual participants. The failure to comply with these rules and regulations can result in substantial penalties. The regulatory burden on the oil and natural gas industry increases our cost of doing business and, consequently, affects our profitability. However, we do not believe that we are affected in a significantly different manner by these regulations than are our competitors in the oil and natural gas industry.

  Transportation And Sale of Natural Gas

The Federal Energy Regulatory Commission ("FERC") regulates interstate natural gas pipeline transportation rates as well as the terms and conditions of service. FERC's regulations affect the marketing of the natural gas we produce, as well as the revenues we receive for sales of that natural gas. In 1985, the FERC adopted policies that make natural gas transportation accessible to natural gas buyers and sellers on an open-access, nondiscriminatory basis. The FERC issued Order No. 636 on April 8, 1992, which, among other things, prohibits interstate pipelines from making sales of gas tied to the provision of other services and requires pipelines to "unbundle" the services they provide. This has enabled buyers to obtain natural gas supplies from any source and secure independent delivery service from the pipelines. All of the interstate pipelines subject to the FERC's jurisdiction are now operating under Order No. 636 open access tariffs. On July 29, 1998, the FERC issued a Notice of Proposed Rulemaking regarding the regulation of short-term natural gas transportation services. The FERC proposes to revise its regulations to require all available short-term capacity, including capacity released by shippers holding firm entitlements, to be allocated through an auction process. The FERC also proposes to require pipelines to offer additional services under open access principles, such as "park and loan" services. In a related initiative, the FERC issued a Notice of Inquiry on July 29, 1998 seeking input from natural gas industry players and affected entities regarding virtually every aspect of the regulation of interstate natural gas transportation services. Among other things, FERC is seeking input on whether to retain cost-based rate regulation for long term transportation services, potential changes in the manner in which rates are designed and the use of index driven or incentive rates for pipelines. The July 29, 1998 Notice of Inquiry may lead to a subsequent Notice of Proposed Rulemaking to further revise the FERC's regulations.

Additional proposals and proceedings that might affect the natural gas industry are considered from time to time by Congress, the FERC, state regulatory bodies and the courts. We cannot predict when or if any of these proposals might become effective or their effect, if any, on our operations. The natural gas industry historically has been closely regulated; thus there is no assurance that the less stringent regulatory approach recently pursued by the FERC and Congress will continue.

  Regulation of Production

The production of natural gas and oil is subject to regulation under a wide range of state and federal statutes, rules, orders and regulations. State and federal statutes and regulations require permits for drilling operations, drilling bonds and reports concerning operations. Most states in which we own and operate properties have regulations governing conservation matters, including provisions for the unitization or pooling of natural gas and oil properties, the establishment of maximum rates of production from natural gas and oil wells and the regulation of the spacing, plugging and abandonment of wells. Many states also restrict production to the market demand for natural gas and oil and several states have indicated interest in revising applicable regulations. The effect of these regulations is to limit the amount of natural gas and oil we can produce from our wells and to limit the number of wells or the locations at which we can drill. Moreover, each state generally imposes a production or severance tax with respect to production and sale of natural gas, crude oil and gas liquids within its jurisdiction.

  Environmental Regulations

General. Various federal, state and local laws and regulations governing the discharge of materials into the environment, or otherwise relating to the protection of the environment, affect our operations and costs. In particular, our exploration, development and production operations, our activities in connection with storage and transportation of crude oil and other liquid hydrocarbons and our use of facilities for treating, processing or otherwise handling hydrocarbons and related wastes are subject to stringent environmental regulation. As with the industry generally, compliance with existing regulations increases our overall cost of business. The areas affected include:

   -- unit production expenses primarily related to the control and limitation of air emissions and the disposal of produced water;

   -- capital costs to drill exploration and development wells resulting from expenses primarily related to the management and disposal of drilling fluids and other oil and gas exploration wastes; and

   -- capital costs to construct, maintain and upgrade equipment and facilities.

These laws and regulations have been changed frequently in the past, and in general, these changes have imposed more stringent requirements that increase operating costs or require capital expenditures in order to remain in compliance. We believe that our business operations are in substantial compliance with current laws and regulations and that continued compliance with existing requirements will not materially impact our financial position or results of operations. It is also possible that unanticipated factual developments could cause us to make environmental expenditures that are significantly different from those we currently expect. While we are not aware of any proposed or pending changes to the existing laws or regulations that would have a material adverse effect on our business, existing laws and regulations could be changed and any such changes could have an adverse effect on our business. We believe that such regulations would be enacted over time and would affect the industry as a whole.

Superfund. The Comprehensive Environmental Response, Compensation and Liability Act ("CERCLA"), also known as "Superfund," imposes liability, without regard to fault or the legality of the original act, on some classes of persons that contributed to the release of a "hazardous substance" into the environment. These persons include the "owner" or "operator" of the site and companies that disposed or arranged for the disposal of the hazardous substances found at the site. CERCLA also authorizes the Environmental Protection Agency and, in some instances, third parties to act in response to threats to the public health or the environment and to seek to recover from the responsible classes of persons the costs they incur. In the course of our ordinary operations, we may generate waste that may fall within CERCLA's definition of a "hazardous substance." We may be jointly and severally liable under CERCLA or comparable state statutes for all or part of the costs required to clean up sites at which these wastes have been disposed.

We currently own or lease, and have in the past owned or leased, numerous properties that for many years have been used for the exploration and production of oil and gas. Although we have used operating and disposal practices that were standard in the industry at the time, hydrocarbons or other wastes may have been disposed of or released on or under the properties owned or leased by us or on or under other locations where these wastes have been taken for disposal. In addition, many of these properties have been operated by third parties whose actions with respect to the treatment and disposal or release of hydrocarbons or other wastes were not under our control. These properties and wastes disposed on these properties may be subject to CERCLA and analogous state laws. Under these laws, we could be required:

   -- to remove or remediate previously disposed wastes, including wastes disposed of or released by prior owners or operators;

   --  to clean-up contaminated property, including contaminated groundwater; or

   --  to perform remedial plugging operations to prevent future contamination.

Oil Pollution Act of 1990. The Oil Pollution Act of 1990 (the "OPA") and regulations thereunder impose liability on "responsible parties" for damages resulting from crude oil spills into or upon navigable waters, adjoining shorelines or in the exclusive economic zone of the United States. Liability under the OPA is strict, joint and several, and potentially unlimited. A "responsible party" includes the owner or operator of an onshore facility. A failure to comply with the OPA's requirements or inadequate cooperation during a spill response action may subject a responsible party to civil or criminal enforcement actions. We are not aware of any action or event that would subject us to liability under the OPA and we believe that compliance with the OPA's operating requirements will not have a material adverse effect on us.

Clean Water Act. The Federal Water Pollution Control Act of 1972, as amended (the "Clean Water Act"), imposes restrictions and controls on the discharge of produced waters and other oil and gas wastes into navigable waters. These controls have become more stringent over the years, and it is possible that additional restrictions will be imposed in the future. Permits must be obtained to discharge pollutants into state and federal waters. Certain state regulations and the general permits issued under the Federal National Pollutant Discharge Elimination System program prohibit the discharge of produced waters and sand, drilling fluids, drill cuttings and certain other substances related to the oil and gas industry into certain coastal and offshore waters. The Clean Water Act provides for civil, criminal and administrative penalties for unauthorized discharges for oil and other hazardous substances and imposes liability on parties responsible for those discharges for the costs of cleaning up any environmental damage caused by the release and for natural resource damages resulting from the release. Comparable state statutes impose liabilities and authorize penalties in the case of an unauthorized discharge of petroleum or its derivatives, or other hazardous substances, into state waters. We believe that our operations comply in all material respects with the requirements of the Clean Water Act and state statutes enacted to control water pollution.

Resources Conservation Recovery Act. The Resource Conservation Recovery Act ("RCRA") is the principal federal statute governing the treatment, storage and disposal of hazardous wastes. RCRA imposes stringent operating requirements (and liability for failure to meet such requirements) on a person who is either a "generator" or "transporter" of hazardous waste or an "owner" or "operator" of a hazardous waste treatment, storage or disposal facility. At present, RCRA includes a statutory exemption that allows most crude oil and natural gas exploration and production waste to be classified as nonhazardous waste. A similar exemption is contained in many of the state counterparts to RCRA. As a result, we are not required to comply with a substantial portion of RCRA's requirements because our operations generate minimal quantities of hazardous wastes. At various times in the past, proposals have been made to amend RCRA to rescind the exemption that excludes crude oil and natural gas exploration and production wastes from regulation or hazardous waste. Repeal or modification of the exemption by administrative, legislative or judicial process, or modification of similar exemptions in applicable state statutes, would increase the volume of hazardous waste we are required to manage and dispose of and would cause us to incur increased operating expenses.

OPERATING HAZARDS AND INSURANCE

The natural gas and oil business involves a variety of operating risks, such as those described under "Risk Factors -- The natural gas and oil business involves many operating risks that can cause substantial losses." In accordance with industry practice, we maintain insurance against some, but not all, potential risks and losses. We do not carry business interruption insurance. For some risks, we may not obtain insurance if we believe the cost of available insurance is excessive relative to the risks presented. In addition, pollution and environmental risks generally are not fully insurable. If a significant accident or other event occurs and is not fully covered by insurance, it could adversely affect us.

EMPLOYEES

At November 9, 1999, we and DDD Energy had 19 full-time employees. None of our employees are covered by collective bargaining agreements. We believe that we have a favorable relationship with our employees. We will have employment contracts with three of our senior corporate executives.

LEGAL PROCEEDINGS

We are involved from time to time in ordinary, routine claims and lawsuits incidental to our business. In the opinion of management, uninsured losses, if any, resulting from the ultimate resolution of these matters should not be material to our financial position or results of operations.

RELATIONSHIP WITH SEITEL; STRUCTURE OF OFFERING

Seitel, Inc., a leading seismic data library company, formed a subsidiary, DDD Energy, Inc., in 1993 to capitalize on its seismic expertise through direct investments in natural gas and oil properties. At the closing of the offering, we will acquire all of the stock of DDD Energy from Seitel and will continue to operate the business of DDD Energy.

We believe DDD Energy's separation from Seitel is a vital step in the evolution of our business. Once separated, we will be able to better plan and execute our exploration and development activities than DDD Energy would have been able to as a subsidiary of Seitel because, as a separate public business, we will not compete with Seitel's other business units for available capital. In addition, we intend to generate our own natural gas and oil exploration projects, which DDD Energy has not previously done because Seitel did not want to compete directly with its seismic data customers.

After the offering, Seitel will retain approximately 10% of our outstanding common stock, or approximately 4% of our outstanding common stock if the underwriters exercise their over-allotment option in full. We will not issue any shares of our stock in the offering unless the underwriters exercise the over-allotment option. If the underwriters exercise this option, we will sell up to 1,137,000 shares of our stock and receive net proceeds of up to $ million. In addition, Seitel will make a capital contribution to DDD Energy of $15.0 million immediately prior to our acquisition of DDD Energy at the closing of the offering.

We and Seitel are structuring the offering so that we can elect to treat this transaction as an asset sale for tax purposes. We describe this structure in "Arrangements with Seitel." This tax election will result in a tax liability paid by Seitel based on the gain on the asset sale. This gain will be equal to the excess of the value of the consideration received by Seitel for these assets over DDD Energy's tax basis in these assets. We, in turn, should have a tax basis in these assets equal to the value of the consideration we have given for these assets. This should allow us to take greater tax deductions in the future for depreciation and depletion of these assets than if the transaction were treated as a sale of stock. We expect to receive a tax opinion from Arthur Andersen LLP to the effect that under the Internal Revenue Code of 1986 and the regulations and rulings published under that code, we should have a tax basis in our assets equal to the purchase price we pay for them. You should also read "Risk Factors -- Our separation from Seitel may not have the intended tax consequences" for a description of the risks associated with the intended tax structure of the offering.

                                   MANAGEMENT

EXECUTIVE OFFICERS AND DIRECTORS

The following table provides information regarding our executive officers and directors as of November 9, 1999:

                   NAME                     AGE                    POSITION
                   ----                     ---                    --------
Horace A. Calvert.........................  46    Chairman of the Board, Chief Executive
                                                    Officer and Director
Marshall L. Munsell.......................  42    President and Director
Thomas A. Mazza...........................  43    Executive Vice President and Director
Marcia H. Kendrick........................  38    Interim Chief Financial Officer
Jerry S. Cox(1)...........................  49    Director
Fred S. Zeidman(1)........................  53    Director
Robert B. Sale, Jr.(1)....................  67    Director

---------------

(1) These individuals will become members of our board of directors immediately after the closing of the offering.

Horace A. Calvert has been Seitel's Chief Operating Officer since July 1992 and Executive Vice President since January 1987. In March 1993, Mr. Calvert was appointed President of DDD Energy. From January 1985 until his appointment as Vice President in May 1986, he was Seitel's Chief Geophysicist. From January 1975 through January 1985, Mr. Calvert held various geophysical positions within Amoco Production Company, including senior project geophysicist for the Texas Gulf Coast Onshore region. On consummation of the offering, Mr. Calvert will resign as an officer of Seitel, but will remain a director and employee of Seitel. Mr. Calvert has been our Chairman of the Board and Chief Executive Officer and a member of our board of directors since our formation in November 1999.

Marshall L. Munsell has served as a Senior Vice President of DDD Energy since September 1999. From May 1999 to September 1999, Mr. Munsell served as DDD Energy's Vice President of Land, and from September 1997 to May 1999, he held the position of DDD Energy's Land Manager. From October 1988 until September 1997, he served in various staff and management roles with Presidio Oil Company. From June 1980 to October 1998, he held staff positions with Sun Oil Company. Mr. Munsell has been our President and a member of our board of directors since our formation in November 1999.

Thomas A. Mazza has served as a Senior Vice President of DDD Energy since September 1999. From May 1999 to September 1999, Mr. Mazza served as DDD Energy's Vice President of Geophysics and from July 1996 to May 1999 he held the position of DDD Energy's Geophysical Manager. From June 1994 to July 1996, Mr. Mazza served in various management roles with Presidio Oil Company. From 1989 to 1994, he held staff positions as a geophysicist at Marathon Oil Company. From 1982 to 1989, Mr. Mazza held various staff positions as a geophysicist at Tenneco Oil Company. Mr. Mazza has been our Executive Vice President and a member of our board of directors since our formation in November 1999.

Marcia H. Kendrick has been Chief Accounting Officer and Assistant Treasurer of Seitel since August 1993. From 1982 to August 1993, Ms. Kendrick was in the audit division of Arthur Andersen LLP's Houston office. Ms. Kendrick is a certified public accountant. Ms. Kendrick will serve as our interim Chief Financial Officer until we identify and hire a permanent Chief Financial Officer. Ms. Kendrick remains an employee of Seitel. Ms. Kendrick has been our Interim Chief Financial Officer since our formation in November 1999.

Jerry S. Cox is President and Chairman of Cox & Perkins Exploration, Inc., positions he has held since founding Cox & Perkins in 1976. Mr. Cox serves as a Regent of Pepperdine University and is a director of the Hydril Company. He is a Director and Past President of the 12th Man Foundation of Texas A&M University, and is a Director of the Development Council, Lowry Mays School of Business at Texas A&M.

Fred S. Zeidman is a member of Seitel's board of directors. Mr. Zeidman has served as President, Chief Executive Officer, and a director of Intersystems, Inc., an American Stock Exchange listed company engaged in providing services to the thermoplastic resins industry, since July 1993. He also served as President of Interpak Terminals, Inc., a wholly owned subsidiary of Helm Resources, Inc., a publicly-traded company with equity interests in diverse businesses, engaged in the packaging and distribution of thermoplastic resins, from July 1993 until its sale in July 1997. Mr. Zeidman served as Chairman of Unibar Energy Services Corporation, one of the largest independent drilling fluids companies in the United States, from 1985 to 1991. From April 1992 to July 1993, Mr. Zeidman served as President of Service Enterprises, Inc., which is primarily engaged in plumbing, heating, air conditioning and electrical installation and repair. From 1983 to 1993, Mr. Zeidman served as President of Enterprise Capital Corporation, a federally licensed small business investment company specializing in venture capital financing. Mr. Zeidman also serves as a director of Heritage Bank.

Robert B. Sale, Jr. is a director of Compass Bank, Houston, Texas and served as Vice Chairman of Compass from September 1992 until August 1997. From August 1987 until September 1992 he held the position of Chairman and Chief Executive Officer of Compass. From November 1984 until June 1987 he was president of Interfirst Bank, N.A., Houston and was Chief Executive Officer of San Felipe National Bank, Houston from August 1972 until November 1984. Mr. Sale is currently a director of Catalyst Financial Corporation, Yuma Companies, Inc., The Institute for Rehabilitation and Research, Goodwill Industries and the Houston Museum of Natural Science. He served as President of the President's Council, Houston Baptist University from 1990 until 1993 and Chairman of the Houston Museum of Natural Science during 1997.

BOARD OF DIRECTORS

The terms of the board of directors are divided into three classes: Class I, whose term will expire at the first annual meeting of stockholders after consummation of the offering; Class II, whose term will expire at the second annual meeting of stockholders after consummation of the offering; and Class III, whose term will expire at the third annual meeting of stockholders after consummation of the offering. Mr. Mazza is currently a Class I director, Mr. Munsell is currently a Class II director and Mr. Calvert is currently a Class III director. Upon their election to the board of directors immediately after the closing of the offering, Mr. Zeidman will become a Class I director, Mr. Cox will become a Class II director and Mr. Sale will become a Class III director. At each annual meeting of stockholders, the successors to directors whose term expires will be elected to serve a term of three years. This classification of directors may have the effect of delaying or preventing changes in control of us. Our board of directors will consist of six members after the offering. Our bylaws provide that the authorized number of directors may be changed by resolution of the board of directors.

Executive officers are elected by the board of directors annually. There are no family relationships among any of our directors or officers.

BOARD COMMITTEES

Immediately after the closing of the offering, we will establish an Audit Committee and a Compensation Committee. The Audit Committee, which will consist of Messrs. Cox, Sale and Zeidman, will review our internal accounting procedures and consult with and review the services provided by our independent auditors. The Compensation Committee, which will consist of Messrs. Cox, Sale and Zeidman, will review and recommend to the Board of Directors the compensation and benefits of our executive officers, establish and review general policies relating to our compensation and benefits and administer our stock plans.

DIRECTOR COMPENSATION

Directors who are our employees do not receive cash compensation for their services as directors or members of committees of the board of directors. Our non-employee directors will receive an annual directors fee of $15,000, payable half in cash and half in grants of restricted stock under our 1999 Stock Incentive Plan, and a meeting fee of $1,000 for each meeting of the board or a committee of which they are a member that they attend. Our directors will also be reimbursed for reasonable expenses incurred in attending these meetings. Restricted stock grants having a market value on the date of grant equal to one quarter of the annual directors fee to be paid in stock will be granted at the beginning of each calendar quarter, and will vest at the end of that calendar quarter.

Each member of our board of directors who is not our employee will receive an automatic grant of options to purchase up to 5,000 shares of our common stock at an exercise price equal to the closing sales price of our common stock on the date of grant upon consummation of the offering or, if first elected after the offering, at the time first elected to our board. These options will vest at the next annual stockholders' meeting following the grant if the director is still serving on our board immediately before that meeting. In addition, while a member of our board of directors, each director shall receive an additional grant on the date of each annual meeting of stockholders held after a director's initial election to the board of directors of options to purchase 5,000 shares of our common stock at an exercise price equal to the closing sales price of our common stock on the date of grant. These options will fully vest at the annual meeting of stockholders held the year following the date of grant if the director is still serving on our board immediately before that meeting.

COMPENSATION COMMITTEE INTERLOCKS AND INSIDER PARTICIPATION

None of our executive officers has served as a member of a compensation committee or board of directors of any other entity which has an executive officer serving as a member of the board of directors.

EXECUTIVE COMPENSATION

  Annual Compensation

The following table sets forth information regarding the compensation of our Chief Executive Officer and each of our two other most highly compensated executive officers. The annual compensation amounts in the table exclude perquisites and other personal benefits because they did not exceed the lesser of $50,000 or 10% of the total annual salary and bonus reported for each executive officer. Mr. Calvert has been compensated by Seitel during these periods, rather than by DDD Energy, and the compensation amounts listed in the table for Mr. Calvert include only the compensation amounts paid to him by Seitel that relate to his services as Chief Executive Officer of DDD Energy.

                                                                  ANNUAL COMPENSATION
                                                                  -------------------
               NAME AND PRINCIPAL POSITION                 YEAR    SALARY     BONUS
               ---------------------------                 ----   --------   --------
Horace A. Calvert, President.............................  1998   $444,878   $190,014
Marshall L. Munsell, Vice President......................  1998     70,000     35,000
Thomas A. Mazza, Vice President..........................  1998     80,000     92,083

  Option Grants

As of November 9, 1999, we had not granted any options to our named executive officers. However, upon the closing of the offering, we will grant to the following individuals options under our 1999 Stock Incentive Plan having an exercise price equal to the offering price of our common stock in the offering:

                                                            NUMBER OF
                          NAME                               OPTIONS
                          ----                              ---------
Horace A. Calvert........................................    390,000
Marshall L. Munsell......................................    200,000
Thomas A. Mazza..........................................    200,000

Sixty percent of these options will vest after the first anniversary of their grant, an additional twenty percent will vest on the second anniversary of their grant, and the final twenty percent will vest on the third anniversary of their grant.

EMPLOYMENT AGREEMENTS

Mr. Calvert will enter into an employment agreement with us effective upon the closing of the offering. The agreement will provide that Mr. Calvert will receive a minimum annual base salary equal to $350,000. Under the agreement, Mr. Calvert also will be allowed to participate in all benefit plans offered by us to similarly situated employees and will receive a bonus each year equal to the greater of $150,000 or 4.25% of our income before taxes. The employment agreement will provide that compensation payable under the employment agreement in excess of $750,000 per year will be paid 40% in cash and 60% in the form of restricted stock grants under our 1999 Stock Incentive Plan.

The employment agreement has an initial term ending on December 31, 2002, with an automatic renewal feature. If neither party gives notice of non-renewal of the agreement 90 or more days prior to the expiration of the then current term of the agreement, it will automatically be extended for one additional one year period. Either the board of directors or Mr. Calvert can terminate the employment agreement at any time. If we terminate the employment agreement prior to the expiration of the then current term without cause or if Mr. Calvert terminates his employment prior to the expiration of the then current term for good reason, then we will continue to pay his then current base salary and continue, at our cost, his coverages under our group health plans, for the greater of the balance of the then current term or one year.

We will also be required under the terms of Mr. Calvert's employment agreement to grant warrants to Mr. Calvert to purchase 200,000 shares of our common stock. Warrants to purchase 100,000 shares will have an exercise price equal to 1.5 times the offering price on the cover of this prospectus, and will expire on the earlier of termination of Mr. Calvert's employment or five years after the closing of the offering. The warrants to purchase the other 100,000 shares will have an exercise price equal to two times the offering price on the cover of this prospectus, and will expire on the earlier of termination of Mr. Calvert's employment or ten years after the closing of the offering.

Messrs. Munsell and Mazza will enter into employment agreements with us effective upon the closing of the offering. The agreements will provide that each of them will receive a minimum annual base salary equal to $250,000. In addition, each of Messrs. Munsell and Mazza will be allowed to participate in all benefit plans offered by us to similarly situated employees and will receive a bonus each year equal to 2% of our income before taxes.

We will also be required under the terms of Mr. Munsell's and Mr. Mazza's employment agreements to grant warrants to each of Mr. Munsell and Mr. Mazza to purchase 100,000 shares of our common stock. Warrants to purchase 50,000 shares each will have an exercise price equal to 1.5 times the offering price on the cover of this prospectus, and will expire on the earlier of termination of employment or five years after the closing of the offering. The warrants to purchase the other 50,000 shares each will have an exercise price equal to two times the offering price on the cover of this prospectus, and will expire on the earlier of termination of employment or ten years after the closing of the offering.

The other terms of the employment agreements of Messrs. Munsell and Mazza are substantially similar to the terms of Mr. Calvert's employment agreement.

1999 STOCK INCENTIVE PLAN

Prior to the closing of the offering, our board of directors and our sole stockholder will adopt the Vision Energy 1999 Stock Incentive Plan. The purpose of the plan is to provide directors, officers and employees of Vision Energy additional incentive and reward opportunities designed to enhance our profitable growth. The plan provides for the granting of incentive stock options intended to qualify under Section 422 of the Internal Revenue Code, options that do not constitute incentive stock options and restricted stock awards. In general, the compensation committee of our board of directors administers the plan and is authorized to select the recipients of awards and the terms and conditions of awards. However, the board of directors is expected to administer the plan with respect to awards to directors.

The number of shares of our common stock that may be issued under the plan may not exceed 1,600,000 shares, subject to adjustment to reflect stock dividends, stock splits, recapitalizations and similar changes in our capital structure. Shares of our common stock that are attributable to awards which have expired, terminated or been canceled or forfeited are available for issuance or use in connection with future awards. The maximum number of shares of our common stock that may be subject to awards granted under the plan to any one individual during any calendar year may not exceed 450,000 shares, subject to adjustment to reflect stock dividends, stock splits, recapitalizations and similar changes in our capital structure.

The compensation committee determines the price at which a share of our common stock may be purchased upon exercise of an option granted under the plan. However, the purchase price will not be less than the fair market value of a share of our common stock on the date the option is granted.

Shares of our common stock that are the subject of a restricted stock award under the plan will be subject to restrictions on disposition by the holder of the award and an obligation of the holder to forfeit and surrender the shares under some circumstances. These obligations to forfeit or surrender the shares, or forfeiture restrictions, will be determined by the compensation committee in its sole discretion, and the compensation committee may provide that these forfeiture restrictions will lapse upon:

   -- the attainment of one or more performance targets established by the compensation committee;

   -- the award holder's continued employment with us or continued service as a consultant or director for a specified period of time;

   -- the occurrence of any event or the satisfaction of any other condition specified by the compensation committee in its sole discretion; or

   --  a combination of any of the foregoing.

If we are involved in a merger or consolidation in which our stockholders beneficially own less than 50% of the voting stock of the surviving entity or any person, entity or group acquires beneficial ownership of more than 50% of the voting stock of Vision Energy, then all options will become immediately exercisable and forfeiture restrictions on restricted stock awards will lapse.

No awards under the plan may be granted after ten years from the date the plan was adopted by our board of directors. The plan will remain in effect until all awards granted under it have been satisfied or expired. Our board of directors in its discretion may terminate the plan at any time with respect to any shares of our common stock for which awards have not been granted. The plan may be amended, other than to increase the maximum aggregate number of shares that may be issued under the plan or to change the class of individuals eligible to receive awards under the plan, by the board of directors without the consent of our stockholders. No change in any award previously granted under the plan may be made which would impair the rights of the holder of the award without the approval of the holder.

On completion of the offering, options under the 1999 stock incentive plan to purchase 1,005,000 shares of common stock will be granted to our directors, officers and employees, with an exercise price equal to the initial public offering price. Sixty percent of these options will vest after the first anniversary of their grant, an additional twenty percent will vest on the second anniversary of their grant, and the final twenty percent will vest on the third anniversary of their grant. We will also grant approximately 450 shares of restricted stock to our non-employee directors upon their election to the board of directors immediately after the closing of the offering.

                            ARRANGEMENTS WITH SEITEL

Seitel founded DDD Energy in 1993. Since that time, Seitel has operated DDD Energy as a wholly owned subsidiary. At the closing of the offering, we will acquire the business that has been operated by DDD Energy.

As the sole stockholder of DDD Energy, Seitel was responsible for providing DDD Energy with financial, management, administrative and other resources. Furthermore, Seitel exercised substantial control over DDD Energy's operations. Accordingly, the business we will own and operate after the offering has no history of operating as an independent entity.

Prior to the offering, Seitel provided DDD Energy with significant management functions and services, including treasury, accounting, tax, legal, human resources and other support services. DDD Energy was charged and/or allocated expenses of approximately $457,000 in 1996, $690,000 in 1997, $664,000 in 1998
and $286,000 in the six months ended June 30, 1999. The costs of these services were directly charged and/or allocated using methods that our management believes were reasonable. These charges and allocations could be different from the costs DDD Energy would have incurred for these services if DDD Energy had not been a subsidiary of Seitel. Neither DDD Energy nor Seitel conducted any study or obtained any estimates from third parties to determine what the cost of obtaining such services from third parties may have been.

Prior to the offering, Seitel has funded DDD Energy's liquidity and capital requirements with intercompany loans. As of June 30, 1999, DDD Energy owed Seitel approximately $134.7 million for these loans. These loans accrue interest at a rate equal to Seitel's cost of funds, which is currently 7.25%. Pursuant to the Stock Transfer and Separation Agreement described below, Seitel will convert the entire balance of these loans to an equity investment in DDD Energy immediately before the closing of the offering.

We and Seitel will enter into a number of agreements for the purpose of defining our continuing relationship. These agreements were negotiated in the context of a parent-subsidiary relationship and therefore are not the result of arm's-length negotiations between independent parties. Seitel has structured and documented these agreements without independent representation of DDD Energy or us. We intend to follow the procedures provided by the Delaware General Corporation Law, which include a vote to affirm any future agreements with Seitel by a majority of our directors who are not employees, officers or directors of Seitel. We cannot assure you that any arrangements or transactions we enter into with Seitel in the future will be the same as those that we could negotiate with independent parties.

The following is a summary of our agreements with Seitel relating to the offering.

STOCK TRANSFER AND SEPARATION AGREEMENT

The Stock Transfer and Separation Agreement will provide as follows:

   -- immediately prior to the closing of the offering, Seitel will convert its intercompany loans to DDD Energy, net of any tax benefit to Seitel, into an equity investment in DDD Energy, and will make an additional capital contribution of $15.0 million in cash to DDD Energy. These intercompany loans totaled approximately $134.7 million at June 30, 1999;

   -- at the closing of the offering, Vision Holdings LLC, Seitel's subsidiary that owns all of the stock of DDD Energy, will transfer all of the outstanding stock of DDD Energy to us, so that DDD Energy will become our subsidiary;

   -- in exchange for this transfer to us of all of the shares of DDD Energy, we will issue 14,349,981 shares of our common stock and 10,000 shares of our preferred stock to Vision Holdings LLC;

   -- Vision Holdings LLC will sell 12,915,000 shares of our common stock in the offering as a selling stockholder, and up to an additional 800,000 shares of our common stock if the underwriters exercise their over-allotment option in full. Vision Holdings LLC will sell all 10,000 shares of our preferred stock to other investors;

   -- we and Seitel will enter into a Sublease, a Registration Rights Agreement, a Tax Indemnity Agreement, an Employee Benefits Allocation Agreement and an Administrative Services Agreement;

   -- Seitel and its subsidiaries and we and our subsidiaries will indemnify each other for liabilities relating to the operations of our businesses prior to and after the date of completion of the offering, including liabilities under the Securities Act relating to the offering;

   -- we and Seitel will elect to treat these transactions and the offering as an asset sale for tax purposes;

   -- immediately following the closing of the offering, our board of directors will increase the size of the entire board of directors from three to six, and will elect Messrs. Zeidman, Cox and Sale as directors to fill the vacancies created by this increase in size;

   -- Seitel will pay all of the costs and expenses incurred in connection with the offering, unless we sell shares of our common stock upon exercise of the underwriters' over-allotment option. If we sell shares of our common stock upon exercise of the over-allotment option, we will pay the underwriters' discount attributable to the shares we sell and a proportionate share of the other offering expenses based on the number of shares we sell compared to the number of shares Vision Holdings sells; and

   -- Seitel will allow us to have access to historical financial and operational information relating to DDD Energy maintained by Seitel.

SUBLEASE

The Sublease between us and Seitel will provide for us to lease our principal corporate offices, comprising approximately 8,700 square feet, from Seitel for a term expiring August 2002 at an annual rent of approximately $96,000. The Sublease will also provide for us to utilize specific shared office equipment, such as phone systems and central computer systems, for an additional charge.

REGISTRATION RIGHTS AGREEMENT

Under the Registration Rights Agreement, we will agree to register the offer and sale by Seitel on a delayed and continuous basis from time to time of the shares of common stock owned by Seitel after the offering (1,435,000 shares, or 635,000 if the underwriters' over-allotment option is exercised in full) at our expense. We will agree to file a shelf registration statement within 370 days after consummation of the offering and to use our best efforts to secure the effectiveness of the shelf registration statement as soon as possible. Seitel will agree in the Registration Rights Agreement not to sell more than 50% of its shares of our common stock under the registration statement prior to the date two years after the completion of the offering. In addition, we will grant Seitel the right to participate as a selling stockholder in future underwritten public offerings of our common stock, subject to restrictions. We and Seitel will each agree to indemnify the other against, or to contribute to losses arising out of, liabilities in connection with any registration, including liabilities under the Securities Act.

TAX INDEMNITY AGREEMENT

Prior to the offering, DDD Energy has been a member of the Seitel affiliated group, which has filed its tax returns on a consolidated basis with such group. After the offering, DDD Energy will no longer be a member of the Seitel affiliated group. We and Seitel will enter into a Tax Indemnity Agreement to define our and their rights and obligations relating to federal, state and other taxes for periods before and after the offering. Under the Tax Indemnity Agreement, Seitel will calculate the estimated tax benefit from DDD Energy's operations up to the date of consummation of the offering and will reduce the amount of the intercompany loans Seitel has made to DDD Energy by the amount of this benefit to the extent not already applied to reduce the amount of this loan. Seitel will then contribute the amount of the intercompany loan to DDD Energy as an equity contribution immediately prior to our acquisition of

DDD Energy. We will be responsible for federal income taxes from DDD Energy's operations on and after the date of consummation of the offering. Any subsequent refunds, additional taxes or penalties or other adjustments relating to DDD Energy's federal income taxes for periods prior to the date of consummation of the offering shall be for the benefit of or be borne by Seitel. Similar provisions apply under the Tax Indemnity Agreement to other taxes, such as state and local income taxes. We will not be required to pay any portion of Seitel's income taxes arising from its sale of our stock in the offering.

EMPLOYEE BENEFITS ALLOCATION AGREEMENT

We and Seitel intend to enter into an Employee Benefits Allocation Agreement under which we will agree to establish our own 401(k) plan, into which Seitel will transfer those assets that are currently held in Seitel's 401(k) plan for the benefit of our employees. In addition, the Employee Benefits Allocation Agreement will require us to establish our own health and disability insurance and related plans to provide insurance coverage to our employees after the consummation of the offering. We will assume all obligations of Seitel with respect to vacation and severance for our employees, and we and Seitel will agree to indemnify each other with respect to our obligations under the Employee Benefits Allocation Agreement.

ADMINISTRATIVE SERVICES AGREEMENT

We and Seitel intend to enter into an Administrative Services Agreement under which Seitel will provide us with administrative services, consisting primarily of receptionist and office administration services, at up to the same levels as provided prior to the offering. Seitel will agree to provide these services for a term equal to the term of the Sublease. We will pay Seitel for these services at Seitel's actual cost of providing these services.

                              CERTAIN TRANSACTIONS

Some of Seitel's employees and directors and immediate family members of these employees and directors contributed cash to partnerships in 1994 through 1997. These partnerships invested in working interests in natural gas and oil properties along with DDD Energy. These partnerships' working interests ranged from 2.5% to 5% of the total investment made by the partnerships and us. Effective October 1, 1998, we purchased the partnerships' working interests for shares of Seitel common stock, cash in lieu of fractional shares and assumption of specific partnership liabilities. The purchase price for the interests of each partnership was equal to the greater of (i) the present value of future production of proved reserves based on the independent reserve report dated January 1, 1998, adjusted by us to the effective date of the purchase to take into account production and other reserve changes, plus 100% of costs attributable to unevaluated prospects, or (ii) the partners' original capital contributions to the partnership. This purchase price determination was approved by an independent committee of Seitel's board of directors. We did not obtain a third-party appraisal of these properties. The purchase prices for the assets of the 1994 partnership was approximately $1.2 million, for the assets of the 1995 partnership was approximately $2.9 million, for the assets of the 1996 partnership was approximately $800,000, and for the assets of the 1997 partnership was approximately $600,000. When Seitel received its independent reserve report dated January 1, 1999, we paid additional cash consideration to the 1995 partnership of approximately $700,000, to the 1996 partnership of approximately $100,000 and to the 1997 partnership of $610, based on the estimated present values of future production from the properties as reflected in this reserve report and as adjusted to October 1, 1998. Horace A. Calvert received 45,169 shares of Seitel common stock and $98,559 in these transactions as a result of his partnership interests in these partnerships.

In the ordinary course of business, DDD Energy paid to Cox & Perkins Exploration Co. approximately $2.5 million in 1998 and approximately $600,000 in the six months ended June 30, 1999 for DDD Energy's proportionate share of drilling and workover costs and routine expenses relating to 56 natural gas and oil wells in which DDD Energy owns interests and for which Cox & Perkins is operator. DDD Energy received approximately $7.7 million in 1998 and approximately $2.0 million in the first six months of 1999 for its proportionate share of revenues from these wells. All of the 1998 amount and all of the first six months of 1999 amount were paid directly to DDD Energy by Cox & Perkins or related entities. Jerry S. Cox, a member of our board of directors, is president, chief executive officer and the owner of 67% of the outstanding stock of Cox & Perkins.

DDD Energy has periodically used the seismic data processing services of a wholly owned subsidiary of Seitel. This Seitel subsidiary provided these services to DDD Energy at its cost. DDD Energy incurred charges for these services of approximately $300,000 in 1998 and approximately $200,000 in the six months ended June 30, 1999. After the offering, we intend to purchase our own seismic processing equipment and do not intend to utilize the seismic data processing services of Seitel's subsidiary.

DDD Energy has periodically used the seismic data acquisition services of Eagle Geophysical, Inc., a company in which Seitel owned an approximately 17% interest prior to April 1999, at which time Seitel declared a dividend of its investment in Eagle Geophysical to its stockholders. Eagle Geophysical provided these seismic data acquisition services to DDD Energy at agreed upon contractual amounts and terms similar to contracts with third party contractors. DDD Energy incurred charges for these services of $5.9 million in 1998.

Mr. Calvert currently has an employment agreement with Seitel. Mr. Calvert and Seitel currently intend to amend or terminate this employment agreement effective as of the closing of the offering, but have not yet determined the terms of any amendment or termination.

                       PRINCIPAL AND SELLING STOCKHOLDERS

Prior to the offering, we had 100 shares of our common stock outstanding. Mr. Horace Calvert owned 81 of these shares, and Seitel, through its wholly owned subsidiary Vision Holdings, owned the remaining 19 shares. As a result of the transactions that will occur at the closing of the offering, Vision Holdings will transfer all of the outstanding stock of DDD Energy to us, we will repurchase the 81 shares of common stock from Mr. Calvert at the price he paid us for these shares and we will issue 14,349,981 shares of our common stock and 10,000 shares of our preferred stock to Vision Holdings. Vision Holdings will then sell 12,915,000 shares of our common stock as a selling stockholder in the offering. Vision Holdings will also transfer all of the 10,000 shares of our preferred stock to other investors in separate, negotiated transactions that will be exempt from registration under the securities laws.

The following table presents information regarding the beneficial ownership of our outstanding common stock immediately after the offering for:

   -- each person or group that we know will own more than 5% of our common stock after the offering;

   --  each of our directors;

   -- our chief executive officer and each of our two other most highly compensated executive officers; and

   --  all our executive officers and directors as a group.

Beneficial ownership is determined in accordance with rules of the SEC and includes shares over which the indicated beneficial owner exercises voting and/or investment power. Shares of common stock subject to options or warrants currently exercisable or exercisable within 60 days are deemed to be outstanding for computing the percentage ownership of the person holding the options or warrants, but are not deemed to be outstanding for computing the percentage ownership of any other person. Except as otherwise indicated, we believe the beneficial owners of the common stock listed below, based on information furnished by them, will have, after the offering, sole voting and investment power with respect to the number of shares listed opposite their names.

The percentages of ownership listed below are based on 14,350,450 shares of our common stock outstanding after the offering, which includes the shares of our common stock to be issued after consummation of the offering pursuant to restricted stock grants to our directors.

                                                              SHARES BENEFICIALLY OWNED
                                                                  AFTER THE OFFERING
                  DIRECTORS, OFFICERS AND                     --------------------------
                      5% STOCKHOLDERS                           NUMBER          PERCENT
                  -----------------------                     -----------      ---------
Vision Holdings LLC(1)......................................   1,435,000         10.0%
50 Briar Hollow Lane, 7th Floor West Building
Houston, Texas 77027
Horace A. Calvert(2)........................................     200,000          1.4
Marshall L. Munsell(3)......................................     100,000            *
Thomas A. Mazza(3)..........................................     100,000            *
Jerry S. Cox(4).............................................         150            *
Fred S. Zeidman(4)..........................................         150            *
Robert B. Sale, Jr.(4)......................................         150            *
All directors and executive officers as a group (6
  persons)(2)(3)(4).........................................     400,450          2.7

---------------------------
 *  Less than 1%

(1) Vision Holdings LLC is a wholly owned subsidiary of Seitel, Inc.

(2) Includes 200,000 shares of our common stock issuable upon exercise of warrants that will be granted to Mr. Calvert under his employment agreement with us.

(3) Includes 100,000 shares of our common stock issuable upon exercise of warrants that will be granted to each of Mr. Munsell and Mr. Mazza under his employment agreement with us.

(4) Includes approximately 150 shares of our common stock to be issued after consummation of the offering pursuant to restricted stock grants to Messrs. Cox, Zeidman and Sale.

                          DESCRIPTION OF CAPITAL STOCK

Our authorized capital stock consists of 80,000,000 shares of common stock, par value $0.01 per share, and 20,000,000 shares of preferred stock, par value $0.01 per share. On completion of the offering, we will have outstanding 14,350,000 shares of common stock and 10,000 shares of preferred stock.

COMMON STOCK

Subject to any special voting rights of any series of preferred stock that we may issue in the future, each share of common stock has one vote on all matters voted on by our stockholders, including the election of our directors. No share of common stock affords any cumulative voting or preemptive rights or is convertible, redeemable, assessable or entitled to the benefits of any sinking or repurchase fund. Holders of common stock will be entitled to dividends in the amounts and at the times declared by our board of directors in its discretion out of funds legally available for the payment of dividends.

Holders of common stock will share equally in our assets on liquidation after payment or provision for all liabilities and any preferential liquidation rights of any preferred stock then outstanding. All outstanding shares of common stock are fully paid and non-assessable.

PREFERRED STOCK

As part of the transactions in which we will acquire all of the stock of DDD Energy, we will designate a class of our preferred stock and will issue all of the authorized shares of this class to Vision Holdings. Vision Holdings will then transfer all of these shares of preferred stock to other investors in separate, negotiated transactions that will be exempt from registration under the securities laws. This class of preferred stock will be designated as the Class A Redeemable Preferred Stock. We will authorize 10,000 shares of Class A Redeemable Preferred Stock. Each share will have a liquidation preference of $100, and will entitle the holder to cumulative dividends of 7 1/2% of the liquidation preference per share per year. The dividend rate will increase 2% per year if dividends are not paid as they accrue. The holders of these shares will not have voting rights, except to the extent required by Delaware corporate law. These shares will be redeemable, at our option or the option of the holder, at any time five years after the offering, at a price equal to the greater of:

   -- 105% of the sum of the liquidation preference per share plus all accrued and unpaid dividends; or

   -- the sum of the liquidation preference per share plus all accrued and unpaid dividends, multiplied by a fraction:

     -- the numerator of which is the average closing price per share of our common stock on the exchange on which it is then traded for the twenty trading days prior to the redemption, and

     -- the denominator of which is the price per share of our common stock in the offering.

At the direction of our board, we may issue additional shares of preferred stock from time to time. Our board of directors may, without any action by holders of the common stock:

   -- adopt resolutions to issue preferred stock in one or more classes or series;

   -- fix or change the number of shares constituting any class or series of preferred stock; and

   -- establish or change the rights of the holders of any class or series of preferred stock.

The rights that any class or series of preferred stock may evidence may include:

   --  general or special voting rights;

   --  preferential liquidation or preemptive rights;

   --  preferential cumulative or noncumulative dividend rights;

   --  redemption or put rights; and

   --  conversion or exchange rights.

We may issue shares of, or rights to purchase, preferred stock the terms of which might:

   -- adversely affect voting or other rights evidenced by, or amounts otherwise payable with respect to, the common stock;

   --  discourage an unsolicited proposal to acquire us; or

   --  facilitate a particular business combination involving us.

Any of these actions could discourage a transaction that some or a majority of our stockholders might believe to be in their best interests or in which our stockholders might receive a premium for their stock over its then market price.

ANTI-TAKEOVER PROVISIONS OF OUR CERTIFICATE OF INCORPORATION AND BYLAWS

The provisions of Delaware law and our certificate of incorporation and bylaws we summarize below may have an anti-takeover effect and may delay, defer or prevent a tender offer or takeover attempt that a stockholder might consider in his or her best interest, including those attempts that might result in a premium over the market price for the common stock.

  Business Combinations under Delaware Law

We are a Delaware corporation and are subject to Section 203 of the Delaware General Corporation Law. Section 203 prevents an interested stockholder, generally a person who owns 15% or more of our outstanding voting stock, from engaging in business combinations with us for three years following the time that the person becomes an interested stockholder. These restrictions do not apply if:

   -- before the person becomes an interested stockholder, our board of directors approves the transaction in which the person becomes an interested stockholder or the business combination;

   -- upon completion of the transaction that results in the person becoming an interested stockholder, the interested stockholder owns at least 85% of our outstanding voting stock at the time the transaction commenced, excluding for purposes of determining the number of shares outstanding those shares owned by persons who are directors and also officers and employee stock plans in which employee participants do not have the right to determine confidentially whether shares held subject to the plan will be tendered in a tender or exchange offer; or

   -- following the transaction in which the person became an interested stockholder, the business combination is approved by our board of directors and authorized at an annual or special meeting of our stockholders, and not by written consent, by the affirmative vote of at least two-thirds of our outstanding voting stock not owned by the interested stockholder.

In addition, the law does not apply to interested stockholders, such as Seitel, who are interested stockholders before common stock of the company is listed on the Nasdaq National Market.

The law defines the term "business combination" to encompass a wide variety of transactions with or caused by an interested stockholder, including mergers, asset sales and other transactions in which the interested stockholder receives or could receive a benefit on other than a pro rata basis with other stockholders. This law could have an anti-takeover effect with respect to transactions not approved in advance by our board of directors, including discouraging takeover attempts that might result in a premium over the market price for the shares of our common stock.

  Written Consent of Stockholders

Our bylaws provide that any action by our stockholders must be taken at an annual or special meeting of stockholders. Special meetings of the stockholders may be called only by our chief executive officer or the board of directors. Stockholders may not act by written consent.

  Advance Notice Procedure for Stockholder Proposals

Our bylaws establish an advance notice procedure for the nomination of candidates for election as directors as well as for stockholder proposals to be considered at annual meetings of stockholders. In general, notice of intent to nominate a director must be delivered to or mailed and received at our principal executive offices as follows:

   -- With respect to an election to be held at a special meeting of stockholders for the election of directors or at our first annual meeting of stockholders, not later than the close of business of the 10th day following the day on which such notice of the date of the meeting was mailed or public disclosure of the date of the meeting was made, whichever first occurs, and must contain specified information concerning the person to be nominated.

   -- With respect to an election to be held at subsequent annual meetings of stockholders, not less than 90 days nor more than 120 days prior to the anniversary date of the proxy statement for the immediately preceding annual meeting of stockholders, and must contain specified information concerning the person to be nominated.

Notice of stockholders' intent to raise business at an annual meeting must be delivered to or mailed and received at our principal executive offices not less than 120 days prior to the anniversary date of the proxy statement for the preceding annual meeting of stockholders or, with respect to our first annual meeting of stockholders, December 30 of the year prior to the year in which the meeting will be held. These procedures may operate to limit the ability of stockholders to bring business before a stockholders meeting, including with respect to the nomination of directors or considering any transaction that could result in a change of control.

  Staggered Board of Directors

Our board of directors is divided into three classes that are elected for staggered three-year terms. The classification of the board of directors has the effect of requiring at least two annual stockholders meetings, instead of one, to effect a change in control of the board of directors.

In addition, the bylaws provide that directors may be removed only with cause and then only by the affirmative vote of 80% of our voting stock entitled to vote. This provision, in conjunction with the provision of the bylaws authorizing only the board of directors to fill vacant directorships, will prevent stockholders from removing incumbent directors without cause and filling the resulting vacancies with their own nominees.

LIMITATION OF LIABILITY AND INDEMNIFICATION OF OFFICERS AND DIRECTORS

Limitation of Liability. Delaware law authorizes corporations to limit or eliminate the personal liability of their directors to them and their stockholders for monetary damages for breach of the directors' fiduciary duty of care. The duty of care requires that, when acting on behalf of the corporation, directors must exercise an informed business judgment based on all material information reasonably available to them. Absent the limitations authorized by Delaware law, directors are accountable to corporations and their stockholders for monetary damages for conduct constituting gross negligence in the exercise of their duty of care. Delaware law enables corporations to limit available relief to equitable remedies such as injunction or rescission.

Our certificate of incorporation limits the liability of our directors to us or our stockholders to the fullest extent permitted by Delaware law. Specifically, our directors will not be personally liable for monetary damages for breach of a director's fiduciary duty in such capacity, except for liability

   -- for any breach of the director's duty of loyalty to us or our stockholders;

   -- for acts or omissions not in good faith or which involve intentional misconduct or a knowing violation of law;

   -- for unlawful payments of dividends or unlawful stock repurchases or redemptions as provided in Section 174 of the Delaware General Corporation Law; or

   -- for any transaction from which the director derived an improper personal benefit.

The inclusion of this provision in our certificate of incorporation may reduce the likelihood of derivative litigation against our directors and may discourage or deter our stockholders or management from bringing a lawsuit against our directors for breach of their duty of care, even though the action, if successful, might otherwise have benefitted us and our stockholders.

Indemnification. Delaware law also authorizes corporations to indemnify their officers, directors, employees and agents for liabilities, other than liabilities to the corporation, arising because such individual was an officer, director, employee or agent of the corporation so long as the individual acted in good faith and in a manner he or she reasonably believed to be in the best interests of the corporation and not unlawful.

Our certificate of incorporation provides that our officers, directors, employees and agents will be indemnified by us for liabilities arising because such individual was an officer or director of Vision Energy to the extent currently permitted by Delaware law.

These provisions in our certificate of incorporation do not alter the liability of our officers and directors under federal securities laws and do not affect the right to sue under federal securities laws for violations thereof.

We have entered into indemnification agreements with each of our directors and officers. These agreements require us to, among other things, indemnify the director or officer against expenses and costs incurred by the individual in connection with any action, suit or proceeding arising out of the individual's status or service as a director or officer of Vision Energy, other than liabilities arising from willful misconduct or conduct that is knowingly fraudulent or deliberately dishonest. The agreement also requires us to advance expenses incurred by the individual in connection with any proceeding against the individual with respect to which he or she may be entitled to indemnification by us. Following completion of the offering, we also will maintain directors' and officers' liability insurance.

At present, we are not aware of any pending litigation or proceeding involving any director, officer, employee or agent of Vision Energy where indemnification will be required or permitted. Furthermore, we are not aware of any threatened litigation or proceeding that might result in a claim for indemnification.

TRANSFER AGENT AND REGISTRAR

The transfer agent and registrar of our common stock is     .

                        SHARES ELIGIBLE FOR FUTURE SALE

On completion of the offering, we will have 14,350,000 shares of common stock outstanding, or 15,487,000 shares if the underwriters' over-allotment option is exercised in full. Of these outstanding shares of common stock, the shares sold in the offering, including those shares sold under the underwriters' over-allotment option, will be freely tradeable without restriction, unless they are purchased by our "affiliates," as that term is defined in Rule 144 under the Securities Act, which sales would be subject to certain restrictions under Rule 144.

Seitel will own all of the remaining outstanding shares of common stock. All of these shares of common stock will be "restricted securities," as that term is defined in Rule 144, and may be sold only if registered or pursuant to an exemption from registration such as that provided by Rule 144. Seitel has agreed not to sell or otherwise dispose of any of its shares for a period of 180 days after the date of this prospectus. CIBC World Markets Corp., however, may in its sole discretion, at any time and in most cases without notice, release all or any portion of the shares subject to lock-up agreements.

In general, under Rule 144 as currently in effect, a person who has beneficially owned shares of our common stock for at least one year would be entitled to sell, within any three month period, a number of shares that does not exceed the greater of:

   -- 1% of the number of shares of common stock then outstanding, which will equal approximately 143,500 shares immediately after the effective date of the offering; or

   -- the average weekly trading volume of the common stock on the Nasdaq National Market during the four calendar weeks preceding the filing of a notice on Form 144 with respect to this sale.

Sales under Rule 144 are also subject to other requirements regarding the manner of sale, notice filing and the availability of current public information about us.

Pursuant to the Registration Rights Agreement, we will agree to register the offer and sale by Seitel on a delayed and continuous basis from time to time of the shares of common stock owned by Seitel after the offering (1,435,0000 shares, or 635,000 if the underwriters' over-allotment option is exercised in full) at our expense. We will agree to file a shelf registration statement within 370 days after consummation of the offering and to use our best efforts to secure the effectiveness of such shelf registration statement as soon as possible thereafter. Seitel will agree in the Registration Rights Agreement not to sell more than 50% of such shares pursuant to such registration statement prior to the date two years after the consummation of the offering. In addition, we will grant Seitel the right to participate as a selling stockholder in future underwritten public offerings of our common stock, subject to certain restrictions. We and Seitel will each agree to indemnify the other against, or to contribute to losses arising out of, certain liabilities in connection with any such registration, including liabilities under the Securities Act.

We have reserved 1,600,000 shares of common stock for issuance to our directors and employees under the 1999 Stock Incentive Plan and 400,000 shares of common stock for issuance to three of our executive officers under warrants that we will grant to them under their employment agreements. We intend to file a registration statement on Form S-8 covering the issuance of shares of common stock under the plan and upon exercise of the warrants. Accordingly, shares issued under the plan or upon exercise of the warrants will be freely tradeable, subject to the restrictions on resale on affiliates by Rule 144. Immediately after the closing of the offering, we anticipate that options to purchase a total of 1,005,000 shares will be granted under the plan. None of these options will vest until the first anniversary of the date of their grant. We anticipate that options to purchase 603,000 shares of our common stock will vest on the first anniversary of the closing of the offering. All of the warrants to purchase 400,000 shares of our common stock will be exercisable upon grant.

Prior to the offering, there has been no public market for our common stock. The market price of our common stock could drop because of sales of a large number of shares in the open market following the offering or the perception that those sales may occur. These factors also could make it more difficult for us to raise capital through future offerings of common stock.

                                  UNDERWRITING

Vision Energy and the selling stockholder will enter into an underwriting agreement with the underwriters named below. CIBC World Markets Corp. and A.G. Edwards & Sons, Inc. are acting as representatives of the underwriters.

The underwriting agreement provides for the purchase of a specific number of shares of common stock by each of the underwriters. The underwriters' obligations are several, which means that each underwriter is required to purchase a specified number of shares, but is not responsible for the commitment of any other underwriter to purchase shares. Subject to the terms and conditions of the underwriting agreement, each underwriter has severally agreed to purchase from the selling stockholder the number of shares of common stock set forth opposite its name below:

      UNDERWRITER                                                   NUMBER OF SHARES
      -----------                                                   ----------------
      CIBC World Markets Corp. ...................................
      A.G. Edwards & Sons, Inc. ..................................
                                                                         --------
                Total.............................................
                                                                         ========

The underwriters have agreed to purchase all of the shares offered by this prospectus (other than those covered by the over-allotment option described below) if any are purchased. Under the underwriting agreement, if an underwriter defaults in its commitment to purchase shares, the commitments of non-defaulting underwriters may be increased or the underwriting agreement may be terminated, depending on the circumstances.

The shares should be ready for delivery on or about           , 2000 against
payment in immediately available funds. The representatives have advised us and the selling stockholder that the underwriters propose to offer the shares directly to the public at the public offering price that appears on the cover page of this prospectus. In addition, the representatives may offer some of the
shares to other securities dealers at such price less a concession of $     per
share. The underwriters may also allow, and such dealers may reallow, a
concession not in excess of $     per share to other dealers. After the shares
are released for sale to the public, the representatives may change the offering price and other selling terms at various times.

Vision Energy and the selling stockholder have granted the underwriters an over-allotment option. This option, which is exercisable for up to 30 days after the date of this prospectus, permits the underwriters to purchase a maximum of 1,937,000 additional shares (1,137,000 from Vision Energy and 800,000 from the selling stockholder) to cover over-allotments. If the underwriters exercise all or part of this option, they will purchase shares covered by the option at the initial public offering price that appears on the cover page of this prospectus, less the underwriting discount. If this option is exercised in full, the total
price to public will be $     million, the total proceeds to us will be $
million and the total proceeds to the selling stockholder will be $ million. The underwriters have severally agreed that, to the extent the over-allotment option is exercised, they will each purchase a number of additional shares proportionate to the underwriter's initial amount reflected in the foregoing table.

The following table provides information regarding the amount of the discount to be paid to the underwriters by the selling stockholder:

                                                        TOTAL WITHOUT EXERCISE    TOTAL WITH FULL EXERCISE
                                           PER SHARE   OF OVER-ALLOTMENT OPTION   OF OVER-ALLOTMENT OPTION
                                           ---------   ------------------------   ------------------------
Selling stockholder......................              $                          $
Vision Energy............................
                                                       ------------------------   ------------------------
          Total.....................................   $                          $

If the underwriters do not exercise their overallotment option, the selling stockholder will pay all of the expenses of the offering which, excluding the
underwriting discount, it estimates will be approximately $     . If the
underwriters exercise their overallotment option, the selling stockholder and Vision Energy will each pay their pro rata share of the offering expenses based on the number of shares of common stock sold by each of them.

Vision Energy and the selling stockholder have agreed to indemnify the underwriters against specified liabilities, including liabilities under the Securities Act of 1933.

Vision Energy, its officers and directors and Seitel have agreed to a 180-day "lock up" with respect to all shares of common stock and other Vision Energy securities that they beneficially own, including securities that are convertible into shares of common stock and securities that are exchangeable or exercisable for shares of common stock. This means that, for a period of 180 days following the date of this prospectus, Vision Energy and such other persons may not offer, sell, pledge or otherwise dispose of these Vision Energy securities without the prior written consent of CIBC World Markets Corp.

The representatives have informed us that they do not expect discretionary sales by the underwriters to exceed five percent of the shares offered by this prospectus.

There is no established trading market for shares of our common stock. The offering price for the shares has been determined by Vision Energy, the selling stockholder and the representatives, based on the following factors:

   --  prevailing market and general economic conditions,

   --  our financial information,

   --  our history and prospects,

   --  Vision Energy and the industry in which we compete,

   -- an assessment of our management, its past and present operations, the prospects for and timing of, our future revenues and

   -- the present stage of our development and the above factors in relation to the market values and various valuation measures of other companies engaged in activities similar to ours.

Rules of the SEC may limit the ability of the underwriters to bid for or purchase shares before the distribution of the shares is completed. However, the underwriters may engage in the following activities in accordance with the rules:

   -- Stabilizing transactions -- The representatives may make bids or purchases for the purpose of pegging, fixing or maintaining the price of the shares, so long as stabilizing bids do not exceed a specified maximum.

   -- Over-allotments and syndicate covering transactions -- The underwriters may create a short position in the shares by selling more shares than are set forth on the cover page of this prospectus. If a short position is created in connection with the offering, the representatives may engage in syndicate covering transactions by purchasing shares in the open market. The representatives may also elect to reduce any short position by exercising all or part of the over-allotment option.

   -- Penalty bids -- If the representatives purchase shares in the open market in a stabilizing transaction or syndicate covering transaction, they may reclaim a selling concession from the underwriters and selling group members who sold those shares as part of the offering.

Stabilization and syndicate covering transactions may cause the price of the shares to be higher than it would be in the absence of such transactions. The imposition of a penalty bid might also have an effect on the price of the shares if it discourages resales of the shares.

Neither Vision Energy nor the underwriters make any representation or prediction as to the effect that the transactions described above may have on the price of the shares. These transactions may occur on the Nasdaq National Market or otherwise. If such transactions are commenced, they may be discontinued without notice at any time.

                                 LEGAL MATTERS

The validity of the issuance of the shares of common stock offered by this prospectus will be passed on for us by Gardere Wynne Sewell & Riggs, L.L.P., Houston, Texas. Certain legal matters will be passed on for the underwriters by Baker & Botts, L.L.P., Houston, Texas.

                                    EXPERTS

The audited financial statements included in this prospectus to the extent and for the periods indicated in their report have been audited by Arthur Andersen LLP, independent public accountants, and are included herein in reliance upon the authority of such firm as experts in accounting and auditing in giving said report.

The opinion regarding the tax basis of Vision Energy's assets subsequent to the offering referred to in this prospectus has been rendered by Arthur Andersen LLP, independent public accountants, and has been referred to herein in reliance upon the authority of such firm as experts in giving said opinion.

The estimated reserve evaluations and related calculations of Forrest A. Garb & Associates, Inc., independent petroleum engineering consultants, included in this prospectus have been included in reliance on the authority of said firm as experts in petroleum engineering.

The estimated reserve evaluations and related calculations of Miller & Lents, Ltd., independent petroleum engineering consultants, included in this prospectus have been included in reliance on the authority of said firm as experts in petroleum engineering.

                      WHERE YOU CAN FIND MORE INFORMATION

This prospectus is part of a registration statement we have filed with the SEC relating to our common stock. As permitted by SEC rules, this prospectus does not contain all of the information we have included in the registration statement and the accompanying exhibits and schedules we filed with the SEC. You may refer to the registration statement, exhibits and schedules for more information about us and our common stock. You can read and copy the registration statement, exhibits and schedules at the SEC's Public Reference Room at 450 Fifth Street, N.W., Washington, D.C. 20549. You can obtain information about the operation of the SEC's Public Reference Room by calling the SEC at 1-800-SEC-0330. The SEC also maintains an Internet site that contains reports, proxy and information statements, and other information regarding issuers that file electronically with the SEC. The address of that site is http://www.sec.gov.

Following the offering, we will be required to file current reports, quarterly reports, annual reports, proxy statements and other information with the SEC. You may read and copy those reports, proxy statements and other information at the SEC's Public Reference Room or through its Internet site. We intend to furnish our stockholders with annual reports that will include a description of our operations and audited consolidated financial statements certified by an independent public accounting firm.

                     GLOSSARY OF NATURAL GAS AND OIL TERMS

The following is a description of the meanings of some of the natural gas and oil industry terms used in this prospectus. The meanings of the terms "proved reserves," "proved developed reserves," "proved developed producing reserves," "proved developed non-producing reserves" and "proved undeveloped reserves" are provided in Appendix A to this prospectus.

Bbl. One stock tank barrel, or 42 U.S. gallons liquid volume, used in this prospectus in reference to crude oil or other liquid hydrocarbons.

Bcf. Billion cubic feet.

Bcfe. Billion cubic feet equivalent, determined using the ratio of six Mcf of natural gas to one Bbl of crude oil, condensate or natural gas liquids.

Btu or British Thermal Unit. The quantity of heat required to raise the temperature of one pound of water by one degree Fahrenheit.

Completion. The installation of permanent equipment for the production of natural gas or oil, or in the case of a dry hole, the reporting of abandonment to the appropriate agency.

Condensate. Liquid hydrocarbons associated with the production of a primarily natural gas reserve.

Developed acreage. The number of acres that are allocated or assignable to productive wells or wells capable of production.

Development well. A well drilled into a proved natural gas or oil reservoir to the depth of a stratigraphic horizon known to be productive.

Dry hole. A well found to be incapable of producing hydrocarbons in sufficient quantities such that proceeds from the sale of such production exceed production expenses and taxes.

Evaluated properties are natural gas and oil properties that either:

   -- have been determined to contain or not to contain commercially producible natural gas or oil deposits through drilling natural gas and oil wells; or

   -- have been evaluated using seismic and other geophysical and geological data and as to which a final determination not to drill has been made based on that evaluation.

Exploratory well. A well drilled to find and produce natural gas or oil reserves not classified as proved, to find a new reservoir in a field previously found to be productive of natural gas or oil in another reservoir or to extend a known reservoir.

Field. An area consisting of a single reservoir or multiple reservoirs all grouped on or related to the same individual geological structural feature and/or stratigraphic condition.

Finding and development cost or finding cost. An amount per Mcfe equal to the sum of all costs incurred relating to natural gas and oil exploration and development activities for all evaluated properties, excluding property acquisitions, divided by the sum of all additions and revisions to estimated proved reserves, excluding reserve purchases. We believe that the proportion of our costs attributable to unevaluated properties is significantly higher than many of our competitors' due to the greater investments we believe we make in seismic data and other costs prior to drilling. Because of this, we calculate our finding costs based only on the costs attributable to our evaluated properties, not based on the costs of both our evaluated and unevaluated properties. Our finding costs may not be comparable to finding costs disclosed by other natural gas and oil companies.

Gross acres or gross wells. The total acres or wells, as the case may be, in which a working interest is owned.

MBbls. One thousand barrels of crude oil or other liquid hydrocarbons.

Mcf. One thousand cubic feet of natural gas.

Mcfe. One thousand cubic feet equivalent, determined using the ratio of six Mcf of natural gas to one Bbl of crude oil, condensate or natural gas liquids.

MMBbls. One million barrels of crude oil or other liquid hydrocarbons.

MMBtu. One million British Thermal Units.

MMcf. One million cubic feet of natural gas.

MMcfe. One million cubic feet equivalent, determined using the ratio of six Mcf of natural gas to one Bbl of crude oil, condensate or natural gas liquids.

Net acres or net wells. The sum of the fractional working interest owned in gross acres or wells, as the case may be.

Productive well. A well that is found to be capable of producing hydrocarbons in sufficient quantities such that proceeds from the sale of such production exceed production expenses and taxes.

Prospect. A specific geographic area which, based on supporting geological, geophysical or other data and also preliminary economic analysis using reasonably anticipated prices and costs, is deemed to have potential for the discovery of commercial hydrocarbons.

PV-10. The present value of estimated future net cash flows to be generated from the production of proved reserves, net of estimated production and ad valorem taxes, future capital costs and operating expenses, using prices and costs in effect as of the date indicated, without giving effect to federal income taxes. The future net cash flows have been discounted at an annual rate of 10% to determine their "present value." The present value is shown to indicate the effect of time on the value of the revenue stream and should not be construed as being the fair market value of the properties.

Reservoir. A porous and permeable underground formation containing a natural accumulation of producible natural gas and/or oil that is confined by impermeable rock or water barriers and is individual and separate from other reservoirs.

Undeveloped acreage. Lease acreage on which wells have not been drilled or completed to a point that would permit the production of commercial quantities of natural gas and oil regardless of whether such acreage contains proved reserves.

Unevaluated properties are natural gas and oil properties that have not yet been evaluated to contain or not contain natural gas or oil in commercially producible quantities by drilling natural gas and oil wells and for which we have not made a final determination not to drill based on an evaluation of seismic and other data.

Working interest. The operating interest that gives the owner the right to drill, produce and conduct operating activities on the property and receive a share of production.

                                DDD ENERGY, INC.

                         INDEX TO FINANCIAL STATEMENTS

                                                               PAGE
                                                               ----
Report of Independent Public Accountants....................   F-2
Balance Sheets as of December 31, 1997 and 1998 and June 30,
  1999 (unaudited)..........................................   F-3
Statements of Operations for the years ended December 31,
  1996, 1997 and 1998 and for the six months ended June 30,
  1998 and 1999.............................................   F-4
Statements of Stockholder's Equity for the years ended
  December 31, 1996, 1997 and 1998 and for the six months
  ended June 30, 1999.......................................   F-5
Statements of Cash Flows for the years ended December 31,
  1996, 1997 and 1998 and for the six months ended June 30,
  1998 and 1999.............................................   F-6
Notes to Financial Statements...............................   F-7
Supplemental Oil and Gas Information (Unaudited)............   F-14

                    REPORT OF INDEPENDENT PUBLIC ACCOUNTANTS

To DDD Energy, Inc.:

     We have audited the accompanying balance sheets of DDD Energy, Inc. (a Delaware corporation) as of December 31, 1997 and 1998, and the related statements of operations, stockholder's equity and cash flows for each of the three years in the period ended December 31, 1998. These financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on these financial statements based on our audits.

     We conducted our audits in accordance with generally accepted auditing standards. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

     In our opinion, the financial statements referred to above present fairly, in all material respects, the financial position of DDD Energy, Inc. as of December 31, 1997 and 1998, and the results of its operations and its cash flows for each of the three years in the period ended December 31, 1998, in conformity with generally accepted accounting principles.

                                            ARTHUR ANDERSEN LLP

Houston, Texas
November 9, 1999

                                DDD ENERGY, INC.

                                 BALANCE SHEETS
                                 (IN THOUSANDS)

                                     ASSETS

                                                                 DECEMBER 31,
                                                              -------------------    JUNE 30,
                                                                1997       1998        1999
                                                              --------   --------   -----------
                                                                                    (UNAUDITED)
Current Assets:
  Cash and equivalents......................................  $     --   $     --    $     --
  Receivables
     Trade..................................................     7,683      5,759       4,295
     Other..................................................       937         13          19
  Advances to operators.....................................       925      1,182         933
  Prepaid expenses and other................................       103        160         201
                                                              --------   --------    --------
          Total current assets..............................     9,648      7,114       5,448
                                                              --------   --------    --------
Property and Equipment, at cost:
  Oil and gas properties, full-cost method of accounting
     Proved properties......................................   107,206    141,118     151,264
     Unproved properties and properties under development,
       not being amortized..................................    39,436     53,458      57,123
  Other property and equipment..............................     1,118      1,358       1,670
                                                              --------   --------    --------
                                                               147,760    195,934     210,057
  Less: Accumulated depreciation, depletion and
     amortization...........................................   (34,133)   (46,223)    (50,498)
                                                              --------   --------    --------
     Net property and equipment.............................   113,627    149,711     159,559
                                                              --------   --------    --------
     TOTAL ASSETS...........................................  $123,275   $156,825    $165,007
                                                              ========   ========    ========

                             LIABILITIES AND STOCKHOLDER'S EQUITY

Current Liabilities:
  Current portion of long-term debt.........................  $    141   $     88    $     67
  Accounts payable..........................................    10,337     11,778       4,553
  Accrued liabilities.......................................     1,202        843       1,559
  Employee compensation payable.............................       121        106          97
                                                              --------   --------    --------
          Total current liabilities.........................    11,801     12,815       6,276
                                                              --------   --------    --------
Long-Term Debt..............................................       117         30          --
Advances from Seitel........................................    97,556    122,229     134,716
Deferred Income Taxes.......................................    21,306     28,959      32,042
                                                              --------   --------    --------
          TOTAL LIABILITIES.................................   130,780    164,033     173,034
                                                              --------   --------    --------
CONTINGENCIES AND COMMITMENTS (Note F)
STOCKHOLDER'S EQUITY
  Common Stock, par value $1.00 per share; authorized 10,000
     shares; issued and outstanding 1,000 shares............         1          1           1
  Additional paid-in capital................................        --      3,944       4,768
  Accumulated deficit.......................................    (7,506)   (11,153)    (12,796)
                                                              --------   --------    --------
     TOTAL STOCKHOLDER'S EQUITY.............................    (7,505)    (7,208)     (8,027)
                                                              --------   --------    --------
     TOTAL LIABILITIES AND STOCKHOLDER'S EQUITY.............  $123,275   $156,825    $165,007
                                                              ========   ========    ========

   The accompanying notes are an integral part of these financial statements.

                                DDD ENERGY, INC.

                            STATEMENTS OF OPERATIONS
                    (IN THOUSANDS, EXCEPT PER SHARE AMOUNTS)

                                                                             SIX MONTHS ENDED
                                                YEAR ENDED DECEMBER 31,          JUNE 30,
                                              ----------------------------   -----------------
                                               1996       1997      1998      1998      1999
                                              -------   --------   -------   -------   -------
                                                                                (UNAUDITED)
REVENUE.....................................  $17,473   $ 25,680   $18,994   $ 9,810   $ 8,547
EXPENSES
  Production expenses.......................    3,134      5,168     4,683     2,367     2,348
  General and administrative expenses.......    1,803      2,408     3,105     1,379     1,534
  Depreciation, depletion and
     amortization...........................    7,333     12,852    12,110     6,490     4,275
  Impairment of oil and gas properties......       --     11,588        --        --        --
                                              -------   --------   -------   -------   -------
                                               12,270     32,016    19,898    10,236     8,157
                                              -------   --------   -------   -------   -------
INCOME (LOSS) FROM OPERATIONS...............    5,203     (6,336)     (904)     (426)      390
Interest expense............................   (1,990)    (3,162)   (4,724)   (2,341)   (2,912)
Interest income.............................      135         14        11         4        --
Loss on extinguishment of volumetric
  production payment........................       --     (4,228)       --        --        --
                                              -------   --------   -------   -------   -------
Income (loss) before income taxes...........    3,348    (13,712)   (5,617)   (2,763)   (2,522)
Provision (benefit) for income taxes........    1,180     (4,909)   (1,970)     (969)     (879)
                                              -------   --------   -------   -------   -------
NET INCOME (LOSS)...........................  $ 2,168   $ (8,803)  $(3,647)  $(1,794)  $(1,643)
                                              =======   ========   =======   =======   =======
Net income (loss) per common share:
  Basic.....................................  $   .15   $   (.61)  $  (.25)  $  (.13)  $  (.11)
                                              =======   ========   =======   =======   =======
  Diluted...................................  $   .15   $   (.61)  $  (.25)  $  (.13)  $  (.11)
                                              =======   ========   =======   =======   =======
Weighted average number of common shares
  outstanding...............................   14,350     14,350    14,350    14,350    14,350
                                              =======   ========   =======   =======   =======

   The accompanying notes are an integral part of these financial statements.

                                DDD ENERGY, INC.

                       STATEMENTS OF STOCKHOLDER'S EQUITY
                      (IN THOUSANDS, EXCEPT SHARE AMOUNTS)

                                                                            RETAINED
                                          COMMON STOCK      ADDITIONAL      EARNINGS          TOTAL
                                        ----------------     PAID-IN      (ACCUMULATED    STOCKHOLDER'S
                                        SHARES    AMOUNT     CAPITAL        DEFICIT)         EQUITY
                                        ------    ------    ----------    ------------    -------------
Balance, December 31, 1995............  1,000       $1        $   --        $   (871)        $  (870)
  Net income..........................     --       --            --           2,168           2,168
                                        -----       --        ------        --------         -------
Balance, December 31, 1996............  1,000        1            --           1,297           1,298
  Net loss............................     --       --            --          (8,803)         (8,803)
                                        -----       --        ------        --------         -------
Balance, December 31, 1997............  1,000        1            --          (7,506)         (7,505)
  Contributions from Seitel...........     --       --         3,944              --           3,944
  Net loss............................     --       --            --          (3,647)         (3,647)
                                        -----       --        ------        --------         -------
Balance, December 31, 1998............  1,000        1         3,944         (11,153)         (7,208)
  Contributions from Seitel
     (unaudited)......................     --       --           824              --             824
  Net loss (unaudited)................     --       --            --          (1,643)         (1,643)
                                        -----       --        ------        --------         -------
Balance, June 30, 1999 (unaudited)....  1,000       $1        $4,768        $(12,796)        $(8,027)
                                        =====       ==        ======        ========         =======

   The accompanying notes are an integral part of these financial statements.

                                DDD ENERGY, INC.

                            STATEMENTS OF CASH FLOWS
                                 (IN THOUSANDS)

                                                                                 SIX MONTHS ENDED
                                                  YEAR ENDED DECEMBER 31,            JUNE 30,
                                               ------------------------------   -------------------
                                                 1996       1997       1998       1998       1999
                                               --------   --------   --------   --------   --------
                                                                                    (UNAUDITED)
Cash flows from operating activities:
  Net income (loss)..........................  $  2,168   $ (8,803)  $ (3,647)  $ (1,794)  $ (1,643)
  Adjustments to reconcile net income (loss)
     to net cash provided by operating
     activities:
       Depreciation, depletion and
          amortization.......................     7,333     12,852     12,110      6,490      4,275
       Impairment of oil and gas
          properties.........................        --     11,588         --         --         --
       Deferred income tax provision.........     7,462      7,276      7,653      3,826      3,083
       Loss on extinguishment of volumetric
          production payment.................        --      4,228         --         --         --
       Gain on sale of property and
          equipment..........................        --         --        (11)       (11)        --
       Amortization of deferred revenue......    (4,958)    (4,079)        --         --         --
       Decrease (increase) in receivables....    (3,168)    (4,874)     1,294        582      1,458
       Decrease (increase) in prepaid
          expenses and other.................        39        (59)       (57)      (222)       (41)
       Proceeds from sale of volumetric
          production payment.................    19,000         --         --         --         --
       Increase (decrease) in accounts
          payable and other liabilities......     1,908     (1,529)       158          7        294
                                               --------   --------   --------   --------   --------
     Net cash provided by operating
       activities............................    29,784     16,600     17,500      8,878      7,426
                                               --------   --------   --------   --------   --------
Cash flows from investing activities:
  Additions to oil and gas properties........   (50,740)   (54,945)   (41,784)   (24,844)   (20,374)
  Additions to other property and
     equipment...............................       (67)      (469)      (263)       (57)      (312)
  Proceeds from sale of other property and
     equipment...............................        --         --         14         14         --
  Collections on loans.......................       327        706         --         --         --
                                               --------   --------   --------   --------   --------
     Net cash used in investing activities...   (50,480)   (54,708)   (42,033)   (24,887)   (20,686)
                                               --------   --------   --------   --------   --------
Cash flows from financing activities:
  Advances from Seitel, net..................    20,800     38,024     24,673     16,115     12,487
  Borrowings under term loans................        --        247         --         --         --
  Principal payments on term loans...........      (104)      (163)      (140)      (106)       (51)
  Capital contribution from Seitel...........        --         --         --         --        824
                                               --------   --------   --------   --------   --------
     Net cash provided by financing
       activities............................    20,696     38,108     24,533     16,009     13,260
                                               --------   --------   --------   --------   --------
Net increase (decrease) in cash and
  equivalents................................        --         --         --         --         --
Cash and equivalents at beginning of
  period.....................................        --         --         --         --         --
                                               --------   --------   --------   --------   --------
Cash and equivalents at end of period........  $     --   $     --   $     --   $     --   $     --
                                               ========   ========   ========   ========   ========
Supplemental disclosure of cash flow
  information:
  Cash (paid) received during the period for:
     Interest, net of amounts capitalized....  $ (1,990)  $ (3,162)  $ (4,724)  $ (2,341)  $ (2,912)
     Income taxes............................     6,282     12,185      9,623      4,795      3,962
Supplemental disclosure of non-cash investing
  and financing activities:
  Acquisition of oil and gas properties in
     exchange for 355,733 shares of Seitel
     common stock............................  $     --   $     --   $  5,499   $     --   $     --
  Liabilities assumed in acquisition of oil
     and gas properties......................        --         --      1,555         --         --
  Capital contribution of 355,733 shares of
     Seitel common stock.....................        --         --      3,944         --         --

   The accompanying notes are an integral part of these financial statements.

                                DDD ENERGY, INC.

                         NOTES TO FINANCIAL STATEMENTS

NOTE A -- BASIS OF PRESENTATION

The accompanying financial statements represent the financial position, results of operations, and cash flows of DDD Energy, Inc. (the Company), a wholly-owned subsidiary of Seitel, Inc. (Seitel).

NOTE B -- SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

NATURE OF OPERATIONS: The Company, formed in 1993, is an independent energy company that explores for, develops and produces natural gas, crude oil and natural gas liquids. The Company's oil and gas activities are on properties primarily located in the onshore Gulf Coast areas of Texas, Louisiana, Alabama and Mississippi, as well as California and Arkansas.

The Company's future financial condition, results of operations and cash flows will depend upon prices received for its oil and gas production and the costs of finding, developing and producing reserves. A substantial portion of the Company's production is sold under market-sensitive contracts. Prices for oil and gas are subject to fluctuations in response to changes in supply, market uncertainty and a variety of other factors beyond the Company's control. These factors include worldwide political instability (especially in the Middle East), the foreign supply of oil and gas, the price of foreign imports, the level of consumer demand, and the price and availability of alternative fuels. With natural gas accounting for 73 percent of the Company's 1998 production on an energy equivalent basis, the Company is affected more by fluctuations in natural gas prices than oil prices.

In the course of its operations, the Company is subject to certain risk factors, including but not limited to the following: competition, industry conditions, volatility of oil and gas prices, operating risks, dependence on key personnel and compliance with governmental regulations.

USE OF ESTIMATES: The preparation of financial statements in conformity with generally accepted accounting principles requires the use of certain estimates by management in determining the Company's assets, liabilities, revenues and expenses. Actual results could differ from those estimates. Depreciation, depletion and amortization of oil and gas properties and impairments of oil and gas properties are determined using estimates of proved oil and gas reserves and the present value of estimated cash flows therefrom. There are numerous uncertainties in estimating the quantity of proved reserves and in projecting the future rates of production and timing of development expenditures. Refer to "Supplemental Oil and Gas Information" for additional information regarding the process of estimating proved oil and gas reserve quantities and related values.

UNAUDITED INTERIM FINANCIAL INFORMATION: The unaudited interim financial statements as of June 30, 1999, and for the six months ended June 30, 1998 and 1999, included herein, have been prepared pursuant to the rules and regulations of the Securities and Exchange Commission (SEC). Certain information and footnote disclosures normally included in annual financial statements prepared in accordance with generally accepted accounting principles have been condensed or omitted pursuant to those rules and regulations, although the Company believes that the disclosures made are adequate to make the information presented not misleading. In the opinion of management, all adjustments, consisting only of normal recurring adjustments necessary to fairly present the financial position, results of operations and cash flows with respect to the interim financial statements, have been included. The results of operations for the interim periods are not necessarily indicative of the results for an entire fiscal year.

Amounts included in these notes to financial statements as of and for the six months ended June 30, 1998 and 1999, are unaudited.

CASH AND EQUIVALENTS: The Company considers all highly liquid debt instruments purchased with an original maturity of three months or less to be cash equivalents.

                                DDD ENERGY, INC.

OIL AND GAS PROPERTIES: The Company accounts for its oil and gas exploration and production activities using the full-cost method of accounting. Under this method, all costs associated with acquisition, exploration and development of oil and gas reserves are capitalized, including salaries, benefits and other internal costs directly attributable to these activities. For the years ended December 31, 1996, 1997 and 1998 and for the six months ended June 30, 1998 and 1999, exploration and development related overhead costs of $1,146,000, $1,431,000, $1,795,000, $821,000 and $973,000, respectively, have been capitalized to oil and gas properties. Interest costs related to unproved properties and properties under development also are capitalized to oil and gas properties. For the years ended December 31, 1996, 1997 and 1998 and for the six months ended June 30, 1998 and 1999, interest costs of $1,525,000, $2,105,000,
$2,486,000, $1,184,000 and $1,582,000, respectively, have been capitalized to oil and gas properties. No gains or losses are recognized upon the sale of oil and gas properties unless a significant portion of the Company's proved oil and gas reserves are sold (generally greater than 25 percent). Instead, proceeds from the sale of oil and gas properties are accounted for as a reduction of capitalized costs.

Depreciation, depletion and amortization (DD&A) expense is calculated quarterly using the units-of-production method based upon production and estimates of proved reserves. Estimated future development costs and site restoration, dismantlement and abandonment costs, net of salvage values, are included in the amortization base. Capitalized costs associated with the acquisition and evaluation of unproved properties and properties under development are not included in the amortization base until the properties associated with these costs are evaluated.

Capitalized costs of oil and gas properties, net of accumulated DD&A and deferred income taxes, are limited to the present value, discounted at 10 percent, of future net cash flows from estimated proved oil and gas reserves (based on current economic and operating conditions) plus the lower of cost or fair value of unproved properties, adjusted for the effects of related income taxes. If capitalized costs exceed this limit, the excess is charged to impairment of oil and gas properties. Based on the Company's December 31, 1997 estimated proved reserves valued at March 18, 1998 market prices, the Company recorded a non-cash impairment of oil and gas properties of $11,588,000 ($7,532,000 net of taxes) in 1997.

Substantially all of the Company's exploration and development activities are conducted jointly with others and, accordingly, the Company's oil and gas property balance reflects only its proportionate interest in such activities.

OTHER PROPERTY AND EQUIPMENT: Depreciation of other property and equipment is provided on a straight-line basis over the estimated useful lives of the assets, which range from three to five years.

INCOME TAXES: The Company follows the liability method of accounting for income taxes under which deferred tax assets and liabilities are recognized for the future tax consequences of (i) temporary differences between the tax basis of assets and liabilities and their reported amounts in the financial statements and (ii) operating loss and tax credit carryforwards for tax purposes. Deferred tax assets are reduced by a valuation allowance when, based upon management's estimates, it is more likely than not that a portion of the deferred tax assets will not be realized in a future period.

The Company is included in the consolidated federal income tax return filed by Seitel. Under an informal arrangement, Seitel allocates income tax expense/benefit to its subsidiaries included in its consolidated tax return based on each subsidiaries' relative contribution to the total consolidated tax liability. The subsidiaries pay to Seitel the amount of their respective current federal income tax liability or, to the extent the consolidated group is able to utilize their separate company tax losses or credits, receive reimbursement from Seitel without regard to any alternative minimum tax liabilities incurred by Seitel.

USE OF DERIVATIVES: The Company has a price risk management program that utilizes derivative financial instruments, principally natural gas swaps, to reduce the price risk associated with fluctuations in natural

                                DDD ENERGY, INC.

gas prices. Such contracts usually are placed with major derivative dealers that the Company believes are minimal credit risks. The Company accounts for its derivative financial instruments using the hedge (or deferral) method of accounting. Under this method, realized gains and losses from the Company's price risk management activities are recognized in oil and gas production revenues when the associated production occurs and the resulting cash flows are reported as cash flows from operating activities. Gains and losses on derivative financial instruments that are closed before the hedged production occurs are deferred until the production month originally hedged.

In June 1998, the Financial Accounting Standards Board (FASB) issued Statement of Financial Accounting Standards (SFAS) No. 133, "Accounting for Derivative Instruments and Hedging Activities." SFAS No. 133, as amended, is required to be adopted on January 1, 2001, although earlier adoption is permitted. The statement establishes accounting and reporting standards requiring that every derivative instrument (including certain derivative instruments embedded in other contracts) be recorded in the balance sheet as either an asset or liability measured at its fair value. The statement requires that changes in the derivative's fair value be recognized currently in earnings unless specific hedge accounting criteria are met. Special accounting for qualifying hedges allows a derivative's gains and losses to offset related results on the hedged item in the income statement, and requires that a company formally document, designate, and assess the effectiveness of transactions that receive hedge accounting treatment. The Company has not yet quantified the impact of adopting SFAS No. 133. However, management does not believe that the adoption of SFAS No. 133 will have a material impact on the Company's financial position or results of operations.

NET INCOME (LOSS) PER COMMON SHARE: In accordance SFAS No. 128, "Earnings Per Share," basic net income (loss) per common share is computed based on the weighted average number of shares of common stock outstanding during the period. Diluted net income per common share is computed based on the weighted average number of shares of common stock outstanding plus the assumed issuance of common stock for all potentially dilutive securities. Diluted net loss per common share does not reflect dilution from potential common shares, because to do so would be antidilutive. There were no potentially dilutive securities outstanding for any period presented.

Net income (loss) per common share in the accompanying statements of operations has been adjusted to give retroactive effect to the proposed offering described in Note J.

STOCK-BASED COMPENSATION: The Company accounts for employee stock-based compensation using the intrinsic value method prescribed in Accounting Principles Board (APB) Opinion No. 25, "Accounting for Stock Issued to Employees" and related interpretations. Nonemployee stock-based compensation is accounted for using the fair value method in accordance with SFAS No. 123, "Accounting for Stock-Based Compensation." For all periods presented, the Company has not issued stock-based compensation to employees (or nonemployees), although the Company anticipates issuing options to purchase its common stock in future periods.

NOTE C -- INCOME TAXES

The provision (benefit) for income taxes for each of the three years in the period ended December 31, 1998, is comprised of the following amounts (in thousands):

                                                          1996       1997      1998
                                                         -------   --------   -------
Current................................................  $(6,282)  $(12,185)  $(9,623)
Deferred...............................................    7,462      7,276     7,653
                                                         -------   --------   -------
  Provision (benefit) for income taxes.................  $ 1,180   $ (4,909)  $(1,970)
                                                         =======   ========   =======

                                DDD ENERGY, INC.

The differences between income taxes computed at the federal statutory rate and the Company's effective income tax amounts are as follows (in thousands):

                                                            1996     1997      1998
                                                           ------   -------   -------
Statutory income tax.....................................  $1,172   $(4,799)  $(1,966)
Other, net...............................................       8      (110)       (4)
                                                           ------   -------   -------
  Provision (benefit) for income taxes...................  $1,180   $(4,909)  $(1,970)
                                                           ======   =======   =======

Substantially all of the deferred income tax liability reflected in the Company's balance sheets at December 31, 1997 and 1998 is attributable to temporary differences related to the Company's oil and gas properties.

NOTE D -- ADVANCES FROM SEITEL

Seitel has funded the Company's capital expenditures and operating costs since inception and is reimbursed for such advances as the Company has available cash. During the years ended December 31, 1996, 1997, and 1998 and the six months ended June 30, 1998 and 1999, the Company recorded interest expense of $3,494,000, $5,241,000, $7,175,000, $3,515,000 and $4,489,000, respectively, related to advances from Seitel. Interest was allocated to the Company at a rate equivalent to the weighted-average cost of Seitel's corporate debt, which was
7.24 percent, 7.16 percent, and 7.02 percent for 1996, 1997, and 1998, respectively. The amount of interest expense reported in the accompanying income statement has been reduced by capitalized interest as described in Note B.

In connection with the proposed offering described in Note J, the entire intercompany balance owed to Seitel by the Company will be contributed to capital.

NOTE E -- VOLUMETRIC PRODUCTION PAYMENT

In June 1996, the Company sold a volumetric production payment for $19 million to certain unaffiliated limited partnerships. Under the terms of the production payment agreements, the Company conveyed a mineral property interest of approximately 7.6 billion cubic feet of natural gas and approximately 363,000 barrels of other hydrocarbons to the purchasers. The Company retained responsibility for its working interest share of the cost of operations. The Company accounted for the proceeds received in the transaction as deferred revenue which was amortized into revenue as natural gas and other hydrocarbons were produced and delivered.

The Company entered into an agreement to extinguish the remaining portion of its volumetric production payment which was effective July 1, 1997. The cost to acquire the production payment liability exceeded its book value. As a result of this transaction, the Company recorded a pre-tax loss of $4,228,000 in the accompanying statement of operations for the year ended December 31, 1997.

NOTE F -- CONTINGENCIES AND COMMITMENTS

LITIGATION: The Company is involved from time to time in or threatened with litigation and is subject to governmental and regulatory controls arising in the ordinary course of business. It is the opinion of the Company's management that all claims and litigation involving the Company are not likely to have a material adverse effect on its financial position or results of operations.

ENVIRONMENTAL: The Company, as an owner of oil and gas properties, is subject to various federal, state and local laws and regulations relating to discharge of materials into, and protection of, the environment. These laws and regulations may, among other things, impose liability on the lessee under an oil and gas lease for the cost of pollution clean-up resulting from operations and subject the lessee to liability for

                                DDD ENERGY, INC.

pollution damages. The Company maintains insurance coverage, which it believes is customary in the industry, although it is not fully insured against all environmental risks. The Company is not aware of any environmental claims existing as of December 31, 1998, which would have a material impact on its financial position or results of operations.

NOTE G -- FINANCIAL INSTRUMENTS AND OFF-BALANCE-SHEET RISK

The Company has a price risk management program that utilizes derivative financial instruments, principally natural gas swaps, to reduce the price risk associated with fluctuations in natural gas prices. Such contracts usually are placed with major derivative dealers that the Company believes are minimal credit risks. The derivative financial instruments call for the Company to receive or make payments based upon the differential between a fixed and a variable commodity price as specified in the contract. As a result of these activities, the Company recognized net hedging gains (losses) of $0, $474,000, $653,000, $533,000, and $(102,000) for the years ended December 31, 1996, 1997, and 1998, and for the six months ended June 30, 1998 and 1999, respectively.

As of October 31, 1999, the Company had open natural gas swaps through July 2000 covering 10,000 MMBtu per day at an average fixed price of $2.51 per MMBtu and for August 2000 covering 5,000 MMBtu per day at an average fixed price of $2.57 per MMBtu.

The estimated fair value of open commodity price hedges as of December 31, 1997 was $183,000. As of December 31, 1998, the Company did not have any open commodity price hedges.

NOTE H -- RELATED PARTY TRANSACTIONS

The Company reimburses Seitel for direct and indirect costs of certain Seitel employees who provide services to the Company and for other costs, primarily general and administrative expenses, related to the Company's operations. Seitel allocates indirect costs to the Company using a formula based upon the ratio of the Company's levels of revenue, number of personnel or other factors, as applicable, to the total consolidated Seitel levels for such items. Management of the Company believes that the use of such formula results in a reasonable allocation of indirect costs. During the years ended December 31, 1996, 1997 and 1998 and for the six months ended June 30, 1998 and 1999, the Company recorded general and administrative costs allocated from Seitel of $457,000, $690,000, $664,000, $323,000 and $286,000, respectively.

The Company periodically uses the seismic data processing services of a wholly-owned subsidiary of Seitel. Such services are provided to the Company based on the costs incurred by Seitel's subsidiary. The Company incurred charges for these services of $326,000, $265,000 and $182,000 for the years ended December 31, 1997 and 1998 and for the six months ended June 30, 1999, respectively. Subsequent to the proposed offering, the Company plans to purchase its own seismic processing equipment such that these services will no longer be provided by Seitel's subsidiary.

The Company periodically uses the seismic data acquisition services of Eagle Geophysical, Inc. (Eagle), a wholly-owned subsidiary of Seitel from 1993 to August 1997, and an equity investee of Seitel from August 1997 until April 1999. From 1993 until August 1997, such services were provided to the Company based on the costs that Eagle incurred. Subsequent to August 1997, such services were provided based on agreed upon contractual amounts and terms similar to contracts with third party contractors. The Company incurred charges for these services of $5,329,000 and $5,876,000 for the years ended December 31, 1997 and 1998, respectively.

Certain employees and directors of Seitel contributed cash to partnerships in 1994 through 1997 which invested in the exploration and development of oil and gas properties on a working interest basis along with the Company. Each partnership's working interest amounted to 5% of the total investment made by such

                                DDD ENERGY, INC.

partnership and the Company for the partnerships formed in 1994 and 1995, 3% for the partnership formed in 1996 and 2.5% for the partnership formed in 1997. In October 1998, the Company purchased the oil and gas interests owned by each of the partnerships in exchange for 355,733 shares of Seitel's common stock, payment of $824,000 in cash and assumption of each partnership's liabilities totaling $1,555,000.

In connection with the proposed offering described in Note J, the Company and Seitel intend to enter into a number of agreements for the purpose of defining their continuing relationship. It is currently anticipated that after the offering Seitel will account for its investment using the cost method of accounting. Conflicts of interest may arise in the future between Seitel and the Company in connection with these agreements and other areas of their ongoing relationship.

NOTE I -- MAJOR CUSTOMERS

The Company is an oil and gas exploration and production company that generally sells its oil and gas to numerous customers on a month-to-month basis through the operators of its oil and gas properties. To the Company's knowledge, no customers accounted for 10% or more of revenues during the years 1996, 1997 or 1998.

Substantially all of the Company's accounts receivable at December 31, 1997 and 1998 and June 30, 1999, result from oil and gas sales and joint interest billings to other companies in the oil and gas industry. This concentration of customers and joint interest owners may impact the Company's overall credit risk, either positively or negatively, in that these entities may be similarly affected by industry-wide changes in economic or other conditions. Such receivables are generally not collateralized. Historically, credit losses incurred by the Company on receivables have not been material.

NOTE J -- SUBSEQUENT EVENTS (UNAUDITED)

SALE OF OIL AND GAS PROPERTIES: In July 1999, the Company sold its 18.75% working interest in 11 oil and gas wells, one salt water disposal well and approximately 16,000 acres of leasehold and options to lease for approximately $12.4 million, net of costs.

SECURITIES OFFERING: Prior to completion of a proposed initial public offering, the entire intercompany balance owed to Seitel by the Company will be contributed to capital and Seitel will make an additional capital contribution of $15 million in cash to the Company. These contributions will increase the Company's additional paid-in capital. Seitel will then transfer all of the outstanding stock of the Company to a newly created Delaware company named Vision Energy, Inc. (Vision Energy) in exchange for 14,350,000 shares of Vision Energy's $.01 par value common stock and 10,000 shares of Vision Energy's preferred stock. Vision Energy will not conduct any business or have any operations or assets and liabilities prior to such transfer. Vision Energy plans to file a registration statement with the SEC for an underwritten initial public offering of its common shares (the Offering), under which Seitel will offer shares of common stock of Vision Energy as a selling stockholder.

MASTER SEPARATION AGREEMENT: In connection with the Offering, Vision Energy and Seitel intend to enter into a Master Separation Agreement for purposes of defining their continuing relationship. The Master Separation Agreement will provide for Vision Energy and Seitel to enter into a Sublease, a Registration Rights Agreement, a Tax Indemnity Agreement, an Administrative Services Agreement and an Employee Benefits Allocation Agreement. Under the Master Separation Agreement, Seitel and its subsidiaries and Vision Energy will indemnify each other with respect to liabilities arising in connection with the operations of their respective businesses prior to and after the date of consummation of the Offering including liabilities under the Securities Act with respect to the Offering. The Master Separation Agreement will also provide for continued access by Vision Energy to historical financial and operational information relating to the Company maintained by Seitel.

                                DDD ENERGY, INC.

Sublease -- The Sublease between Vision Energy and Seitel will provide for Vision Energy to lease its principal corporate offices, comprising approximately 8,700 square feet, from Seitel until August 31, 2002 at an annual rent of approximately $96,000. The sublease will also provide for Vision Energy to utilize certain shared office equipment, such as phone systems and central computer systems, for an additional charge.

Registration Rights Agreement -- Pursuant to the Registration Rights Agreement, Vision Energy will agree to register the offer and sale by Seitel on a delayed and continuous basis from time to time of the shares of Vision Energy common stock owned by Seitel after the Offering at the expense of Vision Energy.

Tax Indemnity Agreement -- Prior to the Offering, the Company has been a member of the Seitel affiliated group and has filed its tax returns on a consolidated basis with such group. After the Offering, the Company will no longer be a member of the Seitel affiliated group. Vision Energy and Seitel will enter into a Tax Indemnity Agreement to define their respective rights and obligations relating to federal, state and other taxes for periods before and after the Offering. Pursuant to the Tax Indemnity Agreement, Seitel will calculate the estimated tax benefit from the Company's operations as of the consummation of the offering and will reduce the amount of the intercompany loan by the benefit to the extent not already reflected. Vision Energy and the Company will be responsible for federal income taxes from its operations on and after the date of consummation of the Offering. Any subsequent refunds, additional taxes or penalties or other adjustments relating to the Company's federal income taxes for periods prior to the date of consummation of the Offering shall be for the benefit of or be borne by Seitel. Similar provisions apply under the Tax Indemnity Agreement to other taxes, such as state and local income taxes.

Administrative Services Agreement -- Seitel and Vision Energy intend to enter into an Administrative Services Agreement pursuant to which Seitel will provide Vision Energy with administrative services, primarily receptionist and office administrative services, at up to the same levels as provided prior to the Offering. Seitel will provide these services for the term of the sublease. Vision Energy will pay Seitel for these services at Seitel's actual cost of providing these services.

Employee Benefits Allocation Agreement -- Vision Energy intends to enter into an employee benefits allocation agreement with Seitel to govern certain matters relating to the employees of Seitel who will become employees of Vision Energy.

EMPLOYMENT AGREEMENT: Vision Energy intends to enter into employment agreements with certain of its executive officers in connection with the Offering. In connection with these employment agreements, Vision Energy intends to grant warrants to purchase a total of 400,000 shares of Vision Energy common stock at an exercise price above the initial public offering price.

STOCK OPTION PLANS: Vision Energy intends to adopt a stock option plan prior to the Offering, and 1,600,000 shares of common stock have been reserved for issuance pursuant to such plan. Under the stock option plan, Vision Energy may grant both incentive stock options intended to qualify under Section 422 of the Internal Revenue Code and options that are not qualified as incentive stock options to officers, employees and directors. Options will be granted at or above the market price of Vision Energy common stock on the date of grant. Vision Energy intends to grant to directors, officers and employees, effective as of the date of consummation of the Offering, options to purchase a total of 1,005,000 shares of Vision Energy common stock at an exercise price equal to the initial public offering price.

                                DDD ENERGY, INC.

                SUPPLEMENTAL OIL AND GAS INFORMATION (UNAUDITED)

The following information concerning the Company's oil and gas operations is presented in accordance with SFAS No. 69, "Disclosures about Oil and Gas Producing Activities."

OIL AND GAS RESERVES: Proved oil and gas reserves represent estimated quantities of natural gas, crude oil, condensate and natural gas liquids that geological and engineering data demonstrate, with reasonable certainty, to be recoverable in future years from known reservoirs under economic and operating conditions existing at the time the estimates were made. Proved developed reserves are proved reserves expected to be recovered through wells and equipment in place and under operating methods being utilized at the time the estimates were made.

The following table sets forth estimates of proved reserves and proved developed reserves of natural gas and crude oil (including condensate and natural gas liquids) attributable to the Company's interests in oil and gas properties. The reserve estimates presented herein were prepared by the independent petroleum engineering firms of Miller and Lents, Ltd. at December 31, 1996, Miller and Lents, Ltd. and Forrest A. Garb & Associates, Inc. at December 31, 1997 and Forrest A. Garb & Associates, Inc. at December 31, 1998, in accordance with guidelines established by the SEC. It should be noted that these reserve quantities are estimates and may be subject to substantial upward or downward revisions. The estimates are based on the most current and reliable information available; however, additional information obtained through future production and experience and additional development of existing reservoirs may significantly alter previous estimates of proved reserves.

                                                               GAS      OIL
                                                              (MMCF)   (MBBL)
                                                              ------   ------
Proved reserves at December 31, 1995........................  14,011   1,512
  Revisions of previous estimates...........................  1,966      249
  Purchases of reserves in place............................  7,896       68
  Extensions and discoveries................................  10,322   1,107
  Sale of volumetric production payment.....................  (7,626)   (363)
  Production................................................  (2,808)   (279)
                                                              ------   -----
Proved reserves at December 31, 1996........................  23,761   2,294
  Revisions of previous estimates...........................  (3,863)   (500)
  Repurchase of volumetric production payment...............  3,736       98
  Extensions and discoveries................................  28,491   1,110
  Production................................................  (5,131)   (364)
                                                              ------   -----
Proved reserves at December 31, 1997........................  46,994   2,638
  Revisions of previous estimates...........................  12,698   2,374
  Purchases of reserves in place............................  2,898      284
  Extensions and discoveries................................  17,685   2,428
  Production................................................  (6,216)   (386)
                                                              ------   -----
Proved reserves at December 31, 1998........................  74,059   7,338
                                                              ======   =====
Proved developed reserves --
  December 31, 1995.........................................  10,219   1,178
                                                              ======   =====
  December 31, 1996.........................................  11,563     902
                                                              ======   =====
  December 31, 1997.........................................  18,483   1,744
                                                              ======   =====
  December 31, 1998.........................................  37,844   5,265
                                                              ======   =====

                                DDD ENERGY, INC.

In addition to the proved reserves disclosed above, the Company owned proved sulfur reserves of 197,000 long tons, 174,000 long tons and 420,000 long tons at December 31, 1996, 1997 and 1998, respectively. In addition to the production quantities indicated above, in 1996 and 1997 the Company delivered 84 and 56 thousand barrels (MBbls) of oil, respectively, and 2,094 and 1,795 million cubic feet (MMcf) of natural gas, respectively, under the terms of a volumetric production payment agreement (See Note E of Notes to Financial Statements).

CAPITALIZED COSTS OF OIL AND GAS PROPERTIES: As of December 31, 1997 and 1998, the Company's capitalized costs of oil and gas properties were as follows (in thousands):

                                                                 DECEMBER 31,
                                                              -------------------
                                                                1997       1998
                                                              --------   --------
Proved properties...........................................  $107,206   $141,118
Unproved properties.........................................    39,436     53,458
                                                              --------   --------
     Total capitalized costs................................   146,642    194,576
Less: Accumulated depreciation, depletion and
  amortization..............................................   (33,727)   (45,599)
                                                              --------   --------
     Net capitalized costs..................................  $112,915   $148,977
                                                              ========   ========

Of the total costs excluded from the amortization base as of December 31, 1998, $25,329,000 was incurred during 1998, $12,916,000 was incurred during 1997, $8,793,000 was incurred during 1996, $3,748,000 was incurred during 1995 and $2,672,000 was incurred during 1994. The Company cannot accurately predict when these costs will be included in the amortization base, but it is expected that these costs will be evaluated in the next three to five years.

COSTS INCURRED IN OIL AND GAS ACTIVITIES: The following table sets forth the Company's costs incurred for oil and gas activities for the years ended December 31, 1996, 1997 and 1998 (in thousands):

                                                           1996      1997      1998
                                                          -------   -------   -------
Acquisition of properties:
  Evaluated.............................................  $23,090   $13,813   $ 4,701
  Unevaluated...........................................    7,000    10,857    15,207
Exploration costs.......................................   17,358    26,961    22,708
Development costs.......................................    3,913    12,318     5,318
                                                          -------   -------   -------
     Total costs incurred...............................  $51,361   $63,949   $47,934
                                                          =======   =======   =======

STANDARDIZED MEASURE OF DISCOUNTED FUTURE NET CASH FLOWS RELATING TO PROVED OIL AND GAS RESERVES: The following table sets forth the standardized measure of discounted future net cash flows attributable to the Company's proved oil and gas reserves as prescribed by SFAS No. 69. Future cash inflows were computed by applying year-end prices of oil and gas to the estimated future production of proved oil and gas reserves. Future oil and gas prices actually received may differ from the estimates in the standardized measure.

Future production and development costs represent the estimated future expenditures (based on current costs) to be incurred in developing and producing the proved reserves, assuming continuation of existing economic conditions. Future income tax expenses were computed by applying statutory income tax rates to the difference between pre-tax net cash flows relating to the Company's proved oil and gas reserves and the tax basis of proved oil and gas properties, adjusted for tax credits and allowances. The resulting annual net cash flows were then discounted to present value amounts by applying a 10 percent annual discount factor.

                                DDD ENERGY, INC.

Although the information presented is based on the Company's best estimates of the required data, the methods and assumptions used in preparing the data are those prescribed by the FASB. Although not market sensitive, they were specified in order to achieve uniformity in assumptions and to provide for the use of reasonably objective data. It is important to note that this standardized measure information is not fair market value of the Company's oil and gas properties and it does not reflect changes in oil and gas prices experienced since the respective year-end. It is primarily a tool designed by the FASB to increase comparability of oil and gas reserves and changes therein through the use of a standardized method. Accordingly, the Company cautions that this data should not be used for other than its intended purpose.

Management does not rely upon the following information in making investment and operating decisions. The Company, along with its partners, bases such decisions upon a wide range of factors, including estimates of probable as well as proved reserves, and varying price and cost assumptions considered more representative of a range of possible economic conditions that may occur in the future.

                                                                DECEMBER 31,
                                                       ------------------------------
                                                         1996       1997       1998
                                                       --------   --------   --------
                                                               (IN THOUSANDS)
Cash inflows........................................   $127,905   $162,762   $248,608
Production costs....................................    (21,913)   (21,417)   (43,065)
Development costs...................................    (10,101)   (21,659)   (17,131)
Income taxes........................................    (26,524)   (27,453)   (47,541)
                                                       --------   --------   --------
Future net cash flows...............................     69,367     92,233    140,871
10 percent annual discount..........................    (17,277)   (27,636)   (59,328)
                                                       --------   --------   --------
Standardized measure of discounted future net cash
  flows(1)(2).......................................   $ 52,090   $ 64,597   $ 81,543
                                                       ========   ========   ========

---------------

(1) The above table excludes future net cash flows before income taxes of $3,495,000, $3,187,000 and $9,167,000, and discounted future net cash flows before income taxes of $2,427,000, $2,350,000 and $4,310,000, as of December 31, 1996, 1997 and 1998, respectively, related to proved sulfur reserves.

(2) Estimated future net cash flows before income tax expense, discounted at 10 percent per annum, totaled approximately $72.8 million, $83.3 million, and $107.6 million as of December 31, 1996, 1997, and 1998, respectively.

                                DDD ENERGY, INC.

The following are the principal sources of changes in the standardized measure of discounted future net cash flows for the years ended December 31, 1996, 1997 and 1998 (in thousands):

                                                         1996       1997       1998
                                                       --------   --------   --------
Standardized measure, beginning of year..............  $ 16,058   $ 52,090   $ 64,597
Extensions and discoveries, net of related costs.....    26,690     45,193     34,102
Sales of oil and gas produced, net of production
  costs..............................................    (9,057)   (16,035)   (13,990)
Net changes in prices and production costs...........    24,561    (28,384)   (25,385)
Change in future development costs...................      (355)    (2,650)     3,626
Development costs incurred during the period that
  reduced future development costs...................     2,042      7,802      4,330
Revision of previous quantity estimates..............     3,077     (8,927)    31,358
Repurchase of volumetric production payment..........        --      8,319         --
Purchases of reserves in place.......................    18,309         --      4,609
Sale of volumetric production payment................   (17,763)        --         --
Accretion of discount................................     2,532      7,276      8,328
Net change in income taxes...........................   (11,406)     1,988     (7,422)
Change in production rates and other.................    (2,598)    (2,075)   (22,610)
                                                       --------   --------   --------
Standardized measure, end of year....................  $ 52,090   $ 64,597   $ 81,543
                                                       ========   ========   ========

                       FORREST A. GARB & ASSOCIATES, INC.
                      INTERNATIONAL PETROLEUM CONSULTANTS

                   5310 HARVEST HILL ROAD, SUITE 160 - LB 152
                           DALLAS, TEXAS 75230 - 5805
                                  972-788-1110
                                Fax 972-991-3160

                                February 1, 1999

DDD Energy, Inc.
50 Briar Hollow Lane, Suite 700
Houston, Texas 77027

Dear Sirs:

In response to your request, Forrest A. Garb & Associates, Inc. (Garb) has estimated the oil, gas, and natural gas liquids (NGL) reserves attributed to certain interests owned by DDD Energy, Inc., (DDD) as of January 1, 1999. DDD is a wholly owned subsidiary of Seitel, Inc. The interests are in petroleum producing properties that are located in Texas, Louisiana, Michigan, Mississippi, and California. Garb applied Security and Exchange Commission (SEC) guidelines to estimate the reserves and future cash flows for each property.

Only proven reserves are included in this report. No probable or possible reserves are included in the estimate. Garb verified the properties as proved using SEC criteria and operating information through the publish date of this report. The reserves described in this report are further divided into three categories: proved developed producing (PDP), proved developed non-producing
(PDNP), and proved undeveloped (PUD). PDNP reserves may be behind-pipe or waiting connection to sales market. The following table shows the results of Garb's analysis:

                                       ESTIMATED                     ESTIMATED
                                      NET RESERVES              FUTURE NET REVENUE
                              ----------------------------   -------------------------
                               OIL AND                                      DISCOUNTED
                              CONDENSATE    GAS      NGL     UNDISCOUNTED      @10%
CATEGORY                        (MBO)      (MMCF)   (MGAL)     ($000S)       ($000S)
--------                      ----------   ------   ------   ------------   ----------
Producing...................    1,859      27,051   68,311      73,857        45,673
Non-Producing...............    1,659      10,793    5,060      35,473        21,216
Undeveloped.................    1,546      36,215   22,148      79,083        40,760
                                -----      ------   ------     -------       -------
       Total................    5,064      74,059   95,519     188,413       107,649

Garb estimated reserves using decline curve analysis, material balance, volumetric analysis, analogy, or a combination of these. For decline curve analysis, Garb obtained historical production for DDD wells and analogous offset wells from public data sources. For material balance, Garb received pressure and production data from DDD. For volumetric analysis, DDD and Garb produced geologic maps for undeveloped and non-producing properties. Garb reviewed petrophysical logs on all behind-pipe reserves and on offset wells to drilling locations.

Garb reviewed historical performance data, geologic interpretations, and seismic interpretations to estimate reserves. Garb used information provided by DDD and, where possible, verified the data using public reporting agencies. Garb audited DDD's geologic maps, petrophysical interpretations, and seismic interpretation. Where estimates differed, Garb's values were used. Garb estimated reservoir properties based on its own petrophysical evaluation.

Garb used December 1998 product prices obtained from DDD as the initial prices. These prices are Oil = $11/Bbl, Gas = $2.08/MMBtu, and NGL is priced as a fraction of oil prices based on historical ratios seen throughout 1998. No transportation charges, if any, are included in the evaluation. Garb accounted for gas quality as a Btu adjustment and oil differentials as a reduction in the initial oil price.

FORREST A. GARB & ASSOCIATES, INC.

Garb used a 12-month average operating cost for established properties based on billings to DDD from the various operators. On properties with no historical costs, DDD provided an estimate for developing and operating the properties. Based on its experience, Garb considers the costs to be reasonable.

Garb did not escalate costs or prices as per SEC guidelines. SEC value is the present value of future net revenue discounting by ten percent per annum.

The titles to the properties have not been independently examined by Garb. DDD provided ownership interests in the properties. Garb accepted the extent and character of ownership (working interests, royalty interests, and reversionary interests) as represented by DDD. Our staff conducted no independent tests, property inspections, or audits of operating expenses in conjunction with this study.

Attachment 1 contains summaries of reserves and cash flow forecasts by category. General comments applicable to the methods and procedures used to evaluate DDD's interests are in Attachment 2. Any distribution of this report or any part thereof must include the general comments and this cover letter in its entirety.

Garb is an independent firm of geologists and petroleum engineers. Neither the firm nor its employees own an interest in the properties studied, nor have we been employed on a contingent basis.

This report was prepared under the supervision of Forrest A. Garb, Registered Professional Engineer No. 16160, State of Texas.

We appreciate the opportunity to submit this SEC evaluation. Should you have any questions, please do not hesitate to call.

                                          Yours truly,

                                          Forrest A. Garb & Associates, Inc.

FORREST A. GARB & ASSOCIATES, INC.

                                GENERAL COMMENTS

  (1) The reserve estimates presented in this report have been calculated using deterministic procedures. The reserves shown in this report are those estimated to be recoverable under the guidelines of the Securities and Exchange Commission (SEC). The definition for proved oil and gas reserves are in accordance with SEC Regulation S-X.

  (2) The estimated future net revenue shown in the cash flow projections is that revenue which should be realized from the sale of the estimated net reserves. Surface and well equipment salvage values have not been considered in the revenue projections. Future net revenue as stated in this report is before the deduction of federal income tax.

  (3) The discounted future net revenue is not represented to be the fair market value of these reserves. The estimated reserves included in the cash flow projections have not been adjusted for risk.

  (4) The reserves included in this study are estimates only and should not be construed as exact quantities. Future conditions may affect recovery of estimated reserves and revenue. All categories of reserves may be subject to revision as more performance data become available.

  (5) Extent and character of ownership, oil and gas prices, production data, direct operating costs, required capital expenditures, and other data furnished have been accepted as represented. No independent well tests, property inspections or audits of operating expenses were conducted by our staff in conjunction with this study.

  (6) If investments or business decisions are to be made in reliance on these estimates by anyone other than our client, such person, with the approval of our client, is invited to visit our offices at his expense to evaluate the assumptions made and the completeness and extent of the data available on which our estimates are based.

  (7) Gas contract differences including take or pay claims are not considered in this report.

  (8) Gas sales imbalances have not been taken into account in the reserve estimates.

  (9) Unless otherwise stated in the text, existing or potential liabilities stemming from environmental conditions caused by current or past operating practices have not been considered in this report. No costs are included in the projections of future net revenue nor in our economic analyses to restore, repair, or to improve the environmental conditions of the properties studied to meet existing or future local, state, or federal regulations.

 (10) Any distribution of this report or any part thereof must include these general comments and the cover letter in their entirety.

 (11) This report was prepared under the supervision of Forrest A. Garb, Registered Professional Engineer No. 16160, State of Texas.

--------------------------------------------------------------------------------

                                     [LOGO]

                              VISION ENERGY, INC.

                               12,915,000 SHARES

                                  COMMON STOCK

                          ---------------------------

                                   PROSPECTUS
                          ---------------------------

                                           , 2000

                               CIBC WORLD MARKETS
                           A.G. EDWARDS & SONS, INC.

--------------------------------------------------------------------------------

YOU SHOULD RELY ONLY ON THE INFORMATION CONTAINED IN THIS PROSPECTUS. NO DEALER, SALESPERSON OR OTHER PERSON IS AUTHORIZED TO GIVE INFORMATION THAT IS NOT CONTAINED IN THIS PROSPECTUS. THIS PROSPECTUS IS NOT AN OFFER TO SELL NOR IS IT SEEKING AN OFFER TO BUY THESE SECURITIES IN ANY JURISDICTION WHERE THE OFFER OR SALE IS NOT PERMITTED. THE INFORMATION CONTAINED IN THIS PROSPECTUS IS CORRECT ONLY AS OF THE DATE OF THIS PROSPECTUS, REGARDLESS OF THE TIME OF THE DELIVERY OF THIS PROSPECTUS OR ANY SALE OF THESE SECURITIES.

UNTIL           , 2000 (25 DAYS AFTER THE COMMENCEMENT OF THE OFFERING), ALL
DEALERS THAT EFFECT TRANSACTIONS IN THESE SECURITIES, WHETHER OR NOT PARTICIPATING IN THIS OFFERING, MAY BE REQUIRED TO DELIVER A PROSPECTUS. THIS IS IN ADDITION TO THE DEALERS' OBLIGATION TO DELIVER A PROSPECTUS WHEN ACTING AS UNDERWRITERS AND WITH RESPECT TO THEIR UNSOLD ALLOTMENTS OR SUBSCRIPTIONS.

                                    PART II

                     INFORMATION NOT REQUIRED IN PROSPECTUS

ITEM 13. OTHER EXPENSES OF ISSUANCE AND DISTRIBUTION

The following table sets forth the various expenses to be paid by the Registrant in connection with the issuance and distribution of the securities being registered. All amounts shown are estimates except for the Securities and Exchange Commission registration fee.

Securities and Exchange Commission registration fee.........  $57,805
NASD filing fee.............................................   21,293
Nasdaq listing fee..........................................     *
Legal fees and expenses.....................................     *
Accounting fees and expenses................................     *
Engineering fees and expenses...............................     *
Blue Sky fees and expenses..................................     *
Printing, EDGAR formatting and mailing expenses.............     *
Transfer Agent fees.........................................     *
Miscellaneous...............................................     *
                                                              -------
          Total.............................................     *
                                                              =======

---------------------------

* To be provided by amendment.

Seitel has agreed to pay all of these costs unless the underwriters exercise their over-allotment option, in which event Seitel and the Registrant will pay these costs pro rata based on the number of shares of common stock sold by each.

ITEM 14. INDEMNIFICATION OF DIRECTORS AND OFFICERS.

Section 145 of the Delaware General Corporation Law ("DGCL") provides that a corporation may indemnify any person who was or is a party or is threatened to be made a party to any threatened, pending or completed action, suit or proceeding, whether civil, criminal, administrative or investigative (other than an action by or in the right of the corporation) by reason of the fact that he is or was a director, officer, employee or agent of the corporation, or is or was serving at the request of the corporation as a director, officer, employee or agent of another corporation, partnership, joint venture, trust or other enterprise, against expenses (including attorneys' fees), judgments, fines and amounts paid in settlement actually and reasonably incurred by him in connection with such action, suit or proceeding if he acted in good faith and in a manner he reasonably believed to be in or not opposed to the best interests of the corporation, and, with respect to any criminal action or proceeding, had no reasonable cause to believe his conduct was unlawful. Section 145 further provides that a corporation similarly may indemnify any such person serving in any such capacity who was or is a party or is threatened to be made a party to any threatened, pending or completed action or suit by or in the right of the corporation to procure a judgment in its favor by reason of the fact that he is or was a director, officer, employee or agent of the corporation, or is or was serving at the request of the corporation as a director, officer, employee or agent of another corporation, partnership, joint venture, trust or other enterprise, against expenses (including attorneys' fees) actually and reasonably incurred by him in connection with the defense or settlement of such action or suit if he acted in good faith and in a manner he reasonably believed to be in or not opposed to the best interests of the corporation and except that no indemnification shall be made in respect of any claim, issue or matter as to which such person shall have been adjudged to be liable to the corporation unless and only to the extent that the Delaware Court of Chancery or such other court in which such action or suit was brought shall determine upon application that, despite the adjudication of liability but in view of all of the circumstances of the case, such person is fairly and reasonably entitled to indemnity for such expenses which the Delaware Court of Chancery or such other court shall deem proper.

Vision Energy's certificate of incorporation limits the liability of its directors to Vision Energy or its stockholders to the fullest extent permitted by Delaware law. Specifically, our directors will not be personally liable for monetary damages for breach of a director's fiduciary duty in such capacity, except for liability

   -- for any breach of the director's duty of loyalty to Vision Energy or its stockholders,

   -- for acts or omissions not in good faith or which involve intentional misconduct or a knowing violation of law,

   -- for unlawful payments of dividends or unlawful stock repurchases or redemptions as provided in Section 174 of the DGCL, or

   -- for any transaction from which the director derived an improper personal benefit.

Vision Energy's certificate of incorporation provides that its officers, directors, employees and agents will be indemnified by Vision Energy for liabilities arising because such individual was an officer or director of Vision Energy to the extent permitted by Section 145 of the DGCL.

Vision Energy will enter into indemnification agreements with each of its directors and officers. These agreements require Vision Energy to, among other things, indemnify the director or officer against expenses and costs incurred by the individual in connection with any action, suit or proceeding arising out of the individual's status or service as a director or officer of Vision Energy, other than liabilities arising from willful misconduct or conduct that is knowingly fraudulent or deliberately dishonest. The agreement also requires Vision Energy to advance expenses incurred by the individual in connection with any proceeding against the individual with respect to which he or she may be entitled to indemnification by it. Following completion of the offering, Vision Energy also will maintain directors' and officers' liability insurance.

The Underwriting Agreement that Vision Energy will enter into with respect to the offer and sale of the common stock covered by this registration statement will contain certain provisions for the indemnification of directors and officers of Vision Energy and the underwriters, as applicable, against civil liabilities under the Securities Act.

ITEM 15. RECENT SALES OF UNREGISTERED SECURITIES.

Since Vision Energy's inception, it has issued and sold the following securities in private transactions exempt from the registration provisions of the Securities Act pursuant to Section 4(2) thereof as transactions not involving a public offering:

   -- On November 9, 1999, Vision Energy issued and sold an aggregate of 81 shares of common stock to Horace A. Calvert at a purchase price of $15 per share, or an aggregate of $1,215; and

   -- On November 9, 1999, Vision Energy issued and sold an aggregate of 19 shares of common stock to Vision Holdings LLC at a purchase price of $15 per share, or an aggregate of $285.

ITEM 16. EXHIBITS AND FINANCIAL STATEMENT SCHEDULES.

           1.1*           -- Form of Underwriting Agreement
           3.1            -- Certificate of Incorporation of Vision Energy, Inc.
           3.2            -- Bylaws of Vision Energy, Inc.
           3.3*           -- Form of Certificate of Designation of Rights and
                             Preferences of Redeemable Preferred Stock of Vision
                             Energy, Inc.
           4.1*           -- Specimen Common Stock certificate
           4.2*           -- Specimen Redeemable Preferred Stock certificate

            5.1*          -- Opinion of Gardere Wynne Sewell & Riggs, L.L.P.
            8.1*          -- Tax Opinion of Arthur Andersen LLP
           10.1*          -- Form of Asset Transfer and Separation Agreement among Seitel, Inc., Vision Holdings LLC and Vision Energy, Inc.
           10.2*          -- Form of Sublease among Seitel, Inc., Seitel Gas & Energy, Inc., Seitel Management, Inc.
                             and Vision Energy, Inc.
           10.3*          -- Form of Registration Rights Agreement among Seitel, Inc., Vision Holdings LLC and
                             Vision Energy, Inc.
           10.4*          -- Form of Tax Indemnity Agreement between Seitel, Inc. and Vision Energy, Inc.
           10.5*          -- Form of Employee Benefits Allocation Agreement between Seitel, Inc. and Vision Energy,
                             Inc.
           10.6*          -- Form of Administrative and Services Agreement between Seitel, Inc. and Vision Energy,
                             Inc.
           10.7*          -- Form of Employment Agreement between Vision Energy, Inc. and Horace A. Calvert
           10.8*          -- Form of Employment Agreement between Vision Energy, Inc. and Marshall L. Munsell
           10.9*          -- Form of Employment Agreement between Vision Energy, Inc. and Thomas A. Mazza
           10.10*         -- Form of Vision Energy 1999 Stock Incentive Plan
           10.11*         -- Form of Indemnification Agreement between Vision Energy, Inc. and each director of
                             Vision Energy, Inc.
           10.12*         -- Form of Warrant issued by Vision Energy, Inc. to the executive officers of Vision
                             Energy, Inc.
           23.1           -- Consent of Arthur Andersen LLP
           23.2           -- Consent of Forrest A. Garb & Associates, Inc.
           23.3           -- Consent of Miller & Lents, Ltd.
           23.4*          -- Consent of Gardere Wynne Sewell & Riggs, L.L.P. (contained in Exhibit 5.1)
           24.1           -- Power of Attorney (included on signature page to this Registration Statement)
           27.1           -- Financial Data Schedule
           99.1           -- Consent of Jerry S. Cox to act as director
           99.2           -- Consent of Fred S. Ziedman to act as director
           99.3           -- Consent of Robert B. Sale, Jr. to act as director

---------------

* To be filed by amendment.

ITEM 17. UNDERTAKINGS.

Insofar as indemnification for liabilities arising under the Securities Act of 1933 may be permitted to directors, officers and controlling persons of the Registrant pursuant to the foregoing provisions, or otherwise, the Registrant has been advised that in the opinion of the SEC such indemnification is against public policy as expressed in the Securities Act of 1933 and is, therefore, unenforceable. In the event that a claim for indemnification against such liabilities (other than the payment by the Registrant of expenses incurred or paid by a director, officer or controlling person of the Registrant in the successful defense of any action, suit or proceeding) is asserted by such director, officer or controlling person in connection with the securities being registered, the Registrant will, unless in the opinion of its counsel the matter has been settled by controlling precedent, submit to a court of appropriate jurisdiction the question whether such indemnification by it is against public policy as expressed in the Securities Act of 1933 and will be governed by the final adjudication of such issue.

The undersigned registrant hereby undertakes to provide to the underwriter at the closing specified in the underwriting agreements, certificates in such denominations and registered in such names as required by the underwriter to permit prompt delivery to each purchaser.

The undersigned registrant undertakes that:

          (i) For the purposes of determining any liability under the Securities Act of 1933, the information omitted from the form of prospectus filed as part of this registration statement in reliance upon Rule 430A and contained in a form of prospectus filed by the registrant pursuant to Rule 424(b)(1) or (4) or 497(h) under the Securities Act shall be deemed to be part of this registration statement as of the time it was declared effective.

          (ii) For the purpose of determining any liability under the Securities Act of 1933, each post-effective amendment that contains a form of prospectus shall be deemed to be a new registration statement relating to the securities offered therein, and the offering of such securities at that time shall be deemed to be the initial bona fide offering thereof.

                                   SIGNATURES

Pursuant to the requirements of the Securities Act of 1933, the registrant has duly caused this registration statement to be signed on its behalf by the undersigned, thereunto duly authorized, in the City of Houston, State of Texas, on November 12, 1999.

                                            VISION ENERGY, INC.

                                            By:    /s/ HORACE A. CALVERT
                                              ----------------------------------
                                                      Horace A. Calvert
                                                   Chief Executive Officer

                               POWER OF ATTORNEY

KNOW ALL MEN BY THESE PRESENTS, that each person whose signature appears below constitutes and appoints Horace A. Calvert and Marshall S. Munsell, and each of them, each of whom may act without joinder of the other, his or her true and lawful attorneys and agents, with full power of substitution and resubstitution, for him or her and in his or her name, place and stead, in any and all capacities, to sign any or all pre- and post-effective amendments to this registration statement (including any registration statement of the type contemplated by Rule 462(b) promulgated under the Securities Act of 1933), and to file the same, with all exhibits thereto and other documents in connection therewith, with the Securities and Exchange Commission, granting unto said attorney-in-fact and agents, and each of them, full power and authority to do and perform each and every act and thing requisite and necessary to be done in and about the premises, as fully as to all intents and purposes as he or she might or could do in person, hereby ratifying and confirming all that said attorneys-in-fact and agents, and each of them, or the substitute or substitutes of any or all of them, may lawfully do or cause to be done by virtue hereof.

Pursuant to the requirements of the Securities Act, this Registration Statement has been signed by the following persons in the capacities and on the dates indicated.

                      SIGNATURE                                   TITLE                    DATE
                      ---------                                   -----                    ----

                /s/ HORACE A. CALVERT                  Chairman of the Board of      November 12, 1999
-----------------------------------------------------    Directors and Chief
                  Horace A. Calvert                      Executive Officer
                                                         (Principal Executive
                                                         Officer)

               /s/ MARSHALL L. MUNSELL                 President and Director        November 12, 1999
-----------------------------------------------------
                 Marshall L. Munsell

                 /s/ THOMAS A. MAZZA                   Executive Vice President and  November 12, 1999
-----------------------------------------------------    Director
                   Thomas A. Mazza

               /s/ MARCIA H. KENDRICK                  Interim Chief Financial       November 12, 1999
-----------------------------------------------------    Officer (Principal
                 Marcia H. Kendrick                      Accounting and Financial
                                                         Officer)

                                 EXHIBIT INDEX

           1.1*           -- Form of Underwriting Agreement
           3.1            -- Certificate of Incorporation of Vision Energy, Inc.
           3.2            -- Bylaws of Vision Energy, Inc.
           3.3*           -- Form of Certificate of Designation of Rights and
                             Preferences of Redeemable Preferred Stock of Vision
                             Energy, Inc.
           4.1*           -- Specimen Common Stock certificate
           4.2*           -- Specimen Redeemable Preferred Stock certificate
           5.1*           -- Opinion of Gardere Wynne Sewell & Riggs, L.L.P.
           8.1*           -- Tax Opinion of Arthur Andersen LLP
          10.1*           -- Form of Asset Transfer and Separation Agreement among
                             Seitel, Inc., Vision Holdings LLC and Vision Energy, Inc.
          10.2*           -- Form of Sublease among Seitel, Inc., Seitel Gas & Energy,
                             Inc., Seitel Management, Inc. and Vision Energy, Inc.
          10.3*           -- Form of Registration Rights Agreement among Seitel, Inc.,
                             Vision Holdings LLC and Vision Energy, Inc.
          10.4*           -- Form of Tax Indemnity Agreement between Seitel, Inc. and
                             Vision Energy, Inc.
          10.5*           -- Form of Employee Benefits Allocation Agreement between
                             Seitel, Inc. and Vision Energy, Inc.
          10.6*           -- Form of Administrative and Services Agreement between
                             Seitel, Inc. and Vision Energy, Inc.
          10.7*           -- Form of Employment Agreement between Vision Energy, Inc.
                             and Horace A. Calvert
          10.8*           -- Form of Employment Agreement between Vision Energy, Inc.
                             and Marshall L. Munsell
          10.9*           -- Form of Employment Agreement between Vision Energy, Inc.
                             and Thomas A. Mazza
          10.10*          -- Form of Vision Energy 1999 Stock Incentive Plan
          10.11*          -- Form of Indemnification Agreement between Vision Energy,
                             Inc. and each director of Vision Energy, Inc.
          10.12*          -- Form of Warrant issued by Vision Energy, Inc. to the
                             executive officers of Vision Energy, Inc.
          23.1            -- Consent of Arthur Andersen LLP
          23.2            -- Consent of Forrest A. Garb & Associates, Inc.
          23.3            -- Consent of Miller & Lents, Ltd.
          23.4*           -- Consent of Gardere Wynne Sewell & Riggs, L.L.P.
                             (contained in Exhibit 5.1)
          24.1            -- Power of Attorney (included on signature page to this
                             Registration Statement)
          27.1            -- Financial Data Schedule
          99.1            -- Consent of Jerry S. Cox to act as director
          99.2            -- Consent of Fred S. Ziedman to act as director
          99.3            -- Consent of Robert B. Sale, Jr. to act as director

---------------

* To be filed by amendment.